SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Consolidated Report
2005

Collective Person no. 503 215 058 – Share Capital: Euro 1,128,856,500
Registered at the Conservatory of the Commercial Registry of Lisbon under no. 3602, Section 4
Avenida Fontes Pereira de Melo, 40 • 1069-300 Lisboa

Portugal Telecom

CONSOLIDATED REPORT

2005

Annual Report 2005	1

Group Structure

Portugal Telecom

Wireline Business	100.00%	PT Comunicações
	100.00%	PT Corporate
	100.00%	PT Prime
	100.00%	PT.com

Domestic Mobile Business	100.00%	TMN
	100.00%	PT Wi-Fi

Multimedia Business	58.43%	PT Multimédia

International Businesses	50.00%	Vivo

	100.00%	PT Brasil

	29.00%	UOL

	32.18%	Médi Télécom

	40.00%	Cabo Verde Telecom

	51.00%	CST

	25.00%	Unitel

	41.12%	Timor Telecom

	28.00%	CTM

Instrumental Companies	100.00%	PT Sistemas de Informação
	100.00%	PT Inovação
	100.00%	PT PRO
	100.00%	PT Compras
	100.00%	PT Contact
	78.12%	Previsão

2

Business Performance

Domestic Market

Wireline

Operating revenues decreased by 4.0% y.o.y to Euro 2,214 million in 2005, primarily as a result of lower traffic revenues. Excluding the impact related to lower fixed-to-mobile interconnection rates of Euro 23 million, operating revenues would have decreased by 3% y.o.y in 2005.

Wireline Income Statement (1)			Euro million
	2005	2004	y.o.y

Operating revenues	2,213.6	2,305.2	(4.0%)
Services rendered	2,158.2	2,235.3	(3.4%)
Sales	34.2	36.1	(5.4%)
Other operating revenues	21.2	33.8	(37.3%)

Operating costs, excluding D&A	1,084.3	1,336.2	(18.8%)
Wages and salaries	286.7	296.6	(3.3%)
Post retirement benefits (PRBs)	(21.8)	58.5	n.m.
Direct costs	385.5	470.6	(18.1%)
Costs of telecommunications	301.7	383.8	(21.4%)
Directories	81.5	86.8	(6.1%)
Other	2.3	0.0	n.m.
Costs of products sold	33.8	39.1	(13.6%)
Marketing and publicity	42.4	44.6	(4.9%)
Support services	141.3	114.1	23.9%
Supplies and external expenses	148.9	139.0	7.1%
Provisions	(13.8)	69.8	n.m.
Other operating costs	81.4	103.8	(21.6%)

EBITDA	1,129.3	969.0	16.5%
Depreciation and amortisation	358.9	369.7	(2.9%)
Income from operations	770.4	599.3	28.5%

EBITDA margin	51.0%	42.0%	9.0pp
Capex	233.1	206.8	12.7%
Capex as % of revenues	10.5%	9.0%	1.6pp
EBITDA minus Capex	896.1	762.3	17.6%

(1) Includes intragroup transactions.

The new price basket for 2005, approved by the regulator, came into effect on 1 July 2005 and complied with the price cap of CPI-2.75%, in terms of average annual change. As a result, the average annual change in the price of the main components of the basket was as follows: (1) line rental prices increased by 1.7%; (2) local calls prices increased by 0.5%; (3) regional calls prices decreased by 24.1%, and (4) domestic long distance calls prices decreased by 25.3% . The number of call types used in the price basket was reduced from three to two, namely local and domestic long distance, to simplify the tariff structure. In contrast to previous years, the price cap was only applied to the residential segment and not to the corporate segment.

Annual Report 2005	3

Wireline Operating Revenues (1)			Euro million
	2005	2004	y.o.y

Retail	1,318.8	1,379.4	(4.4%)
Fixed charges	679.8	668.5	1.7%
Traffic	473.6	588.4	(19.5%)
ADSL retail	150.6	99.9	50.8%
ISP and other	14.8	22.7	(34.6%)
Wholesale	457.7	476.4	(3.9%)
Traffic	216.9	247.9	(12.5%)
Leased lines	165.5	164.4	0.6%
Other	75.3	64.0	17.7%
Data & corporate	244.9	242.0	1.2%
Data communications	110.8	102.3	8.3%
Leased lines	32.4	48.7	(33.4%)
Network management & outsourcing	26.1	20.1	30.1%
Other	75.5	71.0	6.4%
Other wireline revenues	192.2	207.3	(7.3%)
Other services and operating revenues	29.8	35.7	(16.4%)
Sales of telecom equipment	34.2	36.1	(5.4%)
Telephone directories	120.4	129.7	(7.2%)
Portals	7.8	5.8	35.2%

Total operating revenues	2,213.6	2,305.2	(4.0%)

(1) Includes intragroup transactions.

Retail revenues fell by 4.4% y.o.y in 2005 to Euro 1,319 million, with the increase in ADSL not being sufficient to offset the decrease in fixed charges and traffic revenues, including fixed-to-mobile revenues, which registered a significant reduction over the previous year. Fixed charges increased by 1.7% y.o.y in 2005, primarily as a result of the growth in pricing plans, which represented already 9.1% of fixed charges, offsetting the decrease in access revenues due to line loss. The 19.5% y.o.y decrease in traffic revenues is the result of volume declines and lower ARPM, particularly of fixed-to-mobile minutes. The decrease in fixed-to-mobile tariffs had a negative impact on traffic revenues of Euro 23 million in 2005. The growing percentage of flat rate pricing plans has also had a dilutive impact on traffic revenues as these are exchanged for fixed charges. Fixed charges accounted for 51.5% of retail revenues in 2005, up from 48.5% in last year. In terms of ADSL, revenues increased by 50.8% y.o.y in 2005 to Euro 151 million, underpinned by strong customer growth.

Data & corporate revenues decreased by 1.2% y.o.y in 2005 to Euro 245 million. Adjusting for the one-off impact of the Euro 2004, data & corporate revenues would have increased by 4.4% y.o.y in 2005, underpinned by the continued improvement of the voice and data VAS offering, as well as the increased breadth of the services provided, namely in IT. Online backup security solutions and long-term outsourcing contracts continued to register a strong take-up. A new range of pricing plans for the SME segment was also introduced, with the aim of improving usage.

Wholesale revenues decreased by 3.9% y.o.y in 2005 to Euro 458 million, mainly as a result of the decrease in traffic revenues, explained by the drop in the price of international mobile interconnection and the decrease in transit traffic. In the third quarter of 2005, an agreement was reached amongst most operators aimed at facilitating the transfer of portability, pre-selection and ULL customers. The number

4

of ULL lines stood at 72 thousand at the end of 2005, compared to 9 thousand in 2004. In 2005, interconnection rates decreased by 10.1% y.o.y for call termination and 9.6% y.o.y for call origination.

EBITDA increased by 16.5% y.o.y in 2005 to Euro 1,129 million, equivalent to a margin of 51.0% . This increase is primarily explained by the decrease in PRBs, as a result of higher prior years service gains recorded in 2005 (Euro 137 million), as compared to the previous year (Euro 67 million), following the change in the retirement age and in the method of calculating the pension, pursuant to the terms of Law 60/2005.

Capex amounted to Euro 233 million in 2005, an increase of 12.7% y.o.y and equivalent to 10.5% of operating revenues. Capex was mainly directed towards: (1) the aggressive investment in broadband both in terms of coverage and customer bandwidth; (2) client-related capex as a result of the strong growth in corporate outsourcing contracts, and (3) the deployment of a new state-of-the-art data centre aimed at providing improved data services to corporate customers. EBITDA minus Capex in 2005 amounted to Euro 896 million.

Wireline Operating Data
	2005	2004	y.o.y

Main lines ('000)	4,478	4,377	2.3%
PSTN/ISDN	3,769	3,948	(4.5%)
Carrier pre-selection	575	485	18.5%
ADSL retail	585	382	53.4%
ADSL wholesale	51	39	33.3%
Unbundled local loops	72	9	n.m.
Net additions ('000)	101	151	(33.3%)
PSTN/ISDN	(179)	(88)	102.7%
Carrier pre-selection	90	47	93.2%
ADSL retail	204	221	(7.8%)
ADSL wholesale	13	11	13.3%
Unbundled local loops	63	7	n.m.
Pricing plans ('000)	1,795	947	89.4%
ARPU (Euro)	33.8	34.8	(2.9%)
Subscription and voice	29.3	31.3	(6.3%)
Data	4.5	3.5	26.8%
Call completion rate (%)	99.8	99.8	0.0pp
Faults per 100 access lines (no.)	10.4	9.7	0.7pp
Total data communication accesses ('000)	36	36	1.4%
Corporate web capacity sold (Mbps)	14,664	5,387	172.2%
Number of leased lines ('000)	15	16	(8.7%)
Capacity (equivalent to 64 kbps) ('000)	186	183	1.9%
Digital (%)	96.3	95.8	0.5pp

PT continued to lead the market in Portugal in terms of total minutes of outgoing traffic, number of access lines and ADSL lines, notwithstanding the significant increase in competition. This performance has been achieved as a result of the successful implementation of customer loyalty initiatives, based on product differentiation and innovation, competitive pricing offers, customer care and quality of service.

Total main lines increased by 101 thousand in 2005, boosted by the high level of net additions of ADSL retail and ULL that totalled 204 thousand and 63 thousand respectively in the period. Net

Annual Report 2005	5

disconnections of PSTN/ISDN lines totalled 179 thousand in 2005, as a result of rising competition and a weaker macroeconomic environment. Total main lines in the wireline business reached 4,478 thousand at the end of 2005, of which 3,769 thousand were PSTN/ISDN, 585 thousand were ADSL retail, 51 thousand were ADSL wholesale and 72 thousand were ULL.

ADSL retail growth continued to be robust in 2005, with the total number of customers reaching 585 thousand. Following the upgrade of customers’ broadband speeds by a factor of four, already 70% of PT’s ADSL customer base has speeds higher than 2 Mbps. Following the successful launch of PT’s instant messenger service (Sapo Messenger) in the first half of 2005, PT has also launched a softphone VoIP and Video service. Sapo Messenger had over 370 thousand users at the end of 2005.

The growth in pricing plans remained strong, with the number of pricing plans increasing by 847 thousand in 2005 to 1,795 thousand. In the fourth quarter of 2005, PT introduced new flat rate pricing plans for various time slots during the day. PT also introduced, for the first time, a monthly flat rate for on-net fixed-to-fixed calls.

Total ARPU (voice and data) decreased by 2.6% y.o.y in 2005 to Euro 33.8. Subscription and voice ARPU (PSTN/ISDN less dial-up Internet) decreased by 6.3% y.o.y to Euro 29.3, as a result of declining traffic revenues, and data ARPU (ADSL plus dial-up Internet) increased by 26.8% y.o.y, representing already 13.3% of total ARPU in 2005. ADSL ARPU was Euro 26.7 in 2005, which compares to Euro 32.4 in previous year. The dilution in ADSL ARPU is explained by the increasing take-up of the prepaid product.

PT remains the leading operator in the corporate data and integrated solutions market in Portugal. In this business segment, Internet capacity sales increased by 172.2% y.o.y in 2005, as a result of the expansion of ADSL. Total data communication accesses increased by 1.4% y.o.y in 2005. Leased lines capacity to end-users increased by 1.9% y.o.y in 2005, with leased line digital capacity reaching 96.3% of the total leased line capacity.

Wireline Traffic Breakdown		Million of minutes
	2005	2004	y.o.y

Total traffic	14,818	16,478	(10.1%)
Retail	6,400	7,250	(11.7%)
F2F domestic	4,339	4,961	(12.5%)
F2M	844	918	(8.1%)
International	411	372	10.6%
Other	806	998	(19.3%)
Wholesale	8,418	9,229	(8.8%)
Internet	1,818	3,151	(42.3%)

Total originat. traffic in the fixed network	10,446	12,440	(16.0%)
Originated MOU (minutes / month)	224	260	(13.7%)
Retail MOU (minutes / month)	163	175	(6.7%)
F2F domestic MOU (minutes / month)	93	104	(9.9%)

Total traffic fell by 10.1% y.o.y in 2005, on the back of the decline of 11.7% in retail traffic and of 8.8% in wholesale traffic, which was strongly influenced by the 42.3% decrease in dial-up Internet traffic as a result of the continued broadband takeup by customers. F2F domestic traffic fell by 12.5% y.o.y in 2005. Retail MOU, which excludes carrier pre-selection lines, fell by 6.7% y.o.y in 2005 to 163 minutes. International traffic increased by 10.6% y.o.y in 2005, as a result of the strong increase in the number of calling cards.

Domestic mobile • TMN

Operating revenues decreased by 3.1% y.o.y in 2005 to Euro 1,557 million, primarily as a result of the impact on service revenues of lower interconnection rates. In effect, the increase in billing revenues of 2.7% y.o.y, underpinned by growth of postpaid customers and data revenues, was not sufficient to offset the 20.0% y.o.y decrease in interconnection revenues. As a result, service revenues fell by 3.0% in 2005 to Euro 1,404 million. The sharp decline in interconnection revenues is primarily related to the reduction in interconnection rates, both fixed-to-mobile and mobile-to-mobile, over the period, corresponding to an average decline of 23.5% in interconnection rates in 2005. Excluding the impact of lower interconnection rates of Euro 82 million, operating revenues would have increased by 2.1% y.o.y in 2005.

Domestic Mobile Income Statement (1)			Euro million
	2005	2004	y.o.y

Operating revenues	1,557.1	1,606.3	(3.1%)
Services rendered	1,403.6	1,446.3	(3.0%)
Billing	1,116.3	1,087.3	2.7%
Interconnection	287.3	359.0	(20.0%)
Sales	146.3	153.3	(4.5%)
Other operating revenues	7.1	6.7	5.4%

Operating costs, excluding D&A	883.5	859.4	2.8%
Wages and salaries	54.2	54.1	0.0%
Direct costs	309.4	320.0	(3.3%)
Costs of telecommunications	281.4	296.6	(5.1%)
Other	27.9	23.4	19.5%
Costs of products sold	192.7	171.0	12.7%
Marketing and publicity	35.5	27.5	29.3%
Support services	32.4	36.1	(10.2%)
Supplies and external expenses	162.3	151.5	7.2%
Provisions	26.8	31.7	(15.4%)
Other operating costs	70.2	67.5	4.0%

EBITDA	673.5	746.9	(9.8%)
Depreciation and amortisation	204.9	193.5	5.9%
Income from operations	468.7	553.4	(15.3%)

EBITDA margin	43.3%	46.5%	(3.2pp)
Capex	170.2	154.9	9.8%
Capex as % of revenues	10.9%	9.6%	1.3pp
EBITDA minus Capex	503.3	592.0	(15.0%)

(1) Includes intragroup transactions.

EBITDA amounted to Euro 674 million in 2005, a decrease of 9.8% y.o.y, primarily as a result of: (1) the strong reduction in termination rates, which impacted EBITDA by Euro 48 million; (2) higher subscriber

Annual Report 2005	7

acquisition and retention costs related to 3G, and (3) an increase in other costs related to the rollout of the 3G network, namely higher leased lines costs. EBITDA margin in 2005 decreased 3.2pp to 43.3% .

Capex amounted to Euro 170 million in 2005, equivalent to 10.9% of operating revenues. Capex was primarily directed towards network capacity and coverage, including the rollout of 3G (54.3% of network capex), and improvements in quality of service and customer care. EBITDA minus Capex decreased by 15.0% to Euro 503 million, equivalent to 32.3% of operating revenues.

Domestic Mobile Operating Data
	2005	2004	y.o.y

Customers ('000)	5,312	5,053	5.1%
Net additions ('000)	259	167	55.2%
MOU (minutes)	122	121	0.5%
ARPU (Euro)	22.8	24.5	(6.8%)
Customer bill	18.1	18.4	(1.4%)
Interconnection	4.7	6.1	(23.2%)
ARPM (Euro cents)	18.8	20.2	(7.3%)
Data as % of service revenues (%)	11.8	10.0	1.9pp
SARC (Euro)	59.2	44.7	32.3%
CCPU (1) (Euro)	11.6	11.4	1.4%
ARPU minus CCPU (Euro)	11.2	13.1	(14.0%)

(1) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

TMN continued to build on its leading position in the Portuguese mobile market in 2005. Following the acceleration of the rollout of 3G services in Portugal, TMN launched an independent low-cost brand “UZO” in the second quarter of 2005, in order to serve better existing and new segments of the market.

Total net additions in 2005 reached 259 thousand, reflecting the expansion of 3G and the initial take-up of UZO. As a result, total customers grew by 5.1% y.o.y, reaching 5,312 thousand at the end of 2005, of which 176 thousand were UZO customers. Postpaid customers accounted for approximately 40.2% of net additions in 2005, which compares with 37.8% in 2004. Postpaid customers thus increased by 14.1% y.o.y, with the weight of prepaid decreasing to 82% of total customers. The pace of 3G take-up progressed well during the year, with the number of 3G customers reaching 385 thousand at the end of 2005.

ARPU fell by 6.8% in 2005 to Euro 22.8, primarily as a result of the decrease of 7.3% y.o.y in ARPM, reflecting the reduction in interconnection rates. Adjusting for the reduction in interconnection rates, ARPU would have decreased by 1.4% y.o.y in 2005. MOU increased by 0.5% y.o.y in 2005 to 122 minutes, as a result of campaigns aimed at stimulating usage.

Data services continued to underpin ARPU performance, with data revenues already accounting for 11.8% of service revenues in 2005, up from 10.0% in 2004. The increase in data service revenues is primarily related to the strong growth of non-SMS data revenues, which increased by 80.2% y.o.y and accounted for 20.6% of total data revenues in the period. Ringing tones, screen savers, games and sports

(news and video goals) constituted the top daily downloads. The number of SMS messages in 2005 amounted to 1,565 million, corresponding to approximately 53 messages per month per active SMS user. The number of active SMS users reached 54% of total customers at the end of the period.

Multimedia

PT Multimédia’s operating revenues increased by 5.0% y.o.y in 2005 to Euro 628 million, underpinned by the increase in Pay-TV and cable Internet revenues of 7.5% y.o.y in the period. Audiovisuals revenues decreased by 10.8% y.o.y in 2005, as a result of lower attendance rates in the cinema exhibition business due to a lower number of blockbusters.

Multimedia Income Statement (1)			Euro million
	2005	2004	y.o.y

Operating revenues	628.5	598.8	5.0%
Pay-TV and cable Internet	551.7	513.2	7.5%
Audiovisuals	75.8	84.9	(10.8%)
Other	1.0	0.7	58.9%

Operating costs, excluding D&A	433.2	420.0	3.1%
Wages and salaries	43.9	43.7	0.4%
Direct costs	201.3	185.0	8.9%
Programming costs	138.3	126.9	9.0%
Costs of telecommunications	30.5	26.8	13.9%
Other	32.5	31.3	3.9%
Costs of products sold	13.2	18.3	(27.7%)
Marketing and publicity	20.3	24.2	(16.0%)
Support services	40.3	38.2	5.6%
Supplies and external expenses	82.1	83.1	(1.2%)
Provisions	9.9	5.7	75.1%
Other operating costs	22.1	21.9	0.7%

EBITDA	195.3	178.8	9.2%
Depreciation and amortisation	61.9	51.4	20.4%
Income from operations	133.4	127.4	4.7%

EBITDA margin	31.1%	29.9%	1.2pp
Capex	185.5	73.2	153.6%
Capex as % of revenues	29.5%	12.2%	17.3pp
EBITDA minus Capex	9.8	105.6	(90.8%)

(1) Includes intragroup transactions.

PT Multimédia’s EBITDA increased by 9.2% y.o.y in 2005 to Euro 195 million, with EBITDA margin improving by 1.2pp y.o.y to 31.1% . The growth in EBITDA and margin reflected primarily the on-going focus on cost control. Nonetheless, PT Multimédia continues to invest in the development of its businesses and rollout of new products and in quality of services, and as such EBITDA growth was impacted by additional investments in programming costs (Euro 11 million) related to the reinforcement of the Pay-TV offer through the launch of the new digital service (Funtastic Life) and additional premium channels.

PT Multimédia’s capex increased from Euro 73 million in 2004 to Euro 186 million in 2005. Capex in 2005 includes the capitalisation of: (1) Euro 33 million corresponding to the discounted rents of additional transponders for the satellite and premium services of the Pay-TV business, and (2) Euro 66

Annual Report 2005	9

million corresponding to a long-term commitment with the wireline business for the right of usage of network capacity. As this capex is related to an agreement between PT Multimédia and the wireline business, it has no impact on PT’s consolidated capex. PT Multimédia’s capex in 2005 also included investments in information systems, in set top boxes and in network capacity.

Pay-TV and Cable Internet Operating Data (1)
	2005	2004	y.o.y

Homes passed ('000)	2,666	2,551	4.5%
Bi-directional (broadband enabled)	2,547	2,418	5.3%
Pay-TV customers (2) (3) ('000)	1,479	1,449	2.1%
Cable	1,090	1,066	2.2%
DTH	389	383	1.7%
Pay-TV net additions ('000)	30	54	(43.8%)
Penetration rate of cable (%)	40.9	41.8	(0.9pp)
Premium subscriptions (3) ('000)	774	833	(7.1%)
Pay to basic ratio (%)	52.3	57.5	(5.1pp)
Cable broadband accesses ('000)	348	305	14.1%
Cable broadband net additions ('000)	43	75	(42.7%)
Blended ARPU (Euro)	27.6	25.4	8.5%

(1) As a result of a database cleanup in the second quarter of 2005, following the migration to new CRM, provisioning and billing systems, the number of Pay-TV customers at the end of 2004 was adjusted to 1,449 thousand. The adjusted number of cable broadband customers at the end of 2004 was 305 thousand. (2) These figures are related to the total number of Pay-TV basic service customers. PT Multimédia's Pay-TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels. (3) These figures include products in temporary promotions, such as the "Try and Buy" promotion.

Homes passed totalled 2,666 thousand at the end of 2005, of which 95.6% were bi-directional and therefore broadband enabled. In 2005, PT Multimédia continued to focus on expanding its cable network to areas of high population density adjoining existing cabled areas. This project was initiated in the third quarter of 2005 and will continue throughout 2006, with the number of homes passed expected to increase by approximately 300 thousand by year-end 2006.

Pay-TV customers totalled 1,479 thousand at the end of 2005 (1,090 thousand cable and 389 thousand DTH subscribers), accounting for approximately 42% of the TV households in Portugal. Net additions in 2005 totalled 30 thousand customers, representing a decrease of 43.8% y.o.y, as a result of customer disconnections performed at the end of the year related to a cleanup of databases namely due to bad debts, post migration to new systems after 10 years of operation. In addition, the evolution of the customer base in the fourth quarter of 2005 reflected the initial impact of the change in the encryption system of the DTH platform, as well as the switch-off of the premium services analogue signal in certain cabled areas.

Broadband customers (Netcabo) rose by 14.1% y.o.y in 2005 to 348 thousand. Net additions in 2005 totalled 43 thousand, with the penetration of the Internet service among cable TV subscribers increasing to 32.0% at the end of 2005, which compares with 28.6% in the previous year. Notwithstanding the success of the prepaid product during 2005, the weight of broadband customers with speeds of 2Mbps or higher was over 50% of the residential customer base at the end of December 2005. In order to increase customer loyalty, PT Multimédia has recently increased download traffic capacities in all its services (in the Netcabo256, international download capacity increased from 300 Mbps to 1Gbps, and in the Netcabo 4 Mega and Netcabo 8 Mega it increased to 30 Gbps), making PT Multimédia’s offer one of the most competitive in the Portuguese market.

In 2005, the Pay-TV business continued with the digitalisation programme, with total digital set top boxes reaching 508 thousand at the end of the year. In areas where the premium analogue signal has already been switched-off, PT Multimédia has experienced an increase of between two to six times in the sale of premium content. The initial take-up of the 65 channels digital TV offering (Funtastic Life), which was launched in May 2005, has been strong, with total customers reaching 160 thousand at the end of December 2005.

The number of premium subscriptions decreased by 7.1% y.o.y to 774 thousand at the end of 2005, equivalent to a pay to basic ratio of 52.3% . The decrease in premium subscriptions reflected primarily weaker macroeconomic conditions. Sport TV continued to be the main premium content sold with 417 thousand customers.

Blended ARPU of the Pay-TV and cable Internet business increased by 8.5% y.o.y to Euro 27.6 in 2005, reflecting the higher penetration of broadband services and the digital package.

International Market

Brazilian mobile • Vivo

In 2005, Vivo’s operating revenues, stated in Brazilian Reais and in accordance with IFRS, increased by 6.5% y.o.y to R$ 12,387 million, underpinned by higher service revenues and equipment sales. The strong increase in equipment sales is explained by the higher weight of high-end handsets sold and the increase in the prepaid entry level barriers.

EBITDA decreased by 15.0% y.o.y to R$ 3,086 million in 2005. EBITDA margin decreased by 6.3pp y.o.y to 24.9% in 2005, reflecting mainly higher provisions, mainly in connection with traffic not attributable to customers. Vivo is in the process of implementing systems that will limit this risk. Adjusting for the impact of these provisions, EBITDA margin would have been approximately 26% in 2005.

Annual Report 2005	11

Brazilian Mobile Income Statement (1)			R$ million
	2005	2004	y.o.y

Operating revenues	12,387.0	11,628.1	6.5%
Services rendered	10,567.8	10,364.2	2.0%
Sales	1,422.0	993.0	43.2%
Other operating revenues	397.2	270.9	46.6%

Operating costs, excluding D&A	9,301.3	7,999.7	16.3%
Wages and salaries	627.3	605.3	3.6%
Direct costs (includ. costs of telecommunications)	1,310.0	1,067.6	22.7%
Costs of products sold	2,557.1	2,751.3	(7.1%)
Marketing and publicity	529.2	415.0	27.5%
Support services	836.1	681.4	22.7%
Supplies and external expenses	1,647.8	1,378.9	19.5%
Provisions	884.9	385.1	129.8%
Other operating costs	908.8	715.1	27.1%

EBITDA	3,085.7	3,628.4	(15.0%)
Depreciation and amortisation	2,390.6	2,100.9	13.8%
Income from operations	695.1	1,527.5	(54.5%)

EBITDA margin	24.9%	31.2%	(6.3pp)
Capex	2,195.1	1,920.5	14.3%
Capex as % of revenues	17.7%	16.5%	1.2pp
EBITDA minus Capex	890.6	1,707.9	(47.9%)

(1) Information prepared in accordance with IFRS.

Capex increased by 14.3% y.o.y in 2005 to R$ 2,195 million, equivalent to 17.7% of revenues. Capex in the period was related to the investment in capacity expansion, rollout of 1xRTT and EV-DO, CDMA overlay in the regions operated by CRT and TCO and integration across Vivo’s subsidiaries of billing, CRM and ERP information systems. EBITDA minus Capex amounted to R$ 891 million in 2005, a decrease of 47.9% y.o.y, as a result of the increase in capex.

Brazilian Mobile Operating Data (1)
	2005	2004	y.o.y

Customers ('000)	29,805	26,543	12.3%
Market share in areas of operation (%)	44.4	50.9	(6.5pp)
Net additions ('000)	3,262	5,887	(44.6%)
Total churn (%)	21.8	22.4	(0.6pp)
MOU (minutes)	77.8	89.0	(12.6%)
ARPU (R$)	28.7	32.8	(12.6%)
Data as % of service revenues (%)	6.0	4.2	1.8pp
SARC (R$)	166.6	152.8	9.0%
CCPU (2) (R$)	17.3	18.5	(6.2%)
ARPU minus CCPU (R$)	11.3	14.3	(20.8%)

(1) Operating data calculated using Brazilian GAAP. (2) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

The number of customers increased by 12.3% y.o.y to 29,805 thousand at the end of 2005, with prepaid accounting for 80.7% of total customer base. Customer net additions in 2005 totalled 3,262 thousand customers, with Vivo’s overall market share at the end of 2005 being 44.4% in its areas of operation and 34.5% in the whole of Brazil. The market share in key regions such as São Paulo, Centro-Oeste and Rio Grande do Sul stood at approximately 50%.

The competitive environment remained intense in 2005, although there was a shift in the competitive focus from the low-end prepaid segment to the mid-to-high segment. Unit SARC increased by 9.0%

y.o.y to R$167, as a result of the higher subsidisation related to the strong commercial activity around Mother’s Day, St. Valentine’s Day, Father’s Day and Christmas.

Against this backdrop, Vivo launched new commercial campaigns in order to promote on-net traffic and data usage. In addition, Vivo continued to lead in innovation, having introduced additional offers for the corporate segment, including new mail and roaming services. Data as a percentage of total service revenues was 6.0% in 2005, compared to 4.2% in 2004. Approximately 34% of data revenues was derived from non-SMS data, such as downloads, Internet access and others.

Vivo’s blended MOU decreased by 12.6% y.o.y in 2005 to 78 minutes, mainly as a result of the negative evolution of incoming traffic (incoming MOU decreased by approximately 15.4% y.o.y), particularly in prepaid, which was impacted by tariff rebalancing and the increase in fixed-to-mobile termination prices (V-UM). Postpaid MOU increased by 2.8% y.o.y in 2005, reflecting the strong increase in outgoing MOU.

Vivo’s blended ARPU was R$ 28.7 in 2005, a decrease of 12.6% over last year, primarily as a result of the decrease in incoming traffic. Notwithstanding, postpaid ARPU remained stable in the period.

Other international investments

Financial Highlights of Main Assets in Africa and Asia (2005) (1) (2)								million
	Stake	Revenues local	y.o.y	EBITDA local	y.o.y	Margin	Revenues Euro	EBITDA Euro

Médi Télécom	32.18%	4,315.8	20.2%	1,735.9	2.1%	40.2%	392.0	157.7
Unitel	25.00%	445.0	81.1%	308.0	91.9%	69.2%	357.4	247.4
CTM	28.00%	1,895.1	13.7%	800.9	10.3%	42.3%	190.0	80.3
CVT	40.00%	6,094.7	7.3%	3,505.9	0.4%	57.5%	55.3	31.8
Timor Telecom	41.12%	17.2	4.3%	5.5	(18.7%)	32.0%	13.9	4.4
CST	51.00%	109,608.9	10.1%	39,225.4	11.7%	35.8%	8.3	3.0

(1) All information in local GAAP. (2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT, Unitel and Timor Telecom.

Morocco • Médi Télécom

In 2005, Médi Télécom revenues grew by 20.2% y.o.y to MAD 4,316 million, while EBITDA increased by 2.1% y.o.y to MAD 1,736 million. The total customer base increased by 37.5% y.o.y to 4,034 thousand, with net additions in 2005 totalling 1,100 thousand. MOU decreased by 10.9% y.o.y in 2005, reaching 60 minutes. ARPU totalled MAD 102 in 2005, a decrease of 20.9% over last year, due to the increase in the subscriber base.

Angola • Unitel

Unitel’s revenues and EBITDA grew by 81.1% and 91.9% y.o.y respectively in 2005, underpinned by a strong growth in the subscriber base. Net additions totalled 657 thousand in 2005, with the total customer base reaching 1,198 thousand at the end of 2005, an increase of 121.4% over last year. Unitel’s MOU decreased by 23.5% y.o.y in 2005 to 174 minutes, and ARPU totalled USD 45.6 in 2005, a decrease of 26.8% y.o.y, primarily as a result of the strong growth in the customer base.

Annual Report 2005	13

Macau • CTM

CTM’s revenues increased by 13.7% y.o.y to MOP 1,895 million in 2005, as a result of the increase in the number of mobile and broadband customers. EBITDA improved 10.3% y.o.y, underpinned by top line growth. In the mobile division, CTM’s ARPU reached MOP 220 in 2005, a decrease of 7.2% y.o.y, primarily as a result of increased competition and the growth in the prepaid segment.

Cabo Verde • CVT

In Cabo Verde, CVT’s revenues and EBITDA increased by 7.3% and 0.4% y.o.y respectively in 2005. In the wireline division, main lines fell by 2.8% y.o.y in 2005, to 71 thousand, while in the mobile division customers increased by 24.2% y.o.y to 82 thousand. MOU reached 81 minutes, a decrease of 1.4% y.o.y in 2005. Mobile ARPU in 2005, was CVE 2,443 a decrease of 9.4% y.o.y on the back of the growth in the customer base.

East Timor • Timor Telecom

In East Timor, Timor Telecom’s revenues increased by 4.3% y.o.y to USD 17 million mainly as a result of the increase in the number of mobile customers. EBITDA decreased by 18.7% y.o.y as a result of the increase of support services and provisions. In the mobile division, Timor Telecom added 7,350 customers to 33,072 at the end of 2005. MOU decreased by 14.5% y.o.y, reaching 97 minutes, as a result of the increase in the customer base. Mobile ARPU was USD 35, a decrease of 16.5% y.o.y over last year.

São Tomé e Príncipe • CST

In São Tomé e Príncipe, CST’s revenues increased by 10.1% y.o.y to STD 109,609 million in 2005, and the EBITDA grew by 11.7% y.o.y to STD 39,225 million. In the mobile division, CST added 4,208 customers in 2005, bringing the total number of customers to 11,953 at the end of 2005. MOU decreased by 12.8% y.o.y in 2005, reaching 86 minutes, as a result of the growth in the subscriber base. ARPU was STD 376 thousand in 2005, a decrease of 3.9% over last year.

Financial Review

The following financial analysis should be read in conjunction with the consolidated financial statements and the notes included elsewhere in this report. PT’s audited financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) as from 1 January 2005. Financial information for prior periods has been restated in accordance with IFRS for comparative purposes.

Consolidated income statement

Consolidated Income Statement (1)			Euro million
	2005	2004	y.o.y

Operating revenues	6,385.4	5,967.4	7.0%
Services rendered	5,836.9	5,534.6	5.5%
Sales	447.5	331.6	35.0%
Other revenues	101.1	81.1	24.7%

Operating costs, excluding D&A	3,889.8	3,604.4	7.9%
Wages and salaries	667.3	631.8	5.6%
Post retirement benefits	(21.6)	58.8	n.m.
Direct costs	881.2	852.0	3.4%
Costs of telecommunications	561.6	553.3	1.5%
Programming costs	139.6	126.9	10.0%
Directories	81.7	86.9	(6.0%)
Other	98.3	85.0	15.7%
Costs of products sold	652.3	595.8	9.5%
Marketing and publicity	184.4	159.8	15.4%
Support services	230.2	203.8	12.9%
Maintenance and repairs	157.2	141.7	10.9%
Supplies and external expenses	760.4	643.5	18.2%
Provisions	171.5	168.8	1.6%
Taxes other than income taxes	166.0	123.2	34.7%
Other operating expenses	40.9	25.2	62.4%

EBITDA	2,495.6	2,362.9	5.6%
Depreciation and amortisation	1,059.6	934.9	13.3%
Income from operations	1,436.0	1,428.0	0.6%

Other costs (income)	333.1	286.4	16.3%
Goodwill Impairment	0.0	28.0	n.m.
Work force reduction programme costs	314.3	165.6	89.8%
Losses (gains) on disposal of fixed assets	1.2	9.2	(87.2%)
Other non-recurring costs	17.7	83.6	(78.9%)
Income before financ. & inc. taxes	1,102.9	1,141.6	(3.4%)

Financial expenses (income)	51.3	232.5	(77.9%)
Net interest expenses	257.6	204.9	25.7%
Net foreign currency losses (gains)	(41.3)	4.5	n.m.
Net losses (gains) on financial assets	8.8	(11.6)	n.m.
Equity in earnings of affiliates	(238.2)	(20.9)	n.m.
Other financial expenses	64.5	55.6	15.9%

Income before income taxes	1,051.6	909.1	15.7%
Provision for income taxes	(384.3)	(210.0)	83.0%

Income from continued operations	667.2	699.1	(4.6%)
Income from discontinued operations	21.7	26.1	(16.6%)
Income applicable to minority interests	(35.0)	(102.0)	(65.7%)
Net income	654.0	623.2	4.9%

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.0406 in 2005.

Annual Report 2005	15

Consolidated operating revenues

Consolidated Operating Revenues - Contribution by Segment (1)			Euro million
	2005	2004	y.o.y

Wireline	2,050.4	2,144.8	(4.4%)
Domestic mobile • TMN	1,455.4	1,462.4	(0.5%)
Brazilian mobile • Vivo (1)	2,036.9	1,599.1	27.4%
Multimedia • PT Multimédia	627.4	597.9	4.9%
Other	215.2	163.2	31.9%

Total operating revenues	6,385.4	5,967.4	7.0%

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.0406 in 2005.

Consolidated operating revenues increased by 7.0% y.o.y in 2005 to Euro 6,385 million, reflecting the higher contribution from Vivo, primarily due to the appreciation of the Real during the period, PT Multimédia and other businesses. On a constant currency basis, consolidated operating revenues would have increased by 1.2% y.o.y in 2005.

Operating revenues of the domestic businesses decreased by 1.7% y.o.y in 2005, with the increase in PT Multimédia offsetting the decline in wireline revenues. Wireline revenues decreased by 4.4% y.o.y in 2005, in part as a result of lower fixed-to-mobile interconnection rates, which had an impact in operating revenues of Euro 23 million.

The contribution to consolidated operating revenues from the mobile businesses rose by 3.4pp y.o.y to 54.7% in 2005, despite the strong reduction in interconnection rates in Portugal. F2M and M2M interconnection rates registered an average annual reduction of 26% and 23% respectively, with both reaching Euro 0.13 per minute in October 2005. Interconnection rates will continue to fall by Euro 0.50 cents per quarter until they reach Euro 0.11 per minute in October 2006. The impact of lower interconnection rates in TMN’s revenues in full year of 2005 amounted to Euro 82 million. Vivo represented 31.9% of consolidated operating revenues in 2005, an increase of 5.1pp over 2004, primarily as a result of the 19.6% y.o.y appreciation of the Real against the Euro during the year.

In 2005, operating revenues from other businesses increased by Euro 52 million to Euro 215 million, as a result of the increase in external revenues posted by Mobitel (call centre company in Brazil), PT Inovação (R&D consultancy) and PT Contact (call centres in Portugal). The appreciation of the Real against the Euro during the period also had a positive impact in the operating revenues of Mobitel. On a constant currency basis, operating revenues from other businesses would have increased by 25.7% y.o.y to Euro 204 million in 2005.

Consolidated Operating Revenues – Standalone Revenues by Segment (1)			Euro million
	2005	2004	y.o.y

Wireline	2,213.6	2,305.2	(4.0%)
Domestic mobile • TMN	1,557.1	1,606.3	(3.1%)
Brazilian mobile • Vivo (1)	2,036.9	1,599.1	27.4%
Multimedia • PT Multimédia	628.5	598.8	5.0%
Other and eliminations	(50.6)	(142.0)	(64.4%)

Total operating revenues	6,385.4	5,967.4	7.0%

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.0406 in 2005.

The difference in the growth rates of the standalone revenues and the contribution to consolidated revenues of the domestic mobile business is related to the decline in fixed-to-mobile interconnection rates during the period in analysis.

EBITDA

EBITDA increased by 5.6% y.o.y in 2005 to Euro 2,496 million, equivalent to an EBITDA margin of 39.1%, primarily as a result of the increase in the contribution of the wireline and PT Multimédia businesses, which was partially offset by the reduction in TMN’s EBITDA, resulting mainly from the interconnection rate cuts and the aggressive 3G rollout.

EBITDA by Business Segment (1)				Euro million
	2005	2004	y.o.y	Margin

Wireline	1,129.3	969.0	16.5%	51.0
Domestic mobile • TMN	673.5	746.9	(9.8%)	43.3
Brazilian mobile • Vivo (1)	507.4	499.0	1.7%	24.9
Multimedia • PT Multimédia	195.3	178.8	9.2%	31.1
Other	(9.9)	(30.8)	(67.8%)	n.m.

Total EBITDA	2,495.6	2,362.9	5.6%	39.1
EBITDA margin (%)	39.1	39.6	(0.5pp)

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.0406 in 2005.

EBITDA of the domestic businesses increased by 5.5% y.o.y in 2005. The increase in EBITDA of the wireline business is primarily explained by the increase in prior years service gains in post retirement benefits (Euro 137 million in 2005, as compared to Euro 67 million in 2004), and by the Euro 23 million receivable from Angola Telecom that was fully provided for in previous years.

In 2005, the contribution of the wireline business to consolidated EBITDA increased by 4.2pp y.o.y to 45.3% . PT Multimédia’s contribution to consolidated EBITDA improved by 0.3pp y.o.y to 7.8% in 2005, underpinned by top line growth and margin improvement in the period.

The contribution to consolidated EBITDA from the mobile businesses decreased by 5.4pp y.o.y to 47.3% in 2005, primarily as a result of the decrease in TMN’s EBITDA. The impact of lower interconnection rates in TMN’s EBITDA amounted to Euro 48 million in 2005. Adjusting for the negative impact of lower F2M rates, TMN’s EBITDA would have decreased by 3.4% y.o.y in 2005, as a result of the investment made in the aggressive rollout of 3G. The reduction in Vivo’s EBITDA in 2005, on a constant currency

Annual Report 2005	17

basis, was driven mainly by increased competitive pressures and higher provisions related to traffic not attributable to customers.

Consolidated operating costs

Consolidated operating costs amounted to Euro 4,949 million in 2005, an increase of 9.0% y.o.y, in part as a result of the appreciation of the Real against the Euro and higher commercial activity across all businesses. On a constant currency basis, operating costs would have increased by 1.8% y.o.y in 2005.

Consolidated Operating Costs (1)				Euro million
	2005	2004	y.o.y	% Rev.

Wages and salaries	667.3	631.8	5.6%	10.5
Post retirement benefits	(21.6)	58.8	n.m.	n.m.
Direct costs	881.2	852.0	3.4%	13.8
Telecommunication costs	561.6	553.3	1.5%	8.8
Programming costs	139.6	126.9	10.0%	2.2
Directories	81.7	86.9	(6.0%)	1.3
Other	98.3	85.0	15.7%	1.5
Costs of products sold	652.3	595.8	9.5%	10.2
Marketing and publicity	184.4	159.8	15.4%	2.9
Support services	230.2	203.8	12.9%	3.6
Supplies and external expenses	760.4	643.5	18.2%	11.9
Provisions	171.5	168.8	1.6%	2.7
Taxes other than income taxes	166.0	123.2	34.7%	2.6
Other operating costs	198.1	166.9	18.7%	3.1

Operating costs, excluding D&A	3,889.8	3,604.4	7.9%	60.9

Depreciation and amortisation	1,059.6	934.9	13.3%	16.6

Total operating costs	4,949.4	4,539.4	9.0%	77.5

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.0406 in 2005.

Wages and salaries increased by 5.6% y.o.y in 2005 to Euro 667 million and represented 10.5% of consolidated operating revenues. On a constant currency basis, wages and salaries would have increased by 1.1% y.o.y, with the 3.3% y.o.y decline in wireline being offset primarily by Mobitel, the call centre business in Brazil, which posted 72.9% y.o.y increase in wages and salaries in local currency, due to the incorporation of 5,460 additional employees.

Post retirement benefits costs (PRBs) were negative Euro 22 million in 2005, as a result of prior years service gains recorded during the year totalling Euro 137 million and related to: (1) the change in the retirement age in Portugal (Euro 110 million), and (2) from further changes in the method of calculating the pension of an employee upon retirement, which is now computed based on the average of the last three years of salary instead of the last salary (Euro 27 million). In 2004, there was also a prior years service gain (Euro 67 million) related to the computation of pensions, from 100% to 90% of the last salary prior to retirement. Adjusting for these one-off effects, PRBs in 2005 would have reached Euro 115 million, as compared to Euro 126 million in 2004, as a result of the Euro 12 million decrease in the net interest cost due to the combined effect of the contributions made to the funds and the increase in post retirement obligations (PBO) resulting from further workforce reductions.

Direct costs increased by 3.4% y.o.y to Euro 881 million in 2005. This cost item represented 13.8% of consolidated operating revenues. Telecommunications costs, which are the main component of direct costs, increased by 1.5% to Euro 562 million in 2005, with lower wireline traffic volumes and lower M2M interconnection rates in Portugal being offset by higher telecommunications costs in Vivo, in part as a result of the appreciation the Real against the Euro (Euro 37 million). In local currency, Vivo’s telecommunications costs increased by 26.5% y.o.y as a result of higher traffic volumes, primarily related to domestic roaming. Telecommunications costs accounted for 8.8% of consolidated operating revenues. Programming costs increased by 10.0% y.o.y to Euro 140 million in 2005, primarily as a result of the launch of the digital offer in the Pay-TV business, aimed at enhancing ARPU through the promotion of analogue-to-digital migration.

Costs of products sold increased by 9.5% y.o.y in 2005 to Euro 652 million, primarily due to the appreciation of the Real against the Euro (Euro 70 million) and to higher commercial activity at TMN. On a constant currency basis, costs of products sold would have decreased by 2.2% y.o.y in the period.

Marketing and publicity costs increased by 15.4% y.o.y in 2005 to Euro 184 million, reflecting higher marketing spend and promotional activities in TMN and Vivo. On a constant currency basis, marketing and publicity costs would have increased by 6.3% y.o.y in the period.

Support services costs rose by 12.9% y.o.y in 2005 to Euro 230 million, mainly due to an increase in wireline and Vivo, as a result of the outsourcing of certain additional functions and higher call centre costs related to increased commercial activity. On a constant currency basis, support services costs would have increased by 5.1% y.o.y in the period. This cost item represented 3.6% of consolidated operating revenues.

Supplies and external expenses increased by 18.2% y.o.y in 2005 to Euro 760 million, primarily as a result of the increase in commissions in TMN and Vivo, due to increased commercial activity. On a constant currency basis, supplies and external expenses would have increased by 10.8% y.o.y in the period. Supplies and external expenses accounted for 11.9% of consolidated operating revenues.

Provisions increased by 1.6% y.o.y in 2005 to Euro 171 million. The increase in this caption is primarily related to an increase of Euro 93 million in Vivo’s contribution to this consolidated cost item, as a result of the impact of the appreciation of the Real against the Euro (Euro 24 million) and a higher level of bad debt provisioning. This increase in provisions at Vivo was partially offset by a reduction in provisions in the wireline business, including the reversal of a provision for a receivable from Angola Telecom (Euro 23 million) that was received in the period, and the reduction of a provision recorded in 2004 to cover risks associated with the cancellation of certain onerous contracts (Euro 30 million). The reduction in this provision results from the positive developments in the negotiations for the settlement of these contracts. In 2005, provisions accounted for 2.7% of consolidated operating revenues.

Annual Report 2005	19

Taxes other than income taxes, which mainly includes indirect taxes and spectrum fees (TMN and Vivo), increased from Euro 123 million in 2004 to Euro 166 million in 2005. The increase in this caption is primarily explained by the increase in spectrum fees at Vivo of Euro 35 million (Euro 18 million related to the Real appreciation against the Euro), due to customer and revenue growth during the period.

Depreciation and amortisation costs rose by 13.3% y.o.y in 2005 to Euro 1,060 million, due to the increase of Euro 104 million in the contribution of Vivo to consolidated D&A. The increase in Vivo’s D&A costs is primarily due to the impact of the Real appreciation against the Euro (Euro 64 million), and the allocation of goodwill generated in the tender offers of Vivo subsidiaries at the end of 2004 to an intangible asset (telecommunication licenses held by these companies) that is being amortised over the remaining period of those licences. This cost item accounted for 16.6% of consolidated operating revenues.

Net income

Net income amounted to Euro 654 million in 2005, an increase of 4.9% y.o.y, underpinned by the positive impact of the gain of Euro 174 million related to the disposal of an investment in UOL, partially offset by the increase in workforce reduction costs.

Workforce reduction programme costs amounted to Euro 314 million in 2005, as a result of the reduction of 1,272 employees in the wireline business. This curtailment cost item includes the net present value of salaries to be paid to pre-retired employees up to retirement age and the net present value of future service costs for early retired and pre-retired employees.

Other non-recurring costs amounted to Euro 18 million in 2005, as compared to Euro 84 million in 2004. This decrease is primarily explained by the following non-recurring costs recorded in 2004: (1) a provision of Euro 26 million in the Pay-TV business related to the dismantling of the analogue premium channels offer; (2) a provision amounting to Euro 12 million for certain contingencies at PT Multimédia; and (3) an expense of Euro 10 million incurred in the wireline business for the settlement of a litigation case with DECO (the Portuguese consumer association).

Net interest expenses amounted to Euro 258 million in 2005, as compared to Euro 205 million in 2004. In 2005, net interest expenses related to the net debt of PT excluding Brazil increased by 30.0% y.o.y to Euro 156 million, as a result of: (1) the increase in average net debt in the period, and (2) the higher cash balances, following the refinancing earlier in 2005, partly to repay the February 2006 Eurobond (annual coupon of 5.75%) . In 2005, Vivo’s contribution to PT’s interest expenses increased by 19.8% to Euro 102 million due to the appreciation of the Real against the Euro during the period and higher CDI levels. In local currency, Vivo’s interest expenses increased by 0.2% during the period. The net interest expenses in 2005 were equivalent to an average cost of debt, including debt in Brazil, of approximately 6.6%. Excluding Brazil, the average cost of debt was 4.7% in 2005.

Net foreign currency gains increased to Euro 41 million in 2005, as compared to losses of Euro 4 million in 2004, primarily as a result of the evolution of the Real/Dollar and Euro/Dollar exchange rates over the period. The gains recorded in 2005 are mainly related to: (1) the depreciation of the US dollar against the Real, which led Vivo to record gains in connection with its US Dollar debt not swapped into Reais, and (2) the depreciation of the Euro against the US Dollar, which generated gains in connection with the inter-company loans (denominated in US Dollars) granted to Vivo in previous years that had been fully repaid by the end of 2005.

Net losses on financial assets amounted to Euro 9 million in 2005, as compared to net gains of Euro 12 million in 2004. This caption includes mainly gains and losses on certain derivative contracts, namely: (1) equity swap contracts on PT Multimédia shares (net gains of Euro 26 million in 2005, as compared to Euro 54 million in 2004); (2) Vivo’s free-standing cross currency derivatives (net losses of Euro 50 million in 2005, as compared to net losses of Euro 34 million in 2004), and (3) PT’s free-standing cross currency derivatives (net gains of Euro 14 million in 2005, as compared to net losses of Euro 12 million in 2004).

Equity accounting in earnings of affiliated companies in 2005 amounted to Euro 238 million, compared to Euro 21 million in 2004. The improvement in this caption of Euro 217 million is primarily explained by: (1) the gain of Euro 174 million related to the restructuring of PT’s investment in UOL and the subsequent disposal of a portion of the investment (16%), following the IPO of this associated company occurred in Brazil during December 2005, and (2) the increase in the earnings of Unitel (from Euro 17 million to Euro 51 million), CTM (from Euro 11 million to Euro 16 million) and Médi Télécom (from a negative Euro 6 million to a positive Euro 3 million).

Other financial expenses amounted to Euro 64 million in 2005, as compared to Euro 56 million in 2004 and includes banking services, commissions, financial discounts and other financing costs. The increase in this cost item in 2005 is primarily related with the operations in Brazil (Euro 3 million due to the appreciation of the Real against the Euro), namely in connection with the disposal of an investment in UOL and the restructuring of Vivo.

Provision for income taxes increased to Euro 384 million in 2005, from Euro 210 million in 2004, primarily as a result of the initial recognition in 2004 of a deferred tax asset of Euro 104 million in connection with tax losses carried forward at PT Multimédia. Adjusting for this one-off effect in 2004, the effective tax rate would have increased from 34.6% to 36.5%, mainly as a result of the increase in net losses at certain Vivo subsidiaries during the period that did not generate the recognition of related deferred tax assets. In 2005, this caption included a non-cash component amounting to Euro 262 million

Annual Report 2005	21

(Euro 237 million in 2004) that was recorded as a reduction of deferred taxes related to tax losses carried forward in previous years.

Discontinued operations include the results of companies that have been disposed during the reportable periods, and the after-tax gains obtained with the sale of these investments. Having announced the disposal of Lusomundo Serviços (PT Multimédia’s media business) and PrimeSys, these businesses were reported as discontinued operations in the consolidated income statement for the years 2004 and 2005, in accordance with IFRS rules. As a result, the earnings of these companies were included in this caption until the effective date of the disposals, which were concluded on 25 August in the case of Lusomundo Serviços and on 25 November in the case of PrimeSys. In 2005, discontinued operations also included a gain of Euro 16 million from the sale of Lusomundo Serviços and a gain of Euro 4 million from the sale of PrimeSys. In 2004, discontinued operations included the earnings of Lusomundo Serviços and PrimeSys for the full year, the earnings of Mascom until 7 September (date of effective disposal) and the gain of Euro 23 million related to the sale of Mascom.

Income applicable to minority interests decreased to Euro 35 million in 2005, from Euro 102 million in 2004, primarily as a result of the decrease in income applicable to minority interests of: (1) Vivo subsidiaries, from income of Euro 38 million in 2004 to losses of Euro 11 million in 2005, and (2) PT Multimédia, from Euro 52 million in 2004 to Euro 34 million in 2005.

Capex

Total capex increased by 23.9% y.o.y in 2005 to Euro 943 million, as a result of an increase across all business divisions, as well as the appreciation of the Real against the Euro during the period (Euro 60 million). On a constant currency basis, capex would have increased by 16.0% y.o.y in the period. Total capex was equivalent to 14.8% of consolidated operating revenues in 2005.

Capex by Business Segment (1)				Euro million
	2005	2004	y.o.y	% Rev.

Wireline	233.1	206.8	12.7%	10.5
Domestic mobile • TMN	170.2	154.9	9.8%	10.9
Brazilian mobile • Vivo (1)	361.0	264.1	36.7%	17.7
Multimedia • PT Multimédia	119.9	73.2	63.8%	19.1
Other	59.0	62.2	(5.1%)	n.m.

Total capex	943.1	761.2	23.9%	14.8

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.0406 in 2005.

Wireline capex increased by 12.7% y.o.y in 2005 to Euro 233 million, equivalent to a capex to operating revenues ratio of 10.5% . This capex increase was mainly related to the strong investment in broadband coverage and customer bandwidth, as well as outsourcing contracts to the corporate segment.

TMN’s capex increased by 9.8% y.o.y in 2005 to Euro 170 million, equivalent to 10.9% of operating revenues, primarily as a result of the acceleration of 3G capex. 3G-related capex represented 54.3% of TMN’s network capex.

PT’s share of Vivo’s capex increased by 36.7% y.o.y in 2005 to Euro 361 million, corresponding to 17.7% of operating revenues, primarily as a result of the appreciation of the Real against the Euro during the period (Euro 59 million). Vivo’s capex, in local currency, increased by 14.3% y.o.y, as a result of the investment in: (1) capacity expansion; (2) rollout of 1xRTT and EV-DO; (3) CDMA overlay in the regions of CRT and TCO, and (4) information systems mainly related to billing, CRM and ERP.

PT’s share of PT Multimédia’s capex increased by 63.8% y.o.y in 2005 to Euro 120 million, equivalent to 19.1% of operating revenues. The increase is mainly explained by: (1) the capitalisation of Euro 33 million corresponding to the discounted rents of additional transponders to be used in the Pay-TV business for its satellite and premium services, and (2) the investments in new information systems, namely in billing and customer care. In 2004, PT Multimédia had capitalised Euro 19 million relating to transponders.

Other capex decreased by 5.1% y.o.y in 2005 to Euro 59 million. This caption included mainly capex related to IT expenditures and the rollout of Corporate SAP across all of PT’s businesses in order to improve efficiency in back-office processes. This caption also includes capex related to fully consolidated businesses not included in the main segments.

Cash flow

In 2005, EBITDA minus Capex totalled Euro 1,552 million, a decrease of 3.1% y.o.y, as a result of the increase in capex across all business divisions that offset the increase in consolidated EBITDA of 5.6% occurred in 2005. On a combined basis, the domestic businesses (wireline, TMN and PT Multimédia) accounted for approximately 95% of total EBITDA minus Capex.

EBITDA minus Capex by Business Segment (1)				Euro million
	2005	2004	y.o.y	% Rev.

Wireline	896.1	762.3	17.6%	40.5
Domestic mobile • TMN	503.3	592.0	(15.0%)	32.3
Brazilian mobile • Vivo (1)	146.5	234.9	(37.6%)	7.2
Multimedia • PT Multimédia	75.4	105.6	(28.6%)	12.0
Other	(68.9)	(92.9)	(25.9%)	n.m.

Total EBITDA minus Capex	1,552.5	1,601.8	(3.1%)	24.3

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.0406 in 2005.

In 2005, operating free cash flow decreased by 25.5% y.o.y to Euro 1,306 million, as a result of the decrease in EBITDA minus Capex and the higher investment in working capital, which amounted to Euro

Annual Report 2005	23

234 million in 2005, including Euro 20 million related to the appreciation of the Real against the Euro during the year. On a constant currency basis, the investment in working capital in 2005 was Euro 214 million, including: (1) a decrease in accounts payable to suppliers in the domestic businesses (Euro 116 million); (2) an increase of accounts receivable and inventories at TMN (Euro 16 million), and (3) an increase of accounts receivable at Vivo (Euro 73 million).

Free Cash Flow			Euro million
	2005	2004	y.o.y

EBITDA minus Capex	1,552.5	1,601.8	(3.1%)
Non-cash items included in EBITDA
Post retirement benefit costs	(21.6)	58.8	n.m.
Non-current provisions	8.3	37.9	(78.0%)
Change in working capital	(233.5)	53.7	n.m.

Operating free cash flow	1,305.7	1,752.2	(25.5%)

Acquisition of financial investments (1)	(27.2)	(292.7)	(90.7%)
Disposals (2)	391.8	20.8	n.m.
Interest paid	(201.6)	(252.6)	(20.2%)
Payments related to PRBs (3)	(399.8)	(298.6)	33.9%
Income taxes paid by certain subsidiaries	(71.6)	(66.0)	8.5%
Other cash movements	26.4	(1.1)	n.m.

Free cash flow	1,023.7	862.0	18.8%

(1) In 2005, this caption included mainly Euro 9 million related to PT’s share in the payment by TCP of the remaining instalment in connection with the acquisition of a controlling position in TCO in 2003. In 2004, this caption included: (i) Euro 16 million related to the acquisition of a further 17% stake in the share capital of Sport TV; (ii) Euro 20 million related to an intercompany loan granted to Sport TV for the acquisition by this associated company of the Portuguese league football rights; (iii) Euro 7 million for the acquisition of a 1.93% stake in the share capital of Media Capital; (iv) Euro 10 million related with PT’s share in the acquisition by Vivo of a further 10.5% stake in the share capital of Sudestecel (an intermediate holding company that has a controlling position in Tele Sudeste Celular Participações); (v) Euro 13 million related to PT’s share in the payment by TCP of an additional instalment in connection with the acquis ition of a controlling position in TCO in 2003; (vi) Euro 86 million related with PT’s share in the acquisition by Brasilcel of a further 4.2% in Tele Sudeste Celular Participações, 22.7% in Tele Leste Celular Participações and 15.5% in Celular CRT Participações, and (vii) Euro 127 million related with PT’s share in the acquisition by TCP of a further 21.7% in TCO. (2) In 2005, this caption included the proceeds from the disposals of Lusomundo Serviços (Euro 174 million) and PrimeSys (Euro 102 million), and also Euro 85 million from the disposal of a portion (16%) of PT’s investment in UOL in the IPO of this associated company. (3) In 2005, this caption included: (i) Euro 198 million of contributions to the pension funds; (ii) Euro 168 million related to payments of salaries to pre-retired and suspended employees; and (iii) Euro 34 million related to payments to PT-ACS in connection with healthcare services provided to retired, pre -retired and suspended employees.

Free cash flow increased from Euro 862 million in 2004 to Euro 1,024 million in 2005, primarily due to the increase in cash inflows from disposals (Euro 392 million in 2005, as compared to Euro 21 million in 2004), the reduction in the cash outflows related to acquisitions of financial investments (Euro 27 million in 2005, as compared to Euro 333 million in 2004) and the reduction in interest paid. These positive effects in free cash flow in 2005 were offset by the decline in operating free cash flow described above and the increase in payments related to post retirement benefits in connection with the higher level of curtailments in 2005.

Consolidated balance sheet

During 2005, there was an increase in assets and liabilities in PT’s consolidated balance sheet that is primarily related to the appreciation of the Real against the Euro during the year (Euro 1,307 million and Euro 485 million respectively), and also to the increase in cash balances following the refinancing done in 2005, which was partially used, already in 2006, to repay the February 2006 Eurobond. This refinancing led to an increase in cash and long-term debt in 2005 of Euro 2 billion.

Consolidated Balance Sheet (1)		Euro million
	31 December 2005	31 December 2004

Current assets	6,168.0	3,972.9
Cash, cash equivalents and short-term investments	3,911.8	1,948.5
Accounts receivable, net	1,647.7	1,422.9
Inventories, net	170.3	193.3
Taxes receivable	203.8	179.4
Prepaid expenses and other current assets	234.3	228.6
Non-current assets	10,475.1	9,955.8
Accounts receivable, net	20.5	45.7
Prepaid expenses	3.4	6.2
Taxes receivable	117.2	62.6
Financial investments	521.7	433.0
Intangible assets, net	3,601.6	3,244.9
Tangible assets, net	4,062.0	3,936.3
Deferred taxes	1,387.8	1,423.0
Other non-current assets	760.8	804.1

Total assets	16,643.1	13,928.7

Current liabilities	4,947.5	4,077.2
Short-term debt	2,415.6	1,622.4
Accounts payable	1,129.9	1,276.1
Accrued expenses	707.9	600.9
Deferred income	208.2	225.8
Taxes payable	237.2	168.3
Current provisions and other liabilities	248.7	183.6
Non-current liabilities	9,113.5	7,597.4
Medium and long-term debt	5,168.6	3,899.3
Accounts payable	6.1	17.7
Taxes payable	30.9	25.6
Deferred income	0.4	15.6
Accrued post retirement liability	2,635.9	2,321.6
Deferred taxes	334.9	327.9
Non-current provisions and other non-current liabilities	936.6	989.8

Total liabilities	14,061.0	11,674.5

Equity before minority interests	1,828.4	1,686.5
Minority interests	753.7	567.6

Total shareholders' equity	2,582.1	2,254.2

Total liabilities and shareholders' equity	16,643.1	13,928.7

(1) Considering a Euro/Real average exchange rate of 3.6147 at year-end 2004 and 2.7440 at year-end 2005.

The net exposure (assets minus liabilities) to Brazil amounted to R$ 7,678 million as at 31 December 2005 (Euro 2,798 million at the Euro/Real exchange rate prevailing as at 31 December 2005). The assets denominated in Brazilian Reais in the balance sheet as at 31 December 2005 amounted to Euro 5,402 million, equivalent to approximately 32% of total assets. More than 95% of PT’s net exposure (assets minus liabilities) to Brazil is accounted for by the 50% stake in Vivo.

The gearing ratio [net debt / (net debt + shareholders’ equity)] decreased to 54.2% at year-end 2005, as compared to 61.3% at end of last year, while the shareholders’ equity plus long-term debt to total assets ratio increased to 46.6% from 44.2% over the same period. At year-end 2005, the net debt to EBITDA ratio was 1.5 times and the EBITDA cover was 9.7 times.

Consolidated net debt

Consolidated net debt as at 31 December 2005 amounted to Euro 3,673 million, an increase of Euro 99 million compared to year-end 2004, mainly as a result of: (1) the extraordinary contribution of Euro 300

Annual Report 2005	25

million to fund post retirement healthcare obligations; (2) the cash outflows related to shareholder remuneration, including dividends and share buybacks, amounting to Euro 395 million and Euro 253 million respectively; (3) the cash outflows regarding the payments made by PT Multimédia to minority shareholders regarding dividends (Euro 24 million) and share buybacks in connection with the exercise of warrants (Euro 59 million), and (4) the currency translation effects on foreign currency debt totalling Euro 126 million, mainly related to Real denominated debt. These movements more than offset the Euro 1,024 million of cash flow generated in the period. Excluding the extraordinary contribution to fund post retirement healthcare obligations, net debt would have decreased by Euro 201 million in 2005.

Change in Net Debt	Euro million
2005

Net debt (initial balance)	3,573.2
Less: free cash flow	1,023.7
Less: net debt from discontinued operations (media segment + PrimeSys)	39.3
Changes in the FV of certain foreign currency derivatives used for hedging	21.1
Translation effects on F/X debt	126.4
Shareholder remuneration
Dividends paid by PT	395.1
Acquisitions of treasury shares / equity swaps (1)	252.7
Dividends paid by PT Multimédia	24.5
Warrants issued by PT Multimédia	59.0
Extraordinary contribution to fund healthcare post retirement benefits	300.0
Reverse stock split at Vivo's listed subsidiaries (2)	(16.5)
Net debt (final balance)	3,672.5

Change in net debt	99.3
Change in net debt (%)	2.8%

(1) Includes Euro 151 million related to the acquisition of 16.1 million PT shares for the initial 10% share buyback (part of the 37.6 million treasury shares cancelled at the end of 2005), and Euro 102 million related to the notional value of equity swaps contracted over 13.2 million PT shares for the share buyback approved at the April 2005 AGM (Euro 76 million in the fourth quarter of 2005 related to equity swaps over 9.7 million PT shares). (2) This caption is primarily related with the reverse stock split done by subsidiaries of Brasilcel, whereby old shares were grouped and exchanged for new shares with a higher nominal value. In this financial operation, certain shareholders did not exercise their right to exchange old shares for new shares and, as a result, these new shares were subscribed by other shareholders with the corresponding proceeds being cashed in by the subsidiaries of Brasilcel. These proceeds can be claimed back by the old shareholders and, acc ordingly, a liability of the same amount was recorded by Brasilcel’s subsidiaries and included in PT’s balance sheet (Euro 17 million).

As at 31 December 2005, 68.1% of total debt was medium and long-term, while 66.6% of total debt was at fixed rates. As at 31 December 2005, 85.9% of total debt was denominated in Euros, 1.8% in US Dollars and 12.2% in Brazilian Reais. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 575 million had been drawn down as at 31 December 2005. PT also has stand-by facilities amounting to Euro 900 million, of which Euro 575 million had been drawn down as at 31 December 2005. The 50% share of Vivo’s net debt, consolidated by PT, amounted to Euro 609 million as at 31 December 2005. Approximately 90% of Vivo’s net debt is either Real denominated or has been swapped into Reais.

Consolidated Net Debt				Euro million
	31 December 2005	31 December 2004	Change	Change (%)

Short-term	2,415.6	1,622.4	793.2	48.9%
Bank loans	407.8	480.5	(72.7)	(15.1%)
Bonds	899.5	585.0	314.6	53.8%
Exchangeable bonds	390.3	0.0	390.3	n.m.
Other loans	589.7	338.0	251.8	74.5%
Liability with equity swaps on treasury shares	102.0	189.8	(87.7)	(46.2%)
Financial leases	26.2	29.2	(3.0)	(10.3%)
Medium and long-term	5,168.6	3,899.3	1,269.3	32.6%
Bank loans	1,956.1	1,373.4	582.7	42.4%
Exchangeable bonds	0.0	386.9	(386.9)	(100.0%)
Bonds	2,955.8	1,848.2	1,107.7	59.9%
Other loans	31.2	90.7	(59.5)	(65.6%)
Financial leases	225.5	200.2	25.3	12.6%

Total debt	7,584.2	5,521.7	2,062.5	37.4%
Cash, cash equivalents and short-term investments	3,911.8	1,948.5	1,963.2	100.8%

Net debt	3,672.5	3,573.2	99.3	2.8%

PT’s average cost of debt in 2005 was 6.6%, including loans obtained in Brazil and denominated in Reais. Excluding Brazilian debt, the average cost of debt in 2005 was 4.7% .

Net Debt Maturity Profile		Euro million
Maturity	Net debt	Notes

2006	(1,498.4)	Net cash position, including a Euro 900 million Eurobond issued in February 2001
		and a Euro 390 million Exchangeable Bond issued in December 2001
2007	537.2
2008	296.2
2009	1,280.0	Includes a Euro 880 million Eurobond issued in April 1999
2010	463.9
2011	121.2
2012	1,196.0	Includes a Euro 1,000 million Eurobond issued in March 2005
2013	61.2
2014	35.3
2015 and following	1,179.8	Includes a Euro 500 million Eurobond issued in March 2005 (matures in 2017)
		and a Euro 500 million Eurobond issued in June 2005 (matures in 2025)

Total	3,672.5

On 24 March 2005, PT issued Euro 1.5 billion of Eurobonds with maturities of 7 years (Euro 1 billion) and 12 years (Euro 500 million) and on 16 June 2005 issued a further Euro 500 million Eurobond with a 20 year maturity, as part of its balance sheet refinancing. In February 2005, PT had also drawn Euro 250 million from two 10-year loans entered into with the EIB in December 2004 and January 2005. In addition, the maturity of certain stand-by facilities totalling Euro 750 million was extended by two years. As a consequence of all these operations, PT’s net debt maturity increased to 9.2 years. Excluding Brazilian debt, the net debt maturity was extended to 10.2 years.

Debt Ratings
	Current	Outlook	Last change

Standard & Poor's	BBB+	Credit watch negative	8 March 2006
Moody's	Baa1	Credit watch negative	8 March 2006

Annual Report 2005	27

Post retirement benefits

At the end of 2005, the projected benefit obligations (PBO) of PT’s post retirement benefits including pensions, healthcare obligations and salaries to pre-retired and suspended employees amounted to Euro 5,152 million (Euro 3,274 million for pensions, Euro 913 million for healthcare benefits, and Euro 965 million for salaries to pre-retired and suspended employees). The PBO was computed based on a discount rate of 4.5% for pensions and healthcare obligations, and 3.5% for the obligations related to the payment of salaries to pre-retired and suspended employees. PT’s post retirement benefit plans are closed to new participants, covering approximately 33,200 employees (27% still in service) in the case of pensions and approximately 28,700 employees (30% still in service) in the case of healthcare obligations.

According to the rules of the ISP (“Instituto de Seguros de Portugal”, the Portuguese insurance regulator), the pension plans for retired employees have to be fully funded. PT’s pension obligations for retired employees, computed based on ISP rules, are fully funded. Regarding the funding of the pension funds for pre-retired employees and employees still in service, this can be completed until retirement age. The estimated average working life of employees still in service is 15 years.

In Portugal there is no legislation covering the establishment of funds to cover post retirement healthcare benefits (Euro 913 million) and salaries to pre-retired and suspended employees (Euro 965 million). PT only has to pay for these benefits when the healthcare services are actually rendered to pensioners and a corresponding claim is charged to PT, and when salaries are paid by PT to pre-retired and suspended employees. Accordingly, there is no need to fund either of these benefits at the present time. Notwithstanding, PT created a shadow fund (PT Prestações) in March 2005 to cover the healthcare benefits with an initial extraordinary contribution of Euro 300 million.

The asset allocation as at 31 December 2005, including the assets of PT Prestações, was 36% equity, 35% bonds, 13% real estate and 16% cash and others. The effective performance of the funds in 2005 was 8.4% . At 31 December 2005, the market value of the funds amounted to Euro 2,516 million and, as a result, the unfunded gap related to PT’s post retirement benefits amounted to Euro 2,636 million. In 2005, the unfunded obligations increased by Euro 314 million.

Change Unfunded Obligations	Euro million
2005

Unfunded obligations (initial balance)	2,321.6
Post retirement benefits	(21.6)
Curtailment cost	314.3
Contributions and payments	(699.8)
Net actuarial losses (1)	730.3
Disposal of Lusomundo Media	(8.8)
Unfunded obligations (final balance)	2,635.9

Change in unfunded obligations	314.3
Change in unfunded obligations (%)	13.5%

(1) This amount includes mainly Euro 693 million related with the change in the actuarial assumptions for the discount rate: (i) pensions and healthcare benefits, from 5.75% to 4.5%, and (ii) salaries to pre-retired and suspended employees, from 4.0% to 3.5%.

Following the adoption of IFRS and in accordance with an amendment to IAS 19 issued in November 2005, PT has decided to change the accounting policy regarding the recognition of actuarial gains and losses, which are now recognised directly in shareholders’ equity. Previously, actuarial gains and losses were deferred and amortised in the income statement (using the 10% corridor option), under the caption PRBs, during the average working life of active employees. The new policy is in line with the recently revised accounting standard on post retirement benefits in the UK, which is currently considered the best practice in accounting treatment of this matter, thus contributing towards better understanding of the balance sheet in what concerns unfunded post retirement liabilities. Post adoption of this amendment to IAS 19, PT’s balance sheet will now present an accrued post retirement liability of Euro 2.6 billion, equivalent to the unfunded obligations indicated above.

Post Retirement Benefits Costs		Euro million
	2005	2004

Service cost	24.8	23.5
Interest cost	229.1	212.9
Expected return on assets	(139.0)	(111.1)
Prior years service gains (1)	(136.6)	(66.5)

Post retirement benefits costs	(21.6)	58.8

(1) In 2005, this amount includes: (i) Euro 110 million related with the change in the retirement age for pensioners, and (ii) Euro 27 million related with the change in the pension formula from 90% of the last salary to 90% of the average of the last three years of salaries. In 2004, the prior years service gain was related to the change in the pension formula from 100% to 90% of the last salary.

The curtailment cost results from the reduction of 1,272 employees during 2005, and includes the net present value of salaries to be paid to pre-retired and suspended employees up to retirement age and the net present value of future service costs for early retired and pre-retired employees.

Payments and Contributions		Euro million
	2005	2004

Regular contributions	54.3	68.1
Contributions related to curtailments	143.5	57.6
Salary payments (pre-retired and suspended employees)	167.7	143.1
Regular healthcare payments	34.3	29.8
Extraordinary contribution for post retirement healthcare benefits	300.0	0.0

Payments related to PRBs	699.8	298.6

Annual Report 2005	29

Shareholders’ equity (excluding minority interests)

As at 31 December 2005, shareholders' equity excluding minority interests amounted to Euro 1,828 million, an increase of Euro 142 million during 2005.

Change in Shareholders’ Equity (excluding Minority Interests)	Euro million
2005

Shareholders' equity before minority interests (initial balance)	1,686.5
Net income	654.0
Currency translation adjustments (1)	700.9
Net actuarial losses, net of tax effect	(530.7)
Dividends paid	(395.1)
Acquisition of treasury shares (2)	(252.7)
Treasury shares acquired by PT Multimédia from the minority shareholders (3)	(34.0)
Other	(0.6)
Shareholders' equity before minority interests (final balance)	1,828.4

Change in equity before minority interests	141.8
Change in equity before minority interests (%)	8.4%

(1) This caption is primarily related to the changes in the Euro/Real exchange rate. (2) Includes Euro 151 million related to the acquisition of 16.1 million PT shares for the initial 10% share buyback (part of the 37.6 million treasury shares cancelled at the end of 2005), and Euro 102 million related to equity swaps contracted over 13.2 million PT shares for the share buyback approved at the April 2005 AGM (Euro 76 million in the fourth quarter of 2005 related to equity swaps over 9.7 million PT shares). (3) This amount relates to the impact for PT of the treasury shares acquired by PT Multimédia from the minority shareholders that opted for the physical exercise of the warrants issued by PT Multimédia in May 2005.

On 21 December 2005, PT reduced its share capital from Euro 1,166,485,050 to Euro 1,128,856,500, through the cancellation 37,628,550 treasury shares that were purchased during 2005. The number of treasury shares cancelled was equivalent to 3.0% of the initial share capital prior to the 7.0% cancellation in December 2004, thus completing the 10% share buyback announced in September 2003. PT is currently executing the share buyback approved at the AGM held in April 2005, and at December 2005 had already contracted equity swaps on 13.2 million treasury shares with a notional amount of Euro 102 million, corresponding to 1.17% of its share capital.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. Distributable reserves decreased from Euro 851 million as at year end 2004 to Euro 720 million at the end of December 2005, as a result mainly of the cancellation of treasury shares.

Change in Shareholders’ Equity (excluding Minority Interests)	Euro million
2005

Distributable reserves (initial balance)	851.4
95% of net income under Portuguese GAAP	475.0
Dividends paid	(395.1)
Acquisition of treasury shares (1)	(340.5)
Dividends received from subsidiaries (2)	75.5
Other	53.5
Distributable reserves (final balance)	719.8

Change in distributable reserves	(131.5)
Change in distributable reserves (%)	(15.5%)

(1) This caption corresponds to the acquisition of 37.6 million treasury shares purchased through the exercise of equity swaps with a notional value of Euro 340 million (including Euro 189 million of equity swaps contracted in 2004 and Euro 151 million of equity swaps contracted in 2005). (2) This caption includes the dividends received by PT from PT’s subsidiary PT Finance (Euro 43 million), and to the amount received by PT from PT Multimédia in connection with the financial exercise of the warrants issued by PT Multimédia in May 2005, which corresponds to an effective distribution of reserves.

Capital Markets

Shareholder remuneration

Shareholder return, giving preference to a progressive increase in dividends, continues to be a top priority to PT. PT’s solid operational and financial performance allowed for around Euro 648 billion being returned to shareholders in 2005, through a combination of the share buyback programme and an improved dividend payout.

Significant increase in dividends

PT distributed Euro 0.10 per share in 2002, Euro 0.16 per share in 2003, Euro 0.22 per share in 2004, increasing almost 60% over the previous year to Euro 0.35 per share in 2005. Reinforcing its commitment to continue a progressive dividend policy, PT’s Board of Directors approved the submission for shareholders’ approval at the next AGM, to be held on 21 April 2006, the payment of a cash dividend of Euro 0.475 per share for the fiscal year 2005, representing an increase of 36% over the previous year.

Euro 648 million to the shareholders in 2005

The 10% and 3% share buyback programmes announced in September 2003 and 2004 respectively, clearly positioned PT as a leading European telecom operator when it comes to shareholder remuneration. In 2005, PT returned approximately Euro 648 million to its shareholders, through dividends and the share buyback programme.

Under the share buyback programmes, the company was authorised by its General Meeting on 29 April 2005 to acquire up to 10% of its share capital. As a result, PT acquired in 2005 a total of 37,628,550

Annual Report 2005	31

treasury shares at an average price of Euro 8.57 per share. Pursuant to the 10% share buyback programme, PT reduced its share capital from Euro 1,166,485,050 to Euro 1,128,856,500, on 21 December 2005, through the cancellation of 37,628,550 treasury shares. The number of treasury shares cancelled was equivalent to 3.0% of the initial share capital prior to the 7.0% cancellation in December 2004, thus completing the 10% share buyback announced in September 2003.

In addition, as at the date of this report, PT had contracted equity swaps to acquire PT shares, equivalent to 1.83% of its share capital. PT had contracted these equity swaps as part of its ongoing 3% share buyback programme, halted as a result of the public tender offer launched by Sonaecom on 6 February 2006.

Shareholder structure

PT has a diversified shareholder base

Almost three quarters of Portugal Telecom’s share capital is held by foreign shareholders, divided mainly among United States and Europe, with the US market representing almost a third of the outstanding capital.

The largest investors are Telefónica, our partner in the Vivo joint venture in Brazil and one of the biggest telecom operators in the world, BES Group and Brandes. Additionally, PT has as shareholders the Caixa Geral de Depósitos Group, Cinveste, Telexpress, as well as large institutional shareholders, like Capital and Fidelity.

Qualified Holdings		31 December 2005
Institutions	No. of shares	% of capital

Telefónica	112,473,826.0	9.96%
Brandes Investments Partners	96,096,420.0	8.51%
Banco Espírito Santo Group	94,387,699.0	8.36%
Capital Group Companies	63,193,870.0	5.60%
Caixa Geral de Depósitos Group	56,909,684.0	5.04%
Cinveste	29,080,000.0	2.58%
Fidelity Group	23,592,185.0	2.09%
Telexpress	23,000,000.0	2.04%

Shares performance

PT’s performance on the stock market

PT shares registered an unfavourable evolution in 2005, reflecting the negative performance of the European telecommunication sector in the period. In 2005, PT share price decrease by 6.0% over the previous year to close at Euro 8.55. DJ Stoxx Telecom Europe indice in 2005 decreased by 1.8% over last year, while PSI-20 indice registered a positive performance, with an increase of 13.4% in the same period.

Annual Report 2005	33

Among the major financial markets, the Bovespa registered the best performance in 2005 (+27.7%), followed by the DAX (+27.1%) and the IBEX (+18.2%) . PSI-20 indice also saw a postive performance in 2005, with a 13.4% increase over the previous year.

PT, the most heavily traded company in Portugal

PT continues to be the domestic market leader in terms of liquidity and market capitalisation. Around 1,178 million PT shares were traded in 2005, equivalent to a daily average of 5 million shares, with the trading volume accounting for approximately 31% of the total trading volume of Eurolist by Euronext. PT represented 19.4% of the PSI-20 indice at the end of 2005 (20.7% in March 2006), being the highest weight of the Portuguese major indice. With approximately Euro 11 billion, as at the date of this report, PT is also the largest company in terms of market capitalisation in Portugal.

One of the most active ADR programme on the NYSE

In 2005, PT’s ADR decreased by 18.2%, closing the year at US$ 10.07. An average of approximately 122 thousand PT ADR were traded daily in 2005 on the New York Stock Exchange. The number of ADR outstanding at the end of 2005 was 60.3 million, of which 70% were owned by international qualified shareholders. PT’s ADR programme continues to be one of the most active among European telecom operators. In 2005, PT ranked third in terms of ADRs outstanding as a percentage of total free float, with approximately 7%.

Bonds performance

New issues

On 24 March 2005, PT succefully issued 2 Eurobonds, under difficult market conditions given the profit warnig of General Motors that closed the long end of the market for almost a quarter. One of the Eurobonds amounts to Euro 1 billion, matures in 7 years and bears interest at an annual rate of 3.75% . The second Eurobond, with a notional amount of Euro 500 million, matures in 12 years and has an annual interest rate of 4.375% .

On 16 June 2005, PT has reopened the long end of the market, issuing a 20-year Eurobond, with a notional amount of Euro 500 million and an annual interest rate of 4.5% .

Following these issuances, PT’s net debt average maturity increased substantially, reaching 9.2 years as at 31 December 2005 (10.2 years excluding Vivo’s net debt).

Rating

The key credit strength of PT is based on the capability to generate, on a sustainable basis, a strong operating free cash flow, as a result of strong and leading market positions in both fixed and mobile businesses in Portugal and in mobile business in Brazil, as well as the implementation of continued cost cutting programs. In addition, despite the initiatives to increase the return to shareholders, PT maintains a strong liquidity position, given its high level of cash, its debt profile and the additional flexibility provided by its stand-by lines.

In 2005, PT has maintained an A- credit rating from Standard & Poor’s and an A3 rating from Moody’s, which corresponds to one of the strongest and stable ratings in the sector. On 27 September 2005 and 21 October 2005, respectively, Standard & Poor’s and Moody’s changed PT’s rating outlook to negative. On 8 March 2006, PT was downgraded to BBB+ by Standard & Poor’s and to Baa1 by Moody’s, as a result of PT’s announcement that it is conditionally stepping up its shareholder policy for the period to 2008.

Market Conditions

PT’s Eurobonds spreads were relatively stable until the end of August 2005. From that moment until the end of the year, spreads gradually widened, following the general widening trend in telecom spreads. This performance was mainly the result of mergers and acquisitions transactions or expectations in the sector and less conservative strategies of some telecom companies. In the case of the 2006 Eurobonds, the price has gradually fallen during 2005, converging to par, as maturity date became closer.

Annual Report 2005	35

The performance of PT’s exchangeable bonds in the first half of 2005 was determined mainly by PT’s share price performance. In the beginning of the year, the increase in the price of PT’s shares has led to an increase of the exchangeable bonds price, and the opposite evolution occurred afterwards. In the second half of 2005, exchangeable bonds price gradually tended to par as the bonds became closer to their maturity date.

Investor relations activities

PT has a policy of providing its shareholders and other members of the international financial community with clear, transparent, two-way communications on a regular basis.

Investor relations programme

PT’s senior management and IR team stepped up their investor relations activities in 2005. The company participated in several investor events including investor roadshows, analyst and investor presentations, one-on-one meetings and conference calls, as well as appropriate investor conferences in Europe and in the US.

In 2005, PT held a total of approximately 420 contacts with analysts and investors. 360 of these contacts were one-on-one meetings hosted during roadshows and investor conferences, while the remaining 60 were at PT’s offices through one-on-one meetings and conference-calls.

During the year, PT held six roadshows in Europe, including Portugal, and the US, of which the two most significant were held in April 2005, after the announcement of the full year results, and in September 2005 after the announcement of the first half results. The first roadshow covered twenty-three cities in ten countries, while the second involved meetings with investors in nine cities in seven countries.

Investor relations awards

The domestic and international financial community continues to recognise PT as a leader in terms of investor relations. This was recognised internationally by the two awards PT received from Institutional Investor:

  Best CFO of the Telecommunication Sector
  Best Investor Relations Officer of the Telecommunication Sector

Also in international terms, PT won 3 prizes at the IR Magazine Continental Europe Awards, as follows:

  Best Investor Relations Officer in Portugal
  Grand Prix (Small and Medium Cap) - Honourable Mention
  Best Investor Relations Officer (Small and Medium Cap) - Honourable Mention

Domestically, PT received two prizes, in June, in the 2005 Investor Relations Awards, promoted by Deloitte, Diário Económico and Semanário Económico, namely:

  Annual Report (non-financial sector) - Honourable Mention
  Best Usage of Technology in terms of Investor Relations - Honourable Mention

Annual Report 2005	37

Subsequent Events

Debt

  On 8 March 2006, Moody’s and Standard & Poor’s changed their ratings for PT from A3 and A- to BBB+ and Baa1 respectively, following PT’s announcement of a new shareholder remuneration policy on 6 March 2006.

Corporate restructuring

  On 22 February 2006, the shareholders of TCP, TCO, TSD, TLE and CRTPart approved the corporate restructuring, announced by Vivo on 5 December 2005, at their respective shareholder meetings. This Vivo restructuring will consist of the merger of shares of TCO into TCP and the merger of TSD, TLE and CRTPart into TCP, which was renamed Vivo Participações S.A. As a consequence of such restructuring, shareholders of TCO, TSD, TLE and CRTPart will receive shares of TCP, in accordance with the following exchange ratios: 3.0830 new shares or ADS of TCP for every 1 share or ADS of TCO, 3.2879 new shares or ADS of TCP for every 1 share or ADS of TSD, 3.8998 new shares or ADS of TCP for every 1 share or ADS of TLE, and 7.0294 new shares of TCP for every 1 share of CRTPart.

Board of Directors

  On 6 January 2006, PT announced that Miguel Horta e Costa, Group CEO, reallocated certain responsibilities within the Executive Committee. Henrique Granadeiro was appointed responsible for the human resources of the group, as well as overseeing, in collaboration with the CEO, the areas of strategy and regulation. In addition to his current responsibilities, Zeinal Bava was appointed to manage the domestic mobile division (TMN) and left his position as Vice-President of the wireline division responsible for retail. Rodrigo Costa was appointed responsible for the wireline division.
  On 6 February 2006, PT announced that Jorge Maria Bleck resigned as a non-executive member of the company’s Board of Directors.
  On 20 February 2006, PT announced that Peter Golob resigned as a non-executive member of the company’s Board of Directors, which will become effective, as in accordance with the Portuguese Companies Code, at the end of March 2006.

Public tender offer

  On 6 February 2006, Sonaecom made a preliminary announcement of its intention to launch an unsolicited public tender offer for a controlling stake of PT.
  On 6 March 2006, PT announced the report of the Board of Directors regarding the preliminary public tender offer announced by Sonaecom on 6 February 2006.

Annual Report 2005	39

Prospects

Portugal Telecom will continue to focus on exploring the growth potential of its existing asset portfolio, namely its integrated telecommunication and multimedia operations in Portugal, its mobile business in Brazil, and the others international businesses of the group. The increase in the competitive and regulatory pressures, as well as the maturity of certain businesses, will require a constant focus on improving the operating efficiency across the company. Recent regulatory decisions on fixed-to-mobile and mobile-to-mobile interconnection rates, local loop unbundling prices and the introduction of wholesale line rental should have a negative impact in the wireline and mobile businesses in Portugal.

Against these competitive and regulatory pressures, PT developed a plan to create substantial value to shareholders. This plan, centred on PT’s major strengths, namely its human and technical know-how, financial robustness and position in the market, includes the following:

  enhance the performance of the operations in the evolving domestic competitive landscape, including initiatives such as rolling out triple-play VoIP offers and offering differentiated broadband services;
  segregate wireline access;
  promote a model of shared utilisation of mobile networks;
  keep existing partnerships, seeking to manage the international assets in a proactive and pragmatic manner in selected markets where PT has a clear competitive advantage;
  focus on the operational enhancement of Vivo;
  concentrate and crystallise the value of selected assets in Africa, leveraging on the proven capacity of value creation.

In Portugal, the plan includes:

  in the wireline business, a set of initiatives with the objective of reducing the risks of traffic loss and churn, through the migration to “flat-price”, broadband and triple-play services, as well as cost optimisation through the reengineering of processes;
  in the pay-TV business, a strategy centred on the operational turnaround and the increase in penetration, focusing on under-penetrated regions, developing new content and channels, and rolling out triple-play offers to tap the voice opportunity;
  in the mobile business, a strategy focused on marketing, distribution and customer care, including the launch of new 3G services such as Mobile TV, the consolidation of the leadership position of the low cost operator UZO, and the completion of the turnaround programme of the corporate segment to regain a leadership position.

PT’s plan has also the objective of generating significant cost savings by streamlining operations and developing efficiencies, as well as obtaining savings from the optimisation of capex and working capital investment.

In combination with an optimisation of the capital structure, while maintaining an investment grade rating, this plan translates into a commitment of total shareholder remuneration, which takes the following form:

  an ordinary dividend per share of Euro 0.475 for 2005;
  a continuation of a progressive dividend policy going forward;
  an extraordinary return of capital – via share buybacks, dividends or a combination thereof.

Lisbon, 15 March 2006.

The Board of Directors

Annual Report 2005	41

Consolidated Financial Statements

Annual Report 2005	43

PORTUGAL TELECOM,SGPS, S.A.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004
(Amounts stated in Euros)

	Notes	2005	2004

CONTINUED OPERATIONS
REVENUES:
Services rendered	6	5,836,879,781	5,520,498,731
Sales	6	447,461,824	365,755,000
Other revenues	6	101,076,689	81,125,527

	(a)	6,385,418,294	5,967,379,258

COSTS, EXPENSES, LOSSES AND INCOME:
Wages and salaries	8	667,331,163	631,802,408
Post retirement benefits	9	(21,605,155)	58,772,000
Direct costs	10	881,181,310	852,033,698
Depreciation and amortization	30 and 31	1,059,598,855	934,936,568
Costs of products sold		652,281,025	595,755,989
Marketing and publicity		184,409,651	159,807,836
Support services		230,180,097	203,832,384
Maintenance and repairs		157,215,633	141,703,001
Supplies and external services	11	760,392,302	643,460,433
Provisions and adjustments for doubtful receivables and other	36	171,477,441	168,820,055
Indirect taxes		166,036,274	123,239,627
Other operating expenses		40,919,894	25,202,291

	(b)	4,949,418,490	4,539,366,290

	(c)=(a)-(b)	1,435,999,804	1,428,012,968
Impairment losses	30	-	28,000,000
Work force reduction program costs	9	314,309,785	165,590,740
Losses on disposals of fixed assets, net		1,178,075	9,231,899
Other costs	13	17,652,164	83,565,440

	(d)	333,140,024	286,388,079

Income before financial results and taxes	(e)=(c)-(d)	1,102,859,780	1,141,624,889
Net interest expense		257,637,731	204,881,312
Net foreign currency exchange losses/(gains)		(41,335,993)	4,461,601
Net losses/(gains) on financial assets	14	8,765,259	(11,598,497)
Equity in earnings of affiliated companies	28	(238,226,177)	(20,866,910)
Net other financial expenses	15	64,453,097	55,616,214

	(f)	51,293,917	232,493,720

Income before taxes	(g)=(e)-(f)	1,051,565,863	909,131,169

Minus: Income taxes	16	384,343,193	209,984,648

Net income from continued operations		667,222,670	699,146,521

DISCONTINUED OPERATIONS
Net income from discontinued operations	17	21,732,952	26,065,182

NET INCOME		688,955,622	725,211,703

Attributable to:
Minority interests	18	34,970,803	102,012,269
Equity holders of the parent		653,984,819	623,199,434

Earnings per share from continued operations
Basic	20	0.55	0.51
Dilutive	20	0.54	0.50

Earnings per share from total operations
Basic	20	0.57	0.53
Dilutive	20	0.56	0.52

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED BALANCE SHEETS AS AT 31 DECEMBER 2005 AND 2004
(Amounts stated in Euros)

	Notes	2005	2004

Assets
Current Assets
Cash and cash equivalents		612,158,485	442,766,941
Short term investments	21	3,299,609,953	1,505,771,257
Accounts receivable - trade	22	1,447,291,687	1,215,764,622
Accounts receivable - other	23	200,454,122	207,165,128
Inventories	24	170,318,145	193,323,787
Taxes receivable	25	203,813,170	179,444,078
Prepaid expanses	26	128,126,411	115,941,445
Other current assets	27	106,210,553	112,683,828

Total current assets		6,167,982,526	3,972,861,086

Non-Current Assets:
Accounts receivable - trade		677,552	749,446
Accounts receivable - other	23	19,804,605	44,929,019
Taxes receivable	25	117,244,409	62,623,744
Prepaid expanses		3,429,929	6,189,030
Investments in group companies	28	425,602,626	318,297,953
Other investments	29	96,079,089	114,714,126
Intangible assets	30	3,601,620,470	3,244,926,017
Tangible assets	31	4,062,003,121	3,936,271,713
Deferred taxes	16	1,387,811,009	1,423,001,516
Other non-current assets	27	760,811,964	804,124,585

Total non-current assets		10,475,084,774	9,955,827,149

Total assets		16,643,067,300	13,928,688,235

Liabilities
Current Liabilities:
Short term debt	32	2,415,606,371	1,622,399,994
Accounts payable - trade		716,143,471	730,262,467
Accounts payable - other	33	413,744,612	545,861,807
Accrued expenses	34	707,921,185	600,888,27O
Deferred income	35	208,155,446	225,780,887
Taxes payable	25	237,236,979	168,329,541
Current provisions	36	163,098,954	118,270,621
Other current liabilities	37	85,612,446	65,358,349

Total current liabilities		4,947,519,464	4,077,151,936

Non-Current Liabilities:
Medium and long-term debt	32	5,168,626,522	3,899,325,886
Accounts payable - other		6,120,233	17,665,387
Taxes payable	25	30,899,784	25,634,200
Deferred income		429,155	15,551,195
Non-current provisions	36	112,555,577	133,242,530
Accrued post-retirement liability	9	2,635,883,744	2,321,556,384
Defered taxes	16	334,867,077	327,856,407
Other non-current liabilities	37	824,088,379	856,531,299

Total non-current liabilities		9,113,470,471	7,597,363,288

Total liabilities		14,060,989,935	11,674,515,224

SHAREHOLDERS' EQUITY
Share capital	38	1,128,856,500	1,166,485,050
Capital issued premium	38	91,704,891	91,704,891
Treasury shares	38	(102,044,948)	(189,751,440)
Legal reserve	38	179,229,361	154,225,075
Reserve for treasury shares	38	125,428,500	87,799,950
Accumulated earnings	38	405,216,985	376,080,511

Equity excluding minority interests		1,828,391,289	1,686,544,037
Minority interests	18	753,686,076	567,628,974

Total equity		2,582,077,365	2,254,173,011

Total liabilties and shareholders' equity		16,643,067,300	13,928,688,235

The accompanying notes form an integral part of these financial statements

Annual Report 2005	45

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSES FOR THE
YEARS ENDED 31 DECEMBER 2005 AND 2004
(Amounts stated in Euro)

	Notes	2005	2004

Income and expenses recognised directly in shareholders' equity:
Accrued post-retirement liability
Net actuarial losses	9.6	(730,276,049)	(177,822,165)
Tax effect	16	199,547,931	48,589,906
Financial instruments
Hedge accounting	39	56,482	(10,493,312)
Investments available for sale	29	(814,190)	3,950,643
Tax effect	16	208,370	1,799,234
Foreign currency translation adjustments		700,952,138	16,245,986

		169,674,682	(117,729,708)
Income recognised in the profit and loss statement		688,955,622	725,211,703

Total income recognised in the period		858,630,304	607,481,995

Attributable to:
Minority interest		34,970,803	102,012,269
Equity holders of the parent		823,659,501	505,469,726

The accompanying notes form an integral part of these financial statements.

     PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004

(Amounts stated in Euro)

	Notes	2005	2004

OPERATING ACTIVITIES
Collections from clients		7,187,846,822	6,765,478,256
Payments to suppliers		(3,808,664,290)	(3,387,233,324)
Payments to emplyees		(887,631,163)	(784,151,515)

Cash flow from operations		2,491,551,369	2,594,093,417
Payments relating to income taxes		(71,572,316)	(66,581,360)
Payments relating to post retirement benefits	9	(699,806,967)	(298,566,473)
Other net payments relating to operating activities	41.a)	(327,872,118)	(270,061,577)

Cash flow from operating activities (1)		1,392,299,968	1,958,884,007

INVESTING ACTIVITIES
Cash receipts resulting from:
Financial investments	41.b)	391,815,749	21,243,239
Tangible fixed assets		12,699,978	35,745,251
Intangible assets		-	3,569
Subsidies for investments		1,572,005	2,978,958
Interest and related income		262,021,737	263,302,910
Dividends	41.c)	21,424,425	16,179,018
Other		12,365,601	32,613,516

		701,899,495	372,066,461

Payments resulting from:
Financial investments	41.d)	(27,168,785)	(291,933,807)
Tangible fixed assets		(760,210,386)	(608,912,964)
Intangible assets		(16,216,709)	(15,693,023)
Other investments		(15,205,147)	(36,461,034)

		(818,801,027)	(953,000,828)

Cash flow from investing activities (2)		(116,901,532)	(580,934,367)

FINANCING ACTIVITES
Cash receipts resulting from:
Loans obtained	41.e)	43,080,517,828	17,151,950,966
Short term financial applications		10,933,899,233	13,379,457,500
Increases in share capital and paid-in surplus		352,732	92,370,662
Subsidies		1,913,794	368,297
Other		43,301,516	68,594,130

		54,059,985,103	30,692,741,555

Payments resulting from:
Loans repaid	41.e)	(41,129,535,094)	(17,878,783,743)
Short term financial applications		(12,727,737,929)	(12,613,040,697)
Lease rentals (principal)		(12,928,273)	(25,338,455)
Interest and related expenses		(487,392,109)	(536,079,186)
Dividends	41.f)	(445,415,157)	(297,052,335)
Acquisition of treasury shares	38.3	(340,455,888)	(495,312,220)
Other	41.g)	(120,171,654)	(38,908,099)

		(55,263,636,104)	(31,884,514,735)

Cash flow from financing activities (3)		(1,203,651,001)	(1,191,773,180)

Change in cash and cash equivalents (4)=(1)+(2)+(3)		71,747,435	186,176,460
Change in cash and cash equivalents of discontinued operations		8,442,819	(13,595,857)
Effect of exchange differences		103,849,227	10,500,915
Cash and cash equivalents at the beginning of the period	41.h)	428,119,004	245,037,486
Cash and cash equivalents at the end of the period	41.h)	612,158,485	428,119,004

The accompanying notes form an integral part of these financial statements.

Annual Report 2005	47

Portugal Telecom, SGPS, S.A.
Notes to the Consolidated Financial Statements

(Amounts stated in Euros, except where otherwise stated)

1. Introduction

a) Parent company

Portugal Telecom, SGPS, S.A. (formerly Portugal Telecom, S.A., “Portugal Telecom”) and subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”), are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries, including Brazil.

Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, S.A. (“Telecom Portugal”), Telefones de Lisboa e Porto (TLP), S.A. (“TLP”) and Teledifusora de Portugal, S.A. (“TDP”). On 12 December 2000, Portugal Telecom, S.A. changed its denomination to Portugal Telecom, SGPS, S.A., and became the holding company of the Group.

As a result of the privatization process, between 1 June 1995 and 4 December 2000, Portugal Telecom’ s share capital is mainly owned by private shareholders. On 31 December 2005, the Portuguese State owned, directly or indirectly, 6.93% of the total ordinary shares and all of the A Shares (Note 38.1) of Portugal Telecom.

The shares of Portugal Telecom are traded on the Euronext Lisbon Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries, including Brazil.

In Portugal fixed line services are rendered by PT Comunicações, S.A. (“PT Comunicações”), under the provisions of the Concession Agreement entered into with the Portuguese State on 20 March 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (“Basic Network”).

Data transmission services are rendered through PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, S.A. ("PT Prime"), which is also an Internet Service Provider ("ISP") for large clients.

ISP services for residential clients are rendered through PT.com – Comunicações Interactivas, S.A. (“PT.com), which also provides services relating to the conception, design and exhibit of publicity and information space on Internet portals.

Mobile services in Portugal are rendered by TMN - Telecomunicações Móveis Nacionais, S.A. ("TMN"), under a GSM license granted by the Portuguese State in 1992 (period of 15 years) and a UMTS license obtained in 19 December 2000 (period of 15 years).

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (“PT Multimédia”) is the Group’s sub-holding for multimedia operations. Through its subsidiary TV Cabo Portugal, S.A. ("TV Cabo"), PT Multimédia renders cable and satellite television in mainland Portugal, Madeira and Azores. PT Multimédia also renders other multimedia services in Portugal, namely the editing and selling of DVD and movies through Lusomundo Audiovisuais, S.A. (“Lusomundo Audiovisuais”) and the distribution and exhibition of movies through Lusomundo Cinemas, S.A. (“Lusomundo Cinemas”). PT Multimédia also rendered services related with the publishing of large circulation newspapers and the edition of radio programs, through Lusomundo Media, SGPS, S.A. (“Lusomundo Media”), a subsidiary which was disposed during 2005. Therefore, the results of Lusomundo Media in 2004 and 2005 (up to the effective date of the disposal which occurred in August), were presented in the consolidated financial statements under the caption “Discontinued operations” (Note 17).

In Brazil, the Group renders mobile telecommunications services through Brasilcel N.V. (“Brasilcel” or “Vivo”), a joint-venture incorporated in 2002 by Portugal Telecom (through PT Móveis, SGPS, S.A. – “PT Móveis”) and Telefónica (through Telefónica Móviles, S.A.) to joint the mobile operations of each group. Currently, Vivo provides mobile services in the Brazilian states of São Paulo (through Telesp Celular, S.A. (“Telesp Celular”)), Paraná and Santa Catarina (through Global Telecom, S.A. (“Global Telecom”)), Rio de Janeiro (through Telerj Celular, S.A.), Espírito Santo (through Telest Celular, S.A.), Bahia (through Telebahia Celular, S.A.), Sergipe (through Telegirpe Celular, S.A.), Rio Grande do Sul (through Celular CRT, S.A. (“Celular CRT”)), and eleven states in the Midwestern and Northern regions of Brazil (through Tele Centro Oeste Celular Participações, S.A. and subsidiaries -“TCO”). Telesp Celular, Global Telecom and TCO are controlled by the sub-holding Telesp Celular Participações, S.A. (“TCP”), Telerj Celular and Telest Celular are controlled by the sub-holding Tele Sudeste Celular Participações, S.A. (“Telesudeste”), and Telebahia Celular and Telergipe Celular are controlled by the sub-holding Tele Leste Celular Participações, S.A (“Teleleste”).

On 5 December 2005, the Boards of Directors of TCP, TCO, Telesudeste, Teleleste and Celular CRT approved the proposal to carry out a corporate restructuring. This Vivo restructuring will consist of the merger of shares of TCO into TCP and the merger of Telesudeste, Teleleste and Celular CRT into TCP, which will be renamed Vivo Participações S.A.. As a consequence of such restructuring, the shareholders of TCO, Telesudeste, Teleleste and Celular CRT will receive shares of TCP, in accordance with the exchange ratios determined based on the respective valuations: 3.0830 new shares or ADS of TCP for every 1 share or ADS of TCO, 3.2879 new shares or ADS of TCP for every 1 share or ADS of Telesudeste, 3.8998 new shares or ADS of TCP for every 1 share or ADS of Teleleste, and 7.0294 new shares of TCP for every 1 share of Celular CRT.

The consolidated financial statements for the years ended 31 December 2005 and 2004 were approved by the Board of Directors and authorized for issue on 15 March 2006.

2. Basis of presentation

Consolidated financial statements are presented in Euros, which is the currency of the majority of the Portugal Telecom’s operations. Financial statements of foreign subsidiaries are translated to Euros according to accounting principles described in Note 3.q).

The consolidated financial statements of Portugal Telecom are prepared under International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), and including all interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) as at 31 December 2005. For Portugal Telecom there are no differences between IFRS as adopted by the EU and IFRS published by the International Accounting Standards Board. All changes to accounting principles and policies adopted by Portugal Telecom have been made in accordance with IFRS 1 - “First-time Adoption of International Financial Reporting Standards” (Note 45), therefore the transition date was 1 January 2004.

The impact of adopting IFRS as at 1 January 2004, was a negative amount of Euro 1,028,611,561 (Note 45.2), which was recognised in shareholders’ equity as required by IFRS 1.

Portugal Telecom has adopted all IFRS applicable until 31 December 2005. In the presentation of the financial statements for the years ended 31 December 2005 and 2004, Portugal Telecom has elected to apply the option in IAS 19, which became effective in November 2005, to recognise actuarial gains and losses directly in shareholders’ equity. As a result, actuarial gains and losses, which are mainly a result of the changes in actuarial assumptions and differences between those assumptions and

Annual Report 2005	49

actual data, are now recognised directly in shareholders’ equity under the Statement of Recognised Income and Expenses (Note 9).

Before the adoption of this amendment to IAS 19, actuarial gains and losses were deferred and recognised in the profit and loss statement (using the 10% corridor option) during the average expected working life of active employees. The impact in Portugal Telecom’s balance sheet as at 31 December 2005 of adopting this amendment was an increase of Euro 1,618 million in the Accrued Post Retirement Liability, an increase in Deferred Taxes of Euro 442 million, and a decrease in Shareholders’ Equity of Euro 1,176 million.

The reconciliations of shareholders’ equity as at 1 January and 31 December 2004 and the net income for 2004, prepared under generally accepted accounting principles in Portugal (“PGAAP”) and IFRS are presented in Note 45.

Consolidated financial statements were prepared assuming the continuity of the operations, based on accounting records of all subsidiaries (Exhibit I).

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reported periods (Note 3).

a) Consolidation principles

Controlled entities

Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved where the Group has the majority of the voting rights or has the power to govern the financial and operating policies of an entity. In any case, where the group does not have the majority of the voting rights, but in substance controls the entity, the financial statements of the entity are fully consolidated. See Exhibit I.1.

The interest of any third party in the shareholders’ equity and net income of fully consolidated companies is presented separately in the consolidated balance sheet and consolidated income statement, under the caption “Minority interests” (Note 18).

Losses applicable to the minorities in excess of the minority’s interest in the subsidiary’s equity are allocated against the interest of the Group, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. Any future gains reported by the subsidiary are allocated against the interest of the Group, until the excess losses recognised by the Group are covered.

From 1 January 2004, assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at acquisition date. Any excess amount to the identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period the acquisition occurs. Minority interests are presented proportionally to the fair value of identifiable net assets.

The results of subsidiaries acquired or disposed during the year are included in the consolidated statement of profit and loss from the effective date of the acquisition or up to the effective date of disposal, as appropriate.

All intra-group transactions, balances, income and expenses are eliminated on the consolidation process. Gains obtained in intra-group transactions are also eliminated on the consolidation process.

Where necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the correspondent consolidated caption. Financial investments are classified as joint controlled entities if the joint control agreement clearly demonstrates the existence of a joint control.

All transactions and balances with the jointly controlled entities are eliminated to the extent of the Group’s interest in the joint venture.

Jointly controlled entities are presented in Exhibit I.3.

Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the entity, but not control or joint control over those policies.

Financial investments in associated companies are accounted for under the equity method (Exhibit I.2). Under this method, investments in associated companies are carried in the consolidated balance sheet at cost, adjusted periodically for the Group’s share in the results of the associated company, against gains or losses on financial assets (Note 28), and other changes in net assets acquired. In addition, financial investments are adjusted for any impairment losses that may occur.

Losses in associated companies in excess to the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

Any excess to the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment as part of the investment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recognised as a gain in the net income for the period the acquisition occurs.

Dividends received from associated companies are recognised as a reduction to the value of financial investments.

Profits and losses in transactions with associated companies are eliminated to the extent of the Group’s interest in the associate, against the correspondent financial investment.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met, only when: (1) the sale is highly probable and the asset is available for immediate sale in its present condition; (2) management assumed a commitment to the sale; and (3) the sale is expected to be completed within one year. Non-current assets and disposal groups classified as held for sale are measured at the lower of the assets’ previous carrying amount and the fair value less costs to sell.

Goodwill

Goodwill represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled or associated entity recognised at the date of acquisition, in accordance with IFRS 3. Pursuant to the exception of IFRS 1, the Group used the provisions of IFRS 3 only for acquisitions occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 were recorded at their carrying amount as of that date, and were subject to annual impairment tests thereafter.

Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate of the balance sheet date. Exchange gains or losses are recognised under the caption “Cumulative foreign currency translation adjustments”.

Annual Report 2005	51

Goodwill is recognised under the captions “Investment in group companies” (Associates - Note 28) and “Intangible assets” (Subsidiaries and jointly controlled entities - Note 30) and is not amortised. Goodwill is tested, on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and can not be reversed in a subsequent period.

On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b) Changes in the consolidated Group

During 2005 and 2004, the main changes in the consolidated Group are the disposals of the investments in Lusomundo Media and in PrimeSys in 2005, and the sale of Mascom in 2004 (Note 17).

3. Summary of Significant Accounting Policies, Judgments and Estimates

a) Current classification

Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

b) Inventories

Inventories are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised when the net realizable value is lower than the average cost, through the net income of the period the loss occurs, under the caption “Cost of products sold”. Usually these losses are related to technological obsolescence and higher acquisition costs.

c) Tangible assets

Tangible assets are stated at acquisition or production cost, net of accumulated depreciation, accumulated impairment losses, if any, and investment subsidies. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related with the acquisition process; and (3) estimate cost of dismantling or removal of the assets (Note 3.g) and 36). Under the exception of IFRS 1, revaluation of tangible assets made in accordance with Portuguese legislation applying monetary indices, prior to 1 January 2004, were not adjusted and were included as the deemed cost of the asset for IFRS purposes.

Tangible assets are depreciated on a straight line basis from the month they are available for use, during its expected useful live. The amount of the asset to be depreciated is deducted by any residual estimated value. The depreciation rates correspond to the following estimated average useful lives:

Years

Buildings and other constructions	10 - 50
Basic equipment:
Network installations and equipment	5 - 25
Switching equipment	5 - 10
Telephones, switchboards and other	5 - 10
Submarine cables	15 - 20
Satellite stations	15
Other telecommunication equipment	3 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	3 - 10

Estimated losses resulting from the replacement of equipments before the end of their useful lives, are recognised as a deduction to the correspondent asset’s value, in connection with the impairment analysis of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated to significant renewals and betterments are capitalized, if any future economic benefits are expected and those benefits could be reliably measured. Depreciation periods correspond to the period of the expected benefits.

When an asset is considered as held for sale, its carrying amount is classified to current assets and depreciation is stopped. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised in net income under the caption “Losses on disposals of fixed assets, net”.

d) Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits could be reliably measured.

Intangible assets include basically goodwill (Note 2.a)), telecommunications licenses and related rights and software licenses.

Internally-generated intangible assets, namely research and development expenditures, are recognised in net income when incurred. Development expenditures can only be recognised initially as an intangible asset if the Company demonstrates the ability to complete the project and put the asset in use or available for sale.

Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the following periods:

Telecommunications licenses:
• Band A and Band B licenses held by Vivo	Period of the license
• Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
• UMTS license owned by TMN	Period of the license (until 2015)
Lease rights	Period of the agreement
Software licenses	3 – 6
Other intangible assets	3 - 8

e) Investment property

Investment property includes basically buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of the business (exploration, service render or sale).

Investment property is stated at its acquisition cost added by transaction costs and deducted by accumulated depreciation and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in net income of the period.

f) Impairment of tangible and intangible assets, excluding goodwill

The Group assesses annually, at balance sheet date, its tangible and intangible assets for impairment losses. This assessment is also made if any event or change resulting in an indication of impairment is detected. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Mainly cash-generating units identified in the Group correspond to the wireline, mobile and multimedia businesses in Portugal and mobile in Brazil. Recoverable amount is the higher of fair value less cost to sell and value in use. In assessing fair value less cost to sell, should be considered the amount received from an independent entity, deducted by direct cost related with the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset.

Annual Report 2005	53

If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in net income, under the caption “Depreciation and amortisation”, and a detail of the impairment loss is provided.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior periods. A reversal of an impairment loss is recognised immediately in net income.

g) Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for restructuring are only recognised if a detail and formal plan exists and if the plan is communicated to related parties. Provisions for dismantling and removal costs are recognised from the day the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c) and 36). The amount of the provision is discounted, being the corresponding effect of time recognised in net income, under the caption ”Net interest expense”.

Provisions are updated on balance sheet date, considering the best estimate of the Group’s management.

Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is not probable.

h) Pension benefits

Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay to a group of employees a pension or a pension supplement. In order to fund these obligations, various pension funds were incorporated by PT Comunicações (Note 9.1) .

The amount of the Group’s liabilities with respect to pensions and pension supplements is estimated based on actuarial valuations prepared annually by an independent actuary, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders’ equity.

Prior years service gains or losses related to vested rights are recognised when occurred, otherwise they are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.

Accrued pension liabilities stated in the balance sheet correspond to the difference between the Projected Benefit Obligation (“PBO”) related to pensions and the fair value of pension funds assets.

Contributions made by the Group to define contribution post retirement benefit plans are recognised in net income when incurred.

i) Post retirement health care benefits

Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay, after retirement date, health care expenses to a group of employees and relatives. This health care plan is managed by Portugal Telecom – Associação de Cuidados de Saúde (“PT-ACS”). In 2004, the Group established PT Prestações – Mandatária de Aquisição e Gestão de Bens, S.A. (“PT Prestações”) to manage an autonomous fund to finance these obligations (Note 9.2) .

The amount of the Group’s liabilities with respect these benefits after retirement date is estimated based on actuarial valuations prepared annually by an independent actuary, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders’ equity.

Prior years service gains or losses related to vested rights are recognised when occurred, otherwise they are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.

Accrued post retirement health care liabilities stated in the balance sheet correspond to the difference between the accumulated health care benefit obligation and the fair value of fund assets.

j) Pre-retirement, early retirement and suspended employees

The Group recognizes a liability for the payment of salaries up to the date of retirement and for pensions, pension supplements and health care expenses after that date, in relation to all employees that are under a suspended contract agreement, or that have pre-retired or early retired. This liability is recognised in the net income under the caption “Work force reduction program costs” when the Group signed the suspended contracts, or allows for pre-retirement or early retirement (Note 9).

k) Grants and subsidies

Grants and subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy’s program.

Grants and subsidies to training and other operating activities are recognised in net income when the related expenses are recognised.

Grants and subsidies to acquire assets are deducted from the carrying amount of the related assets.

l) Financial instruments

Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

(i) Trade receivables

Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated irrecoverable amounts.

(ii) Investments

Financial investments, excluding controlled entities, associated entities and interests in joint ventures, are classified as: (i) held to maturity, (ii) held for trading and (iii) available for sale.

Held to maturity investments are classified as non-current assets, except for those the maturity date occurs within the next 12 months period from the balance sheet date. This caption includes all investments with defined maturity and if the Group intends and has the ability to hold them until that date. Held for trading investments are classified as current assets and available for sale investments are classified as non-current assets.

All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independently of the settlement date. Investments are initially recognised by their acquisition cost, including any expenses related to the transaction.

Subsequent to the initial recognition, held for trading investments are measured at fair value through net income and available for sale investments are measured at fair value through equity. Available for sale investments not listed in any active market and where an estimate of fair value is not reliable, are recognised at acquisition cost, net of any impairment losses.

On disposal of an impaired or an available for sale investment, accumulated changes in the fair value of the investment previously recognised in equity are transferred to net income.

Annual Report 2005	55

Held to maturity investments are recognised at acquisition cost, net of any impairment losses.

(iii) Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Equity instruments issued by the Group are recognised based on the proceeds, net of any transaction cost.

Exchangeable bonds issued by Portugal Telecom are recognised as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liability; and (ii) the fair value of the embedded option for the holder to convert the loan note into equity, recorded under equity. As of the balance sheet date, the debt component is recognised at amortised cost.

(iv) Bank loans

Bank loans are recognised as a liability based on the proceeds, net of any transaction cost. Interest cost, computed based on the effective interest rate and including premiums, is recognised when incurred (Note 34).

(v) Trade payables

Trade payables are recognised at nominal value, which is substantially similar to their fair value.

(vi) Derivative financial instruments and hedge accounting

The activities of the Group are primarily exposed to financial risks related with changes in foreign currency exchange rates and to changes in interest rates. The Group’s policy is to contract derivative financial instruments to hedge those risks, subject to extensive analysis and Board approval.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Hedge accounting

The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting.

Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in net income of the period, together with the changes in the value of the covered assets or liabilities related with the hedged risk.

The efficient portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in accumulated earnings, under “Other reserves”, and the inefficient portion is recognised in net income. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under “Other reserves” is transferred to net income.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting under the provisions of IAS 39.

Changes in fair value of derivative financial instruments that, in accordance with internal policies, were contracted to economically hedge any asset or liability, but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges, are recognised in net income.

(vii) Treasury shares

Treasury shares are recognised in shareholders’ equity, under the caption “Treasury shares”, at acquisition cost and gains or losses obtained in the disposal of those shares are recorded under “Other reserves”.

Equity swaps on own shares entered by Portugal Telecom, are recognised as a financial liability, being accounted for as an acquisition of treasury shares on the inception date of the contract.

(viii) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments (due within three months or less from the date of acquisition, that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value).

In the consolidated cash flow statement, cash and cash deposits also includes overdrafts recognised under the caption “Short term debt”.

(ix) Qualified Technological Equipment transactions

The Company entered into certain Qualified Technological Equipment transactions (“QTE”), whereby some telecommunications equipment was sold to certain foreign entities. Simultaneously, those foreign entities made leasing contracts of the equipment with special purpose entities, which made conditional sale agreements to re-sell to the Company the related equipments. The Company maintained the legal ownership of this equipment.

These transactions correspond to an operation of sale and lease back, and the equipment continued to be recorded in the Company’s consolidated balance sheet. The Company obtained the majority of the economic benefits of the special purpose entities, therefore the financial statements of those entities were fully consolidated. Consolidated non-current assets include an amount equivalent to proceeds of the sale of the equipment (Note 27) and non-current liabilities include the future payments under the leasing contract (Note 37). As at the balance sheet date those amounts are measured at fair value.

Up-front fees received from this transaction are recognised in net income on a straight-line basis during the period of the contracts.

m) Own work capitalized

Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets are capitalized if:

- assets are identifiable;

- assets will generate future economic benefits; and

- expenses with development are reliably measured.

The amounts capitalized are deducted from the correspondent nature of the costs incurred and no margin is recognised. When any of the above mentioned criteria is not met, the expense is recognised in net income.

Financial costs are not capitalised and expenses incurred during investigation are recognised in net income when incurred.

n) Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The classification of leases depends on the substance of the operation and not on the formality of the contract.

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Assets acquired under leases and the corresponding liability to the lesser, are accounted for under the finance method, in accordance with the lease payment plan. Interest included in the rents and the depreciation of the assets is recognised in net income in period they occur.

Under operating leases, rents are recognised on a straight-line basis during the period of the lease.

o) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax is recognised in accordance with IAS 12.

Portugal Telecom and PT Multimédia adopted the tax consolidation regime in Portugal. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies covered by this regime (all 90% or more owned Portuguese subsidiaries).

The remaining Group companies, not covered by the tax consolidation regimes of Portugal Telecom and PT Multimédia, are taxed individually based on their respective taxable income, at the applicable tax rates.

The tax currently payable is based on taxable profit for the year and the deferred tax is based on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be used. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is charged to net income, except when it relates to items charged or credited directly to shareholders’ equity, in which case the deferred tax is also recognised directly in shareholders’ equity.

p) Revenue recognition

Revenues from fixed line telecommunications are recognised by their gross amount when services are rendered. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated and accrued at the end of the month. Differences between accrued amounts and the actual unbilled revenues, which have not been significant, are recognised in the following period.

Fees from international telecommunications services are remitted to operators in the country in which calls are terminated based on traffic records of the country of origin and rates established in agreements between the telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries.

Revenues from telephone line rentals are recognised as an operating lease in the period to which they apply, under the caption “Other operating revenues”.

Revenues from ISP services result essentially from monthly subscription fees and telephone traffic when the service is used by customers. These revenues are recognised when the service is rendered.

Advertising revenues from telephone directories and related costs are recognised in the period in which the directories are effective.

Revenues from mobile telephony services result essentially from the use of the wireless network, by customers or other operators. The moment in which revenues are recognised and the correspondent caption are as follows:

Nature of the revenue	Caption	Moment of recognition

Use of the network	Services rendered	In the month the service is rendered
Interconnection fees	Services rendered	In the month the service is rendered
Roaming	Services rendered	In the month the service is rendered
Pre-paid cards	Services rendered	When the service is rendered
Terminal equipment	Sales	When the sale occurs

Revenues from subscription cable and satellite television result essentially from and are recognised as follows: (i) monthly subscription fees for the use of the service are recognised in the period the service is rendered; (ii) advertising placed in the cable television channels are recognised in the period the advertising is inserted; (iii) rental of equipment is recognised in the period it is rented; and (iv) sale of equipment is recognised at the moment of sale.

Revenues from bundling services or products are allocated to each of its components and are recognised separately in accordance with the methodology adopted to each component.

Subscriber acquisition costs (“SACs”) in Wireline, Mobile and Pay-TV and Cable Internet businesses are recognised in earnings when incurred.

Programming costs are determined based on the number of subscriptions and are recognised when incurred.

Revenues from the exhibition of films result from the sale of cinema tickets and revenues from the distribution of films result from the sale to other cinema operators of distribution rights acquired by Lusomundo Audiovisuais. These revenues are recognised in the period of the exhibition or in the period of the sale of the rights.

In each balance sheet date, trade receivables are adjusted for irrecoverable amounts against net income of the period, under the caption “Provisions and adjustments”.

All other expenses and costs are recognised when incurred, on an accrued basis, independently of the billing, receipt or payment moment.

q) Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the rates of exchange prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income, except for unrealized exchange differences in long-term intra-group balances, representing an extension of the related investment and where settlement is not expected in the foreseeable future, which are recognised in shareholders’ equity, under the caption “Cumulative foreign currency translation adjustments”. Exchange differences on non-monetary items, including goodwill, are recognised in shareholders’ equity, under the caption “Accumulated earnings”.

The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

  Assets and liabilities at exchange rates prevailing at balance sheet date;
  Profit and loss items at average exchange rates for the reported period;
  Cash flow items at average exchange rates for the reported period, where these rates are closer to the effective exchange rates; in the remaining cash flow items at the rate of the day of operation; and
  Share capital, reserves and retained earnings at historical rates.

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The effect of translation differences is recognised in shareholders’ equity, under the caption “Cumulative foreign currency translation adjustments”, and included in the Statement of Recognised Income and Expenses.

The Group adopted the exception of IFRS 1 relating to cumulative translation adjustments as of 1 January 2004, and transferred this amount from “Cumulative foreign currency adjustments” to “Retained earnings”. As from 1 January 2004, the Group recognizes all translation adjustments in shareholders’ equity and therefore only those amounts will be transferred to net income if and when the related investments are disposed off.

r) Borrowing costs

Borrowing costs related to loans are recognised in net income when incurred. The Group does not capitalise any borrowing costs related with loans to finance the acquisition, construction or production of any asset.

s) Cash flow statements

Consolidated cash flow statements are prepared under IAS 7, using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less, as cash and cash equivalents. The “Cash and cash equivalents” item presented in the cash flows statement also includes a negative amount related with overdrafts, classified in the balance sheet under “Short-term debt”.

Cash flows are classified in the cash flows statement according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include collections from customers, payments to suppliers, payments to personnel, payments related with post retirement benefits and other collections and payments related with operating activities. Cash flows from investing activities include the acquisitions and disposals of investments in associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include borrowing and repayments of debt, acquisition and sale of treasury shares and payments of dividends to shareholders.

t) Subsequent events

Events occurred after the balance sheet date that could influence the value of any asset or liability as of that date, are considered when preparing the financial statements for the period. As such, those events are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

In preparing the financial statements and accounting estimates herein, management has made use of its best knowledge of past and present events and used certain assumptions in relation to future events. The most significant accounting estimates reflected in the consolidated financial statements as at 31 December 2005 and 2004, are as follows:

- Useful lives of tangible and intangible assets;

- Impairment analysis of goodwill and of tangible and intangible assets;

- Recognition of provisions;

- Assessment of post retirement liabilities; and

- Assessment of fair value of financial instruments.

Estimates used are based on the best information available during the preparation of consolidated financial statements, although future events, not controlled by the Company nor foreseeable by the Company, could occur and have an impact on the estimates. Changes to the estimates used by the management that occur after the date of these consolidated financial statements, are recognised in net income, in accordance with IAS 8, using a prospective methodology.

The main estimates used by the management are included in the correspondent notes to the financial statements.

4. Errors, changes in accounting policies and estimates

During 2005, there were no changes in the accounting policies used by the Group, when compared to the ones used in preparing the financial statements of the previous year, which are presented for comparative purposes. In addition, the financial statements for the years ended 31 December 2005 and 2004 do not include the recognition of any material errors related with previous periods.

5. Exchange rates used to translate foreign currency financial statements

As at 31 December 2005, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates:

Currency	Code	Rate	Currency	Code	Rate
Moroccan Dirham	MAD	10.9097	Norwegian Krone	NOK	7.9850
São Tomé Dobra	STD	14,109.87	Swedisk Krone	SEK	9.3885
Australian Dollar	AUD	1.6109	Mozambique Metical	MZM	28,024
Canadian Dollar	CAD	1.3725	Macao Pataca	MOP	9.4218
Hong Kong Dollar	HKD	9.1474	Argentine Peso	ARS	3.5763
US Dollar	USD	1.1797	British Pound	GBP	0.68530
Cape Verde Escudo	CVE	110.265	Botswana Pula	BWP	6.4606
Hungarian Forint	HUF	252.87	South African Rand	ZAR	7.4642
CFA Franc	XOF	655.957	Brazilian Real	BRL	2.7440
Swiss Franc	CHF	1.5551	Kenyan Shilling	KES	85.4693
Angolan Kwanza	AOA	95.8524	Ugandan Shilling	UGX	2,145.87
Danish Krone	DKK	7.4605	Japanese Yen	JPY	138.90

During 2005, profit and loss statements of foreign currency subsidiaries were translated to Euros using the following average exchange rates:

Currency	Code	Rate	Currency	Code	Rate
Moroccan Dirham	MAD	11.0088	Mozambique Metical	MZM	28,386.6
US Dollar	USD	1.2448	Macao Pataca	MOP	9.9745
São Tomé Dobra	STD	13,161.92	Argentine Peso	ARS	3.6292
Cape Verde Escudo	CVE	110.265	Botswana Pula	BWP	6.3584
Hungarian Forint	HUF	248.04	Brazilian Real	BRL	3.0406
CFA Franc	XOF	655.957	Kenyan Shilling	KES	93.2484
Swiss Franc	CHF	1.5483	Ugandan Shilling	UGX	2,203.70
Angolan Kwanza	AOA	108.3872

Annual Report 2005	61

6. Revenues

Consolidated revenues by reportable segment in 2005 and 2004 are as follows:

	2005	2004

Wireline business	2,050,441,875	2,144,844,172
Services rendered	2,003,232,356	2,092,074,889
Sales	33,784,240	35,525,176
Other revenues	13,425,279	17,244,107
Domestic Mobile - TMN (Note 7.b)	1,455,414,354	1,462,440,668
Services rendered	1,306,232,456	1,307,080,451
Sales	142,187,634	149,099,577
Other revenues	6,994,264	6,260,640
Brazilian Mobile - Vivo (Note 7.c)	2,036,932,906	1,599,065,713
Services rendered	1,737,785,062	1,425,260,429
Sales	233,836,060	136,550,145
Other revenues	65,311,784	37,255,139
PT Multimédia (Note 7.d)	627,426,321	597,873,803
Services rendered	582,453,926	543,704,767
Sales	33,892,397	40,871,268
Other revenues	11,079,998	13,297,768
Other businesses	215,202,838	163,154,902
Services rendered	207,175,981	152,378,195
Sales	3,761,493	3,708,834
Other revenues	4,265,364	7,067,873

	6,385,418,294	5,967,379,258

Consolidated revenues in 2005 and 2004 by geographic area are as follows:

	2005	2004

Portugal	4,196,117,207	4,247,617,885
Brazil	2,104,700,811	1,641,475,672
Other countries	84,600,276	78,285,701

	6,385,418,294	5,967,379,258

7. Segment Reporting

The Company identified the following reportable segments:

a. Wireline Business (including Retail, Wholesale and Data and Corporate);

b. Domestic Mobile (TMN);

c. Brazilian Mobile (Vivo);

d. Multimedia Business (including Pay-TV and Cable Internet, Audiovisuals Distribution and Cinematographic Exhibition).

The Wireline services are mainly rendered by PT Comunicações, PT Prime, PT.com and PT Corporate, and the Multimedia services are mainly rendered by TV Cabo Portugal, PT Conteúdos, Lusomundo Audiovisuais and Lusomundo Cinemas.

Segment information for the years 2005 and 2004, is presented below:

a) Wireline business

		2005	2004

REVENUES:
Services rendered - external customers		2,003,232,356	2,092,074,889
Services rendered - inter segment revenues		154,987,772	143,239,371
Sales - external customers		33,784,240	35,525,176
Sales - inter segment sales		369,024	595,307
Other revenues - external customers		13,425,279	17,244,107
Other revenues - inter segment sales		7,757,822	16,521,015

	(a)	2,213,556,493	2,305,199,865

COSTS, EXPENSES, LOSSES AND INCOME:
Wages and salaries		286,713,146	296,646,499
Post retirement benefits (i)		(21,799,000)	58,538,000
Direct costs		385,475,988	470,628,444
Depreciation and amortization		358,878,101	369,721,790
Costs of products sold		33,760,128	39,063,105
Marketing and publicity		42,372,712	44,561,225
Support services		141,327,335	114,092,395
Maintenance and repairs		70,264,118	79,083,345
Supplies and external services		148,855,670	139,013,120
Provisions and adjustments for doubtful receivables and other (ii)		(13,827,539)	69,770,128
Indirect taxes		6,714,148	7,435,025
Other operating expenses		4,434,348	17,322,742

	(b)	1,443,169,155	1,705,875,818

	(c)=(a)-(b)	770,387,338	599,324,047

Work force reduction program costs		314,309,786	165,590,740
Net losses/(gains) on disposals of fixed assets		(3,599,054)	148,037
Other costs		4,773,024	7,075,750

	(d)	315,483,756	172,814,527

Income before financial results and taxes	(e)=(c)-(d)	454,903,582	426,509,520

Net interest expense/(income) (iii)		(9,102,034)	11,468,987
Net foreign currency exchange losses/(gains)		(275,932)	678,536
Net losses/(gains) on financial assets		(2,109,291)	935,618
Equity in earnings of affiliated companies		3,583,587	(1,544,976)
Net other financial expenses		4,287,880	5,310,108

	(f)	(3,615,790)	16,848,273

Income before taxes	(g)=(e)-(f)	458,519,372	409,661,247

Minus: Income taxes		132,392,762	111,891,470

Net income		326,126,610	297,769,777

(i)In 2005 and 2004, this caption includes the recognition of prior years service gains of Euro 136,568,000 and Euro 66,478,000, respectively (Note 9).
(ii)In 2005, this caption includes the reversal of a provision for a receivable from Angola Telecom (Euro 23 million), which was received in the period, and the reduction of a provision recorded in 2004 to cover risks associated with the cancellation of certain onerous contracts (Euro 30 million).
(iii)The evolution of this caption in 2005, as compared to the previous year, is mainly related with the fact that in 2005 the wireline business had a net cash position, as opposed to a net debt position in 2004.

Total assets and liabilities of this segment as at 31 December 2005 and 2004 are as follows:

	2005	2004

Assets	4,390,603,377	4,536,555,792
Liabilities	3,968,450,057	3,596,115,237

Capital expenditures in tangible and intangible assets for this reportable segment in 2005 and 2004 were Euro 233 million and Euro 207 million, respectively.

As at 31 December 2005 and 2004, the total staff in the wireline business was 7,682 and 8,311 employees, respectively.

Annual Report 2005	63

b) Domestic Mobile – TMN

		2005	2004

REVENUES:
Services rendered - external customers		1,306,232,456	1,307,080,451
Services rendered - inter segment revenues		97,388,260	139,242,834
Sales - external customers		142,187,634	149,099,577
Sales - inter segment sales		4,150,726	4,180,292
Other revenues - external customers		6,994,264	6,260,640
Other revenues - inter segment sales		99,624	467,985

	(a)	1,557,052,964	1,606,331,779

COSTS, EXPENSES, LOSSES AND INCOME:
Wages and salaries		54,156,186	54,146,001
Direct costs		309,366,472	320,001,670
Depreciation and amortization		204,863,727	193,504,870
Costs of products sold		192,721,138	170,991,247
Marketing and publicity		35,519,723	27,473,363
Support services		32,426,829	36,117,666
Maintenance and repairs		34,992,962	35,166,174
Supplies and external services		162,319,818	151,482,806
Provisions and adjustments for doubtful receivables and other		26,820,889	31,719,061
Indirect taxes		28,767,472	29,626,965
Other operating expenses		6,433,865	2,704,832

	(b)	1,088,389,081	1,052,934,655

	(c)=(a)-(b)	468,663,883	553,397,124

Net losses/(gains) on disposals of fixed assets		3,463,068	8,246,778
Other costs		860,783	1,402,775

	(d)	4,323,851	9,649,553

Income before financial results and taxes	(e)=(c)-(d)	464,340,032	543,747,571

Net interest expense/(income) (i)		(426,877)	5,965,934
Net foreign currency exchange losses/(gains)		(136,470)	168,436
Equity in earnings of affiliated companies		4,901	(137)
Net other financial expenses		1,056,481	1,271,999

	(f)	498,035	7,406,232

Income before taxes	(g)=(e)-(f)	463,841,997	536,341,339

Minus: Income taxes		126,882,972	145,199,589

Net income		336,959,025	391,141,750

(i) The evolution of this caption in 2005, as compared to the previous year, is mainly related with the fact that in 2005 TMN had a net cash position, as opposed to a net debt position in 2004.

Total assets and liabilities of this segment as at 31 December 2005 and 2004 are as follows:

	2005	2004

Assets	2,332,126,821	1,961,128,471
Liabilities	1,365,541,324	1,285,806,089

Capital expenditures in tangible and intangible assets for this reportable segment in 2005 and 2004 were Euro 170 million and Euro 155 million, respectively.

As at 31 December 2005 and 2004, the total staff in this segment was 1,184 and 1,133 employees, respectively.

c) Brazilian Mobile

		2005	2004

REVENUES:
Services rendered - external customers		1,737,785,062	1,425,260,429
Sales - external customers		233,836,060	136,550,145
Other revenues - external customers		65,311,784	37,255,139

	(a)	2,036,932,906	1,599,065,713

COSTS, EXPENSES, LOSSES AND INCOME:
Wages and salaries		103,159,931	83,241,014
Direct costs		215,423,347	146,818,516
Depreciation and amortization		393,105,547	288,913,323
Costs of products sold		420,490,506	378,349,652
Marketing and publicity		87,021,314	57,069,664
Support services		137,492,794	93,700,252
Maintenance and repairs		24,013,402	17,228,273
Supplies and external services		270,970,519	189,622,599
Provisions and adjustments for doubtful receivables and other		145,518,487	52,953,113
Indirect taxes		112,129,282	77,348,499
Other operating expenses		13,298,951	3,767,505

	(b)	1,922,624,080	1,389,012,410

	(c)=(a)-(b)	114,308,826	210,053,303

Net losses/(gains) on disposals of fixed assets		(253,830)	1,842,721
Other costs		4,588,077	4,615,832

	(d)	4,334,247	6,458,553

Income before financial results and taxes	(e)=(c)-(d)	109,974,579	203,594,750

Net interest expense		101,676,254	84,875,891
Net foreign currency exchange gains		(14,655,530)	(12,248,312)
Losses on financial assets		50,464,091	34,110,790
Net other financial expenses (i)		34,414,216	40,760,222

	(f)	171,899,031	147,498,591

Income before taxes (ii)	(g)=(e)-(f)	(61,924,452)	56,096,159

Minus: Income taxes (ii)		72,043,498	64,552,542

Net income		(133,967,950)	(8,456,383)

(i)The decrease in this caption is primarily related to the decrease in taxes related to financial revenues in Brazil, in connection with dividends paid by the operating companies to the intermediate holdings of the Vivo group of companies.
(ii)The decrease in income before taxes in 2005 did not have a corresponding impact in the provision for income taxes due to the fact that there was an increase in losses at certain subsidiaries of Vivo that are not recognising the related deferred tax assets.

Capital expenditures in tangible and intangible assets for this reportable segment in 2005 and 2004 were Euro 361 million and Euro 264 million, respectively.

As at 31 December 2005 and 2004, the total staff in this segment (50% of Vivo) was 3,042 and 3,176 employees, respectively.

As required by IFRS, a summarized balance sheet of the assets and liabilities that have been proportionally consolidated must be disclosed. The assets and liabilities of Vivo that have been proportionally consolidated (50%) in 2005 and 2004 are presented below:

	2005	2004

Current assets	1,232,713,722	989,724,155
Intangible assets	2,419,439,509	1,917,798,916
Tangible assets	1,194,488,946	875,561,133
Deferred taxes	180,188,698	138,098,080
Other non-current assets	140,648,582	78,718,065

Total assets	5,167,479,457	3,999,900,349

Current liabilities	1,149,449,592	1,140,910,083
Medium and long-term debt	722,432,315	349,415,071
Other non-current liabilities	110,885,629	74,537,047

Total liabilities	1,982,767,536	1,564,862,201

Annual Report 2005	65

d) PT Multimédia

		2005	2004

CONTINUED OPERATIONS
REVENUES:
Services rendered - external customers		582,453,926	543,704,767
Services rendered - inter segment revenues		452,349	595,978
Sales - external customers		33,892,397	40,871,268
Sales - inter segment sales		202,741	(20,036)
Other revenues - external customers		11,079,998	13,297,768
Other revenues - inter segment sales		372,942	307,335

	(a)	628,454,353	598,757,080

COSTS, EXPENSES, LOSSES AND INCOME:
Wages and salaries		43,917,989	43,727,890
Direct costs		201,336,349	184,950,030
Depreciation and amortization		61,919,611	51,420,176
Costs of products sold		13,199,148	18,253,065
Marketing and publicity		20,295,907	24,168,671
Support services		40,317,922	38,196,688
Maintenance and repairs		20,102,357	14,773,022
Supplies and external services		82,094,964	83,062,232
Provisions and adjustments for doubtful receivables and other		9,902,107	5,655,508
Indirect taxes		800,841	4,309,389
Other operating expenses		1,195,525	2,859,229

	(b)	495,082,720	471,375,900

	(c)=(a)-(b)	133,371,633	127,381,180

Impairment losses (Note 30)		-	28,000,000
Net losses/(gains) on disposals of fixed assets		70,599	(1,810,220)
Other costs/(income) (i)		(1,675,949)	51,000,136

	(d)	(1,605,350)	77,189,916

Income before financial results and taxes	(e)=(c)-(d)	134,976,983	50,191,264

Net interest expense (ii)		6,143,383	3,440,154
Net foreign currency exchange losses		688,080	827,686
Net losses/(gains) on financial assets		(737)	2,076,409
Equity in earnings of affiliated companies		(3,915,113)	(1,028,781)
Net other financial income		(2,488,436)	(3,053,734)

	(f)	427,177	2,261,734

Income before taxes	(g)=(e)-(f)	134,549,806	47,929,530

Minus: Income taxes (iii)		35,183,210	(75,502,408)

Net income from continued operations		99,366,596	123,431,938

DISCONTINUED OPERATIONS
Net income from discontinued operations		14,050,473	2,514,982

Net income		113,417,069	125,946,920

(i)In 2004, this caption included: (1) Euro 26 million related with a provision recorded by TV Cabo in connection with the dismantling of the analogue premium service and the implementation of a digital offer (Note 13); (2) Euro 12 million related with a provision for tax contingencies (Note 13); and (3) Euro 8 million related with one-off provisions recorded by TV Cabo and Lusomundo Audiovisuais.
(ii)The increase in net interest expense is mainly related with additional transponders acquired by TV Cabo through finance leases.
(iii)In 2004, this caption included the initial recognition of deferred tax assets related with tax losses from previous years (Euro 103 million), since only in 2004 was obtained evidence that these tax losses could be realised.

Total assets and liabilities of this segment as at 31 December 2005 and 2004 are as follows:

	2005	2004

Assets	1,000,800,895	1,118,982,989
Liabilities	562,125,935	609,673,438

Capital expenditures in tangible and intangible assets for this reportable segment in 2005 and 2004 were Euro 186 million and Euro 73 million, respectively.

As at 31 December 2005 and 2004, the total staff in this segment was 1,388 and 1,302 employees, respectively.

e) Reconciliation of revenues, net income and assets

e1) Revenues

In 2005 and 2004, the reconciliation between revenues of reportable segments and consolidated revenues, is as follows:

	2005	2004

Revenues
Total relating to reportable segments	6,435,996,716	6,109,354,437
Total relating to other segments	215,145,690	162,354,939
Elimination of intragroup revenues	(265,724,112)	(304,330,118)

	6,385,418,294	5,967,379,258

e2) Net Income

In 2005 and 2004, the reconciliation between net income of reportable segments and consolidated net income, is as follows:

	2005	2004

Net income
Total relating to reportable segments	652,189,560	765,805,560
Total relating to other segments	(14,286,027)	(36,509,713)
Other items:
Financial expenses related with loans obtained at group level	(159,347,005)	(99,130,346)
Equity accounting in earnings of affiliated companies	237,894,651	18,293,153
Income tax not included in reportable segments	(17,840,751)	36,156,545
Minority interests not included in reportable segments	(44,625,609)	(61,415,765)

	653,984,819	623,199,434

e3) Total Assets

As at 31 December 2005 and 2004, the reconciliation between assets of reportable segments and consolidated assets, is as follows:

	2005	2004

Total assets
Total assets relating to reportable segments	12,891,010,549	11,565,760,327
Total assets relating to other segments	2,891,821,289	1,614,533,117
Goodwill	567,541,636	529,848,187
Investments in group companies and other investments	292,693,826	218,546,604

	16,643,067,300	13,928,688,235

Annual Report 2005	67

e4) Geographic information

Total assets, liabilities, tangible assets and intangible assets by geographic area, as at 31 December 2005 and 2004, are as follows:

	2005

	Total assets	Total liabilities	Tangible assets	Intangible assets

Portugal	9,533,121,355	7,115,120,956	2,792,325,984	1,173,753,925
Brazil	5,424,259,539	2,012,647,707	1,208,508,378	2,424,078,318
Other (i)	1,685,686,406	4,933,221,272	61,168,759	3,788,227

	16,643,067,300	14,060,989,935	4,062,003,121	3,601,620,470

	2004

	Total assets	Total liabilities	Tangible assets	Intangible assets

Portugal	9,634,080,428	6,649,817,313	2,959,712,365	1,282,130,984
Brazil	4,102,045,381	1,544,466,528	910,523,526	1,959,105,725
Other	192,562,426	3,480,231,383	66,035,822	3,689,308

	13,928,688,235	11,674,515,224	3,936,271,713	3,244,926,017

(i)The assets and liabilities of other geographic areas include Euro 1,552,783,879 and Euro 4,875,966,814 respectively, related with PT Finance, the group finance subsidiary incorporated in the Netherlands. The assets of PT Finance correspond mainly to short term investments and the liabilities correspond mainly to loans obtained in financial markets, which are then used to finance the Company’s businesses primarily in Portugal and Brazil.

8. Wages and Salaries

In 2005 and 2004, this caption consists of:

	2005	2004

Salaries	533,451,526	518,867,248
Employee Benefits	98,724,176	88,027,039
Insurance	3,933,039	2,604,502
Other	31,222,422	22,303,619

	667,331,163	631,802,408

9. Post Retirement Benefits

9.1. Pension Benefits

As referred to in Note 3.h), PT Comunicações is responsible for the payment of pensions, supplemental pension benefits to suspended employees and other gratuities to retired and active employees. These liabilities, which are estimated based on actuarial valuations prepared by an independent actuary, are as follows:

a) Former employees of Telecom Portugal hired by CTT prior to 14 May 1992, or who were retired on that date, are entitled to a pension benefit. Employees hired after that date are covered by the general Portuguese State social security system. Suspended employees are also entitled to receive a benefit payment equal to 90% of salary prior to leaving service (increased in some cases).

b) The retired and active employees who were formerly employees of TLP and who were hired prior to 23 June 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their present salaries) until they reach the Portuguese State social security retirement age. After this date these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment equal to 90% of salary prior to leaving service (increased in some cases).

c) Former employees of TDP hired prior to 23 June 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their present salaries) until they reach the Portuguese State social security retirement age. Suspended employees are also entitled to receive a benefit payment equal to 90% of salary prior to leaving service (increased in some cases).

d) The former employees of Companhia Portuguesa Rádio Marconi, S.A. (“Marconi”, a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a pension benefit from Caixa and two different supplemental pension benefits (Marconi Fundo de Melhoria and Marconi Complementary Fund). Employees hired after that date are not entitled to these benefits, as they are covered by the general Portuguese State social security system.

e) On retirement, PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

PT SI employees who were transferred from PT Comunicações and Marconi and were covered by pension plans of those companies maintain the right to such benefits.

The actuarial valuations for these plans prepared by an independent actuary, as at 31 December 2005 and 2004, used the projected unit credit method and considered the following actuarial assumptions and rates:

	2005	2004

Rate of return on pension fund assets	6.0%	6.0%
Pension liabilities’ discount rate	4.5%	5.75%
Salaries liabilities’ discount rate	3.5%	4.0%
Salary growth rate	3.0%	3.0%
Pension growth rate	2.0%	2.0%
Inflation rate	2.0%	2.0%

The rate of return on pension fund assets was estimated based on historical information on the return of portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered on market analysis.

The demographic assumptions considered in 2005 and 2004 were as follows:

Mortality table:

Employees (whilst in active service):
Males	AM (92)
Females	AF (92)
Pensioners and employees who have taken early retirement:
Males	PA (90)m – less 3 years
Females	PA (90)f – less 3 years

Disability table: Swiss Reinsurance Company

Turnover of employees: Nil

Annual Report 2005	69

Based on this actuarial study, the benefit obligation and the fair value of the pension funds as at 31 December 2005 and 2004 are as follows:

	2005	2004

Projected benefit obligation:
Retired, pre-retired and suspended employees	2,523,088,513	2,028,970,504
Salaries and gratuities to pre-retired and suspended employees	986,385,800	858,775,000
Active employees	729,350,000	695,787,000
Lusomundo Media (i)	-	8,846,352

	4,238,824,313	3,592,378,856
Pension funds assets at fair value	(2,200,172,000)	(1,972,620,000)

Unfunded pension obligations	2,038,652,313	1,619,758,856

(i) Lusomundo Media was disposed during 2005 (Note 17).

The unfunded pension obligations were recorded in the consolidated balance sheets as at 31 December 2005 and 2004 in non- current liabilities, under the caption “Accrued post retirement liability”.

As at 31 December 2005 and 2004, the portfolio of pension funds was as follows:

	2005		2004

	Amount	%	Amount	%

Equities (i)	798,928,907	36.3%	681,516,951	34.5%
Bonds	757,849,915	34.4%	671,112,135	34.0%
Property (ii)	251,229,324	11.4%	259,565,035	13.2%
Real estate investment funds	64,249,610	2.9%	54,654,566	2.8%
Cash, treasury bills, short-term stocks and
net current assets	327,914,244	14.9%	305,771,313	15.5%

	2,200,172,000	100.0%	1,972,620,000	100.0%

(i)As at 31 December 2005 and 2004, this caption includes investments in PT shares and also certain investments in shares of related parties, as follows:

	2005		2004

	Number of		Number of
	Shares	Amount	Shares	Amount

Telefónica	8,928,305	113,478,757	8,928,305	118,986,853
Banco Espírito Santo	7,864,744	106,960,518	7,864,744	104,601,095
Portugal Telecom	3,879,192	33,167,092	3,879,192	35,300,647

		253,606,367		258,888,595

(ii) As at 31 December 2005, this caption includes certain properties that have been rented to PT Group companies, which represent approximately 93% of the value of property investments held by the funds.

In 2005, the movement in the plan assets was as follows:

Inicial balance of the plan assets	1,972,620,000
Actual return on assets	167,177,000
Payments of benefits	(148,046,236)
Contributions made by PT Comunicações	197,781,236
Participants' contributions	10,640,000

Final balance of the plan assets	2,200,172,000

The contributions made to the pension funds and payments of salaries to pre-retired and suspended employees in 2005 and 2004 were as follows:

	2005	2004

Contributions to pension funds:
Employers' contributions	197,781,236	125,737,000
Plan participants' contributions	10,640,000	10,991,000

	208,421,236	136,728,000

Payments of salaries to pre-retired and suspended employees	167,723,264	143,056,984

A summary of the components of the net periodic pension cost in 2005 and 2004 is presented below:

	2005	2004

Service cost	19,534,845	18,395,000
Interest cost	189,146,000	175,986,000
Expected return on plan assets	(120,944,000)	(111,127,000)
Prior years service gains	(136,568,000)	(66,478,000)

Sub-total	(48,831,155)	16,776,000
Curtailment costs related to early retirements, pre-retirements
and suspended contracts	296,243,885	156,232,640

Net periodic pension cost	247,412,730	173,008,640

In 2005, the prior years service gains related with vested rights include Euro 110 million from the change in the retirement age for public servants following the enactment of Law 60/2005, and Euro 27 million from the change in the pension formula for public servants from 90% of the last salary to 90% of the average of the last three years of salaries. In 2004, the prior years service gain was related to the change in the pension formula from 100% to 90% of the last salary. The employees of PT Comunicações that were hired by CTT (a predecessor company) prior to May 1992 are considered as public servants and accordingly the above mentioned changes affect the computation of the PBO related to these employees.

Actuarial gains and losses resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and real data, are computed annually by the actuary and are recognised directly in shareholders’ equity. In 2005 and 2004, the movements in accumulated net actuarial losses were as follows:

	2005	2004

Initial balance	1,107,306,000	917,294,835
Change in actuarial assumptions	544,000,000	175,000,000
Differences between actual data and actuarial assumptions:
PBO related	48,064,579	51,366,165
Assets related	(46,233,000)	(36,355,000)

Ending balance (Note 38.6)	1,653,137,579	1,107,306,000

In 2005, the change in actuarial assumptions is related with the change in the discount rate from 5.75% to 4.5% for pension liabilities and from 4.0% to 3.5% for salary liabilities. In 2004, the change in actuarial assumptions is related with the change in the discount rate for pension liabilities, from 6.0% to 5.75%, and also the change in the mortality tables allowing for more one year of life for retirees.

Annual Report 2005	71

9.2. Health Care Benefits

As referred to in Note 3.i), PT Comunicações is responsible for the payment of post retirement health care benefits to certain active employees, suspended employees, pre-retired employees, retired employees and their eligible relatives.

This plan includes all employees hired by PT Comunicações until 31 December 2003 and by Marconi until 1 February 1998. Certain employees of PT SI who were transferred from PT Comunicações are also covered by this health care plan.

The following parties contribute to fund this health care plan:

  The principal beneficiaries (beneficiaries of one of the aforementioned health schemes) with 1.5% of salaries;
  Serviço Nacional de Saúde (“SNS”) with a contribution per beneficiary of the plan, which in 2006 will be Euro 325.74; and
  PT Comunicações with the remaining amount required to fully cover the costs, through annual contributions to PT- ACS or autonomous funds incorporated by the Group.

The actuarial valuations for these plans prepared by an independent actuary, as at 31 December 2005 and 2004, used the projected unit credit method and considered the following assumptions and rates:

	2005	2004

Health care cost trend rate:
Next 4 years	3.5%	3.5%
Years thereafter	3.0%	3.0%
Rate of return on fund assets	6.0%	6.0%
Discount Rate	4.5%	5.75%
Salary growth rate	3.0%	3.0%
Inflation rate	2.0%	2.0%

The rate of return on fund assets was estimated based on historical information on the return on portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered on market analysis.

The demographic assumptions considered in 2005 and 2004 were as follows:

Mortality table:
Employees (whilst in active service):
Males	AM (92)
Females	AF (92)
Pensioners and employees who have taken early retirement:
Males	PA (90)m – less 3 years
Females	PA (90)f – less 3 years

Disability table: Swiss Reinsurance Company

Turnover of employees: Nil

Based on this study, the benefit obligation and the fair value of health care funds as at 31 December 2005 and 2004 is as follows:

	2005	2004

Accumulated health care benefit obligation	912,807,431	701,797,528
Plan assets at fair value	(315,576,000)	-

Unfunded health care benefit obligations	597,231,431	701,797,528

The assumed health care cost trend rate is 3.5% for the next four years and 3.0% thereafter. The effect of increasing this assumed rate by 1% (i.e. to 4.5% for the next four years and 4.0% thereafter) is to increase the accumulated health care benefit obligations as at 31 December 2005 by Euro 164 million, and to increase the service cost and interest cost for 2005 by Euro 9 million.

The effect of decreasing this assumed rate by 1% (i.e. to 2.5% for four years and 2.0% thereafter) is to decrease the accumulated health care benefit obligations as at 31 December 2005 by Euro 132 million, and to decrease the service cost and interest cost for 2005 by Euro 7 million.

During 2005, the Company established an autonomous fund to cover the liabilities with post retirement health care benefits, and made an initial contribution of Euro 300 million to this fund. This autonomous fund is managed by PT Prestações in accordance with an investment policy defined by the Group and consistent with the maturity and risk of the liabilities. Additionally, PT paid to PT-ACS, net of the contributions from the SNS, an amount of Euro 34,302,467, related with health care expenses incurred with retired employees.

The unfunded health care benefit obligations were recorded in the consolidated balance sheets as at 31 December 2005 and 2004 in non-current liabilities, under the caption “Accrued post retirement liability”.

As at 31 December 2005, the portfolio of the Company’s autonomous fund to cover post retirement health care benefit obligations was as follows:

	Amount	%

Equities	105,516,357	33.4%
Bonds	128,302,463	40.7%
Commodities	39,685,738	12.6%
Currency funds	39,237,410	12.4%
Cash, treasury bills, short-term stocks and
net current assets	2,834,032	0.9%

	315,576,000	100.0%

A summary of the components of the net periodic post retirement health care cost in 2005 and 2004 is presented below:

	2005	2004

Service cost	5,228,000	5,061,000
Interest cost	39,998,000	36,935,000
Expected return on assets	(18,000,000)	-

	27,226,000	41,996,000
Curtailment cost related to early retirements,
pre-retirements and suspended contracts	18,065,900	9,358,100

Net periodic post retirement health care costs	45,291,900	51,354,100

Annual Report 2005	73

Actuarial gains and losses, resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and real data, are computed annually by the actuary and are recognised directly in shareholders’ equity. In 2005 and 2004, the movements in accumulated net actuarial losses were as follows:

	2005	2004

Initial balance	132,431,000	144,620,000
Change in actuarial assumptions	149,000,000	(7,556,000)
Differences between actual data and actuarial assumptions:
PBO related	33,020,470	(4,633,000)
Assets related	2,424,000	-

Ending balance (Note 38.6)	316,875,470	132,431,000

In 2005, the change in actuarial assumptions is related with the change in the discount rate from 5.75% to 4.5% . In 2004, the change in actuarial assumptions is related with a gain resulting from the increase in the contributions from SNS, which was partially offset by the change in the discount rate from 6.0% to 5.75%, and also the change in the mortality tables allowing for more one year of life for retirees.

9.3. Balance sheet

The movements occurred in 2005 and 2004 in the accrued post retirement liability were as follows:

	Pension benefits	Health Care
	(Note 9.1)	Benefits (Note 9.2)	Total

Inicial balance under Portuguese GAAP	730,872,244	525,166,751	1,256,038,995
Adjustments to conform with IFRS	791,270,835	167,106,000	958,376,835

Inicial balance under IFRS	1,522,143,079	692,272,751	2,214,415,830
Net periodic cost	16,776,000	41,996,000	58,772,000
Curtailment cost	156,232,640	9,358,100	165,590,740
Payments and contributions	(268,793,984)	(29,772,489)	(298,566,473)
Net actuarial losses	190,011,165	(12,189,000)	177,822,165
Other (i)	3,389,956	132,166	3,522,122

Inicial balance	1,619,758,856	701,797,528	2,321,556,384
Change in consolidation perimeter (ii)	(8,846,352)	-	(8,846,352)
Net periodic cost	(48,831,155)	27,226,000	(21,605,155)
Curtailment cost	296,243,885	18,065,900	314,309,785
Payments and contributions	(365,504,500)	(334,302,467)	(699,806,967)
Net actuarial losses	545,831,579	184,444,470	730,276,049

Ending balance	2,038,652,313	597,231,431	2,635,883,744

(i)This caption includes post retirement benefits costs from Lusomundo Media recorded in profit and loss statement under the caption “Discontinued operations” (Note 17).
(ii)This caption relates to the accrued post retirement liability of Lusomundo Media (Note 17).

9.4. Cash flow

In 2005 and 2004, the payments and contributions regarding post retirement benefits were as follows:

	2005	2004

Pension benefits:
Contribution to the funds	197,781,236	125,737,000
Payments of salaries to pre-retired and suspended employees	167,723,264	143,056,984

	365,504,500	268,793,984

Health care benefits:
Contribution to the fund	300,000,000	-
Payments to PT-ACS	34,302,467	29,772,489

	334,302,467	29,772,489

	699,806,967	298,566,473

9.5. Profit and loss

In 2005 and 2004, post retirement benefit costs were recorded under the captions “Post retirement benefits” and “Work force reduction program cost”, as follows:

	2005	2004

Post retirement benefits:
Pension benefits	(48,831,155)	16,776,000
Health care benefits	27,226,000	41,996,000

	(21,605,155)	58,772,000

Work force reduction program costs:
Pension benefits	296,243,885	156,232,640
Health care benefits	18,065,900	9,358,100

	314,309,785	165,590,740

9.6. Net actuarial losses

In 2005 and 2004, the movement in net actuarial losses, recorded directly in shareholders’ equity, was as follows:

	2005	2004

Changes in actuarial assumptions:
Pension benefits	544,000,000	175,000,000
Health care benefits	149,000,000	(7,556,000)

	693,000,000	167,444,000

Differences between actual data and actuarial assumptions:
Pension benefits	1,831,579	15,011,165
Health care benefits	35,444,470	(4,633,000)

	37,276,049	10,378,165

	730,276,049	177,822,165

Annual Report 2005	75

10. Direct Costs

In 2005 and 2004, this caption consists of:

	2005	2004

Telecommunications costs (i)	561,634,307	553,309,321
Programming (ii)	139,580,362	84,739,017
Directories	81,687,887	86,870,397
Other	98,278,754	127,114,963

	881,181,310	852,033,698

(i)In 2005 and 2004, this caption includes costs related with operating leases of capacity usage amounting to Euro 90,628,979 and Euro 67,492,750, respectively (Note 12).
(ii)The increase in this caption in 2005 is primarily related with the launch by TV Cabo of a digital offer.

11. Supplies and External Services

In 2005 and 2004, this caption consists of:

	2005	2004

Commissions	249,502,758	199,899,936
Specialized work	184,218,170	146,713,400
Operating leases (Note 12)	68,742,262	58,701,159
Electricity	61,155,174	49,662,282
Communication	27,275,071	26,687,801
Installation and removal of terminal equipment	25,597,855	11,089,470
Travelling	16,042,820	16,504,880
Surveillance and security	13,282,996	11,316,163
Fees	12,042,595	9,437,845
Insurance	11,402,137	10,119,351
Other	91,130,464	103,328,146

	760,392,302	643,460,433

12. Operating Leases

In 2005 and 2004, operating lease costs were recognised in the following captions:

	2005	2004

Direct costs - capacity (Note 10)	90,628,979	67,492,750
Supplies and external services (Note 11) (i)	68,742,262	58,701,159

	159,371,241	126,193,909

(i)This caption is mainly related with rentals of property and leases of transportation equipment.
(ii)

As at 31 December 2005, the Company’s obligations under operating lease contracts are as follows:

2006	158,978,929
2007	109,932,481
2008	68,083,967
2009	51,867,127
2010	39,078,232
2011 and following years	184,991,527

612,932,264

13. Other Costs

During the years ended 31 December 2005 and 2004, this caption consists of:

	2005	2004

Donations (i)	10,373,957	9,548,139
Increases in provisions and adjustments (Note 36) (ii)	1,949,648	34,348,329
Other (iii)	5,328,559	39,668,972

	17,652,164	83,565,440

(i)In 2005 and 2004, this caption included contributions made by PT to different sustainability programmes, promoted by Portuguese and international institutions.
(ii)In 2004, this caption included Euro 26,250,000 related with a provision recorded by TV Cabo in connection with the dismantling of the analogue premium service and the implementation of a digital offer.
(iii)In 2004, this caption includes (1) Euro 10 million related with an agreement signed between PT Comunicações and DECO to resolve a dispute arising from the amounts charged by PT Comunicações as activation fees, and (2) Euro 12 million related to a provision for tax contingencies at PT Multimédia.

14. Net Losses/(Gains) on Financial Assets

During the years ended 31 December 2005 and 2004, this caption consists of:

	2005	2004

Derivatives (i)	13,966,003	(9,125,470)
Other (ii)	(5,200,744)	(2,473,027)

	8,765,259	(11,598,497)

(i) In 2005, this caption includes mainly a loss of Euro 26,303,052 related with negative changes in the fair value of derivative financial instruments classified as available for trading (Note 39), offset by a gain of Euro 12,337,049 related with dividends and warrants obtained by PT on the total return swap over PT Multimédia’s shares contracted with Santander Group (Note 39).
(ii) In 2005, this caption includes primarily: (1) a gain of Euro 5,920,000 (Note 29) related with the disposal of the financial investment in Media Capital; (2) Euro 1,323,874 (Note 36) related to provisions for certain loans granted to associated companies; (3) Euro 1,719,687 related with dividends received primarily from BES and Telefónica; and (4) Euro 1,242,647 related with rents received from the lease of certain real estate investments owned by PT Comunicações (Note 29).

15. Net Other Financial Expenses

During the years ended 31 December 2005 and 2004, this caption consists of:

	2005	2004

Bank comissions and expenses (i)	32,620,839	19,083,229
Financial discounts, net	5,881,694	4,970,679
Taxes related with financial revenues (ii)	5,006,330	13,264,646
Other	20,944,234	18,297,660

	64,453,097	55,616,214

(i)The increase in this caption in 2005 is mainly explained by the operations in Brazil (Euro 3 million due to the appreciation of the Real against the Euro), namely in connection with the disposal of an investment in UOL and the restructuring of Vivo.
(ii)This caption corresponds to 50% of taxes on financial income obtained by Brasilcel’s subsidiaries, which is mainly related with dividends paid by the operating companies to intermediate holding companies in Brazil. The decrease in this cost item in 2005 is primarily related with the decrease in dividends paid by Telesp Celular to TCP.

Annual Report 2005	77

16. Income Taxes

Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax (“IRC”) at a rate of 25%, which is increased up to 10% through a municipal tax leading to an aggregate tax rate of approximately 27.5% .

Portugal Telecom and PT Multimédia adopted the tax consolidation regime, which includes both companies and all 90% or more owned Portuguese subsidiaries that comply with the provision of article 63 of the Corporate Income Tax Law.

In accordance with Portuguese tax legislation, income taxes are subject to review and adjustment by the tax authorities during four years following their filing (five years for social security, being ten years for the contributions made up to the year ended 31 December 2001). Management believes that any adjustment which may result from such reviews or inspections would not have a material impact on the consolidated financial statements as at 31 December 2005, except for the situations where provisions have been recognised (Note 36).

a) Deferred taxes

During the years ended 31 December 2005 and 2004 the movements in deferred tax assets and liabilities was as follows:

	Balance as at 31 December 2004	Changes in the consolidation perimeter	Net income from continued operations	Accumulated earnings	Foreign currency translation adjustments	Taxes payable (Note 25)	Other	Balance as at 31 December 2005

Deferred tax assets

Accrued post-retirement liability	633,933,981	(2,432,747)	(110,793,932)	199,547,931	-	-	-	720,255,233
Tax losses carryforward (i)	535,569,417	(8,909,622)	2,462,271	-	16,586,861	(261,690,411)	2,858,356	286,876,872
Provisions	112,188,079	(5,803,538)	35,270,702	-	10,272,451	-	-	151,927,694
Additional contribution to pension funds	26,202,667	-	95,148,655	-	-	-	-	121,351,322
Financial instruments	21,823,859	-	(3,892,741)	208,370	-	-	(1,817,601)	16,321,887
Other	93,283,513	-	(45,062,216)	-	43,159,695	-	(302,991)	91,078,001

	1,423,001,516	(17,145,907)	(26,867,261)	199,756,301	70,019,007	(261,690,411)	737,764	1,387,811,009

Deferred tax liabilities

Gains on disposals of investments	272,860,766	(585,265)	(648,204)	-	-	-	-	271,627,297
Revaluation of fixed assets	20,768,991	(2,235,362)	(2,002,954)	-	-	-	-	16,530,675
Other	34,226,650	-	13,829,133	-	-	-	(1,346,678)	46,709,105

	327,856,407	(2,820,627)	11,177,975	-	-	-	(1,346,678)	334,867,077

		(14,325,280)	(38,045,236)	199,756,301	70,019,007	(261,690,411)	2,084,442

(i)As of 31 December 2005, this caption includes Euro 217 million related with taxes losses carryforward recorded by Portugal Telecom and other Portuguese subsidiaries and Euro 70 million related to tax losses carryforward recorded by Vivo.

	Balance as at 31 December 2003 (according with Portuguese GAAP)	Adjustments to conform with IFRS as at 1 January 2004	Balance as at 1 January 2004 (according with IFRS)	Net income (i)	Accumulated earnings	Foreign currency translation adjustments	Taxes payable (Note 25)	Other	Balance as at 31 December 2004

Deferred tax assets

Accrued post-retirement liability	341,755,684	261,847,268	603,602,952	(18,258,877)	48,589,906	-	-	-	633,933,981
Tax losses carryforward (i)	651,863,830	(893,031)	650,970,799	116,577,636	-	626,645	(237,178,778)	4,573,115	535,569,417
Provisions	74,200,187	11,911,204	86,111,391	25,814,596	-	279,975	-	(17,883)	112,188,079
Additional contribution to pension funds	36,436,390	(9,532,751)	26,903,639	(700,972)	-	-	-	-	26,202,667
Financial instruments	10,815,788	4,638,255	15,454,043	4,570,582	1,799,234	-	-	-	21,823,859
Other	216,540,935	(66,561,431)	149,979,504	(58,536,445)	-	2,556,532	-	(716,078)	93,283,513

	1,331,612,814	201,409,514	1,533,022,328	69,466,520	50,389,140	3,463,152	(237,178,778)	3,839,154	1,423,001,516

Deferred tax liabilities

Gains on disposals of investments	286,457,912	-	286,457,912	(13,597,146)	-	-	-	-	272,860,766
Revaluation of fixed assets	24,567,399	-	24,567,399	(3,864,335)	-	-	-	65,927	20,768,991
Other	22,500,269	11,186,021	33,686,290	540,360	-	-	-	-	34,226,650

	333,525,580	11,186,021	344,711,601	(16,921,121)	-	-	-	65,927	327,856,407

				86,387,641	50,389,140	3,463,152	(237,178,778)	3,773,227

According to Portuguese legislation, tax losses carryforward may be used to offset future taxable income for a subsequent six years period. As at 31 December 2005 and 2004, tax losses carryforward of Portuguese subsidiaries mature as follows:

	2005		2004

	Recognised tax		Recognised tax
	losses	Not recognised	losses	Not recognised

2005	-	-	3,259,000	1,672,203
2006	-	195,510,362	6,328,029	195,510,362
2007	-	20,811,015	5,684,000	20,811,015
2008	477,242,146	3,883,962	1,423,949,928	16,883,962
2009	311,981,853	4,477,091	317,019,000	4,477,091
2010	-	21,057,364	937,000	21,057,364

	789,223,999	245,739,794	1,757,176,957	260,411,997

As at 31 December 2005, recognised tax losses carryforward of Portuguese subsidiaries include Euro 464 million related to Portugal Telecom’s tax consolidation and Euro 325 million related to PT Multimédia’s tax consolidation.

b) Reconciliation of income tax provision

During the years ended 31 December 2005 and 2004, the reconciliation between the nominal and effective income tax rate, is as follows:

	2005	2004

Income before taxes	1,051,565,863	909,131,169
Statutory tax rate (including municipal taxes at a 10% standard)	27.5%	27.5%

	289,180,612	250,011,071
Initial recognition of deferred tax assets related with tax
losses carryforward from previous periods	-	(104,487,722)
Valluation allowance for certain tax losses carryforward	59,252,594	34,957,108
Permanent differences	12,821,057	24,864,062
Difference in tax rates	4,718,783	2,944,924
Reduction of deferred tax liabilities related with deferred
taxation on the disposal of certain investments	-	(12,610,960)
Other	18,370,147	14,306,165

	384,343,193	209,984,648

The income tax for the year is as follows:
Income tax-current (Note 25)	346,297,957	288,963,707
Deferred taxes	38,045,236	(78,979,059)

	384,343,193	209,984,648

In 2004, there was an increase in deferred taxes recorded through net income of Euro 86,387,641, being Euro 78,979,059 related to continued operations and Euro 7,408,582 (Note 17) related to discontinued operations.

Annual Report 2005	79

17. Discontinued operations

As at 31 December 2005 and 2004, there are no businesses classified as discontinued operations in the balance sheet. In 2005 and 2004, the income statements from discontinued operations include the results of the companies that have been disposed during those years up to the effective date of the disposal, which occurred in September 2004 in the case of Mascom, in August 2005 in the case of Lusomundo Media, and in November 2005 in the case of PrimeSys.

In 2005, income from discontinued operations also includes the gains obtained from the disposals of Lusomundo Media (Euro 17 million) and PrimeSys (Euro 4 million). In 2004, income from discontinued operations also included a gain of Euro 23 million related with the disposal of Mascom.

In 2005 and 2004, income from discontinued operations is detailed as follows:

	2005	2004

Revenues	163,565,721	222,197,245
Operating costs	159,734,880	227,739,675

	3,830,841	(5,542,430)
Losses / (gains) on disposals of fixed assets and other items	(30,904)	1,000,739

Income before financials results and taxes	3,861,745	(6,543,169)
Equity in earnings of affiliated companies (i)	-	(5,729,147)
Interest and other financial expenses, net	1,386,724	3,958,207

Income before taxes	2,475,021	(4,772,229)
Income taxes	(1,562,143)	7,408,582

Results from discontinued operations	912,878	2,636,353
Gains obtained with disposals of financial investments (ii)	20,820,074	23,428,829

Income from discontinued operations	21,732,952	26,065,182

(i) In 2004, this caption is related with the application of the equity method of accounting to the results of Mascom up to September 2004. The disposal of this investment was initiated in 2003 and concluded in September 2004 with the approval of this transaction by the Botswana regulators.
(ii) In 2005, this caption includes the gains, net of taxes, related with the disposal of the financial investments in Lusomundo Media (Euro 16,809,196) and PrimeSys (Euro 4,010,878). The gain obtained with the disposal of Lusomundo Media is net of a provision of Euro 18,929,000 (Note 36) to cover certain representations and warranties provided to the buyer in the sale and purchase agreement. In 2004, this caption includes the gain obtained with the disposal of Mascom.

18. Minority interests

During the years ended 31 December 2005 and 2004, the movements in minority interests were as follows:

	Balance as at 1 January 2005	Changes in the consolidation perimeter	Acquisitions, disposals and share capital increases	Income / (loss)	Dividends	Currency translation adjustments	Other	Balance as at 31 December 2005

Brasilcel (i)	305,770,785	-	114,451,321	(11,026,917)	(10,007,415)	126,714,194	(2,633,398)	523,268,570
PT Multimédia (ii)	212,124,711	-	-	33,923,866	(32,122,888)	(67,634)	(35,782,448)	178,075,607
Cabo Verde Telecom	30,728,281	-	-	8,190,353	(5,370,263)	-	119,952	33,668,323
Cabo TV Madeirense	6,056,156	-	-	1,851,972	(1,376,400)	-	-	6,531,728
Timor Telecom	2,258,891	-	(206,622)	874,749	-	400,461	-	3,327,479
Cabo TV Açoreana	2,019,394	-	-	709,916	(477,343)	-	-	2,251,967
CST	1,466,715	-	-	396,550	(57,717)	(64,563)	(65,776)	1,675,209
Kénya Postel Directories	886,003	-	(96,294)	221,817	(243,888)	247,499	-	1,015,137
LTM	1,482,547	-	-	627,644	(479,750)	(136,820)	-	1,493,621
Previsão	1,053,501	-	-	78,005	(22,132)	-	(285)	1,109,089
Grafilme	662,344	-	-	111,477	(44,442)	-	-	729,379
TPT	555,422	-	-	159,336	-	13,323	133,850	861,931
Other	2,564,224	(1,385,177)	(2,770,636)	(1,147,965)	(49,586)	29,190	2,437,986	(321,964)

	567,628,974	(1,385,177)	111,377,769	34,970,803	(50,251,824)	127,135,650	(35,790,119)	753,686,076

	Balance as at 1 January 2004 under Portuguese GAAP	IFRS effect as at 1 January 2004	Balance as at 1 January 2004 under IFRS	Changes in the consolidation perimeter	Acquisitions, disposals and share capital increases	Income / (loss)	Dividends	Currency translation adjustments	Other	Balance as at 31 December 2004

Brasilcel (i)	419,201,233	(13,347,017)	405,854,216	-	(115,229,615)	37,844,791	(30,156,059)	7,260,395	197,057	305,770,785
PT Multimédia (ii)	166,169,910	(550,830)	165,619,080	-	-	51,993,364	(5,327,366)	(72,523)	(87,843)	212,124,712
Cabo Verde Telecom	28,772,842	-	28,772,842	-	-	7,061,714	(5,273,610)	-	167,335	30,728,281
Mascom	16,682,849	-	16,682,849	-	(16,682,849)	-	-	-	-	-
Cabo TV Madeirense	5,155,415	(9,612)	5,145,803	-	-	1,440,188	(539,400)	-	9,564	6,056,155
Timor Telecom	-	-	-	1,716,567	-	805,176	-	(262,852)	-	2,258,891
Cabo TV Açoreana	1,872,300	(48)	1,872,252	-	-	505,903	(349,197)	-	(9,564)	2,019,394
CST	1,438,850	-	1,438,850	-	-	350,682	(33,385)	(232,066)	(57,366)	1,466,715
Kénya Postel Directories	1,127,747	-	1,127,747	-	-	234,808	(369,088)	(96,281)	(11,183)	886,003
LTM	1,299,359	-	1,299,359	-	-	551,540	(527,288)	161,588	(2,652)	1,482,547
Previsão	-	-	-	1,029,850	-	23,651	-	-	-	1,053,501
Grafilme	577,237	-	577,237	-	-	173,987	(88,878)	-	-	662,346
TPT	-	-	-	424,942	-	193,450	-	(62,970)	-	555,422
Other	1,670,226	(37,810)	1,632,416	(1,038,737)	713,787	833,015	(225,368)	(22,225)	671,334	2,564,222

	643,967,968	(13,945,317)	630,022,651	2,132,622	(131,198,677)	102,012,269	(42,889,639)	6,673,066	876,682	567,628,974

(i)The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel’s subsidiaries in their corresponding amounts of shareholders’ equity and net income. The increase in minority interests occurred during 2005 is related with the capital increase of Telesp Celular Participações completed in January 2005.

(ii)The minority interests in PT Multimédia correspond to the interest of minority shareholders in their equity and net income, considering the application of the equity method of accounting to their subsidiaries. For consolidation purposes, part of the cost related with the warrants issued by PT Multimédia during the first half of 2005, was reclassified from shareholders’ equity to net income of that subsidiary, in order to eliminate the gain recognised by Portugal Telecom in net income. In 2005, the column “Other” includes approximately Euro 32 million related with the proportion of minority interests over the warrants issued in May 2005, and Euro 3 million related with the proportion of minority interests over the treasury shares acquired in December 2005 by PT Multimédia.

19. Dividends

On 29 April 2005, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 35 euro cents per share relating to year 2004, equivalent to total dividends of Euro 395,085,000 (Note 38).

Annual Report 2005	81

20. Earnings per share

Basic and diluted earnings per share for the years ended 31 December 2005 and 2004 were computed as follows:

		2005	2004

Income from continued operations, net of minority interests	(1)	630,950,386	597,239,096
Income from discontinued operations, net of minority interests	(2)	23,034,433	25,960,338

Net income	(3)	653,984,819	623,199,434
Financial costs related with exchangeable bonds (net of tax)	(4)	5,659,858	5,160,506

Net income considered in the computation of the diluted earnings per share	(5)	659,644,677	628,359,940

Weighted average common shares outstanding in the period	(6)	1,138,250,826	1,173,266,406
Effect ot the exchangeable bonds		31,482,438	31,482,438

	(7)	1,169,733,264	1,204,748,844

Earnings per share from continued operations, net of minority interests
Basic	(1)/(6)	0.554	0.509
Diluted	[(1)+(4)]/(7)	0.544	0.500

Earnings per share from discontinued operations, net of minority interests
Basic	(2)/(6)	0.020	0.022
Diluted	(2)/(7)	0.020	0.022

Earnings per share from total operations, net of minority interests
Basic	(3)/(6)	0.575	0.531
Diluted	(5)/(7)	0.564	0.522

21. Short term Investments

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004

Fixed rate bonds	420,549,203	548,583,498
Other short term investments (i)	2,879,060,750	957,187,759

	3,299,609,953	1,505,771,257

(i) As at 31 December 2005 and 2004, this caption included Euro 37,923,201 and Euro 39,828,143 respectively, related with the fair value of derivative financial instruments contracted by Brasilcel’s subsidiaries, which currently are not covering any specific risk (Note 39).

22. Accounts Receivable - Trade

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004

Current accounts receivable - trade:
Accounts receivable from customers	1,525,016,152	1,341,345,823
Unbilled revenues	219,855,066	192,539,391
Other	143,495	2,473,903

	1,745,014,713	1,536,359,117
Adjustments for doubtful accounts receivable - trade (Note 36)	(355,784,945)	(364,810,725)

	1,389,229,768	1,171,548,392
Advances to suppliers	58,061,919	44,216,230

	1,447,291,687	1,215,764,622

23. Accounts Receivable - Other

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004

Current accounts receivable - other:
Receivables from affiliated companies	59,044,470	31,532,707
Contributions from SNS (Note 9.2))	37,664,548	20,786,447
Discounts given to retired Portuguese citizens (i)	19,670,923	47,597,244
Other	100,001,636	123,121,741

	216,381,577	223,038,139
Adjustments for other accounts receivable (Note 36)	(15,927,455)	(15,873,011)

	200,454,122	207,165,128

Other non-current accounts receivable	21,910,698	48,527,860
Adjusments for other non-current accounts receivable (Note 36)	(2,106,093)	(3,598,841)

	19,804,605	44,929,019

(i) This caption corresponds to discounts given to certain eligible retired Portuguese citizens, which will be reimbursed by the Portuguese State, under Decree-Law 20-C/86. As a result of the acquisition of the Basic Network at the end of 2002 and the related Modifying Agreement to the Concession Contract, this receivable balance should be paid directly by the Portuguese State, which committed to include the corresponding expense in the Annual State Budget. As at 31 December 2005 and 2004, the account receivable from the Portuguese State regarding discounts to retired Portuguese citizens is as follows:

	2005	2004

Discounts given in 2003 (Nota 33)	-	26,392,172
Discounts given in 2004	-	21,205,072
Discounts given in 2005	19,670,923	-

	19,670,923	47,597,244

The Portuguese State paid in 2005 the amounts related to the discounts given in 2003 and 2004.

(ii) These contributions are related to the following years:

2002	4,134,200
2003	3,271,690
2004	15,249,730
2005	15,008,928

37,664,548

24. Inventories

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004

Merchandise	155,942,498	182,979,978
Raw materials and consumables	35,780,354	37,680,584
Work in progress	6,801,647	6,263,689
Advances for purchases	41,217	137,854

	198,565,716	227,062,105
Adjustments for obsolete and slow moving inventories (Note 36)	(28,247,571)	(33,738,318)

	170,318,145	193,323,787

Annual Report 2005	83

25. Taxes Receivable and Payable

As at 31 December 2005 and 2004, this caption consists of:

	2005		2004

	Receivable	Payable	Receivable	Payable

Current taxes:
Operation in Portugal:
Value added tax	30,505,492	70,946,476	20,420,342	54,260,001
Social Security Contributions	-	8,412,868	-	10,863,432
Personnel income tax witholdings	-	8,469,984	-	9,483,731
Income taxes	18,863,663	5,438,577	2,671,828	-
Other	1,492,138	1,050,631	2,672,746	424,508

	50,861,293	94,318,536	25,764,916	75,031,672
Taxes in foreign countries	152,951,877	142,918,443	153,679,162	93,297,869

	203,813,170	237,236,979	179,444,078	168,329,541

Non-current taxes:
Taxes in foreign countries	117,244,409	30,899,784	62,623,744	25,634,200

As at 31 December 2005 and 2004, the captions “Taxes in foreign countries”, included mainly 50% of taxes receivable and payable by Brasilcel’s subsidiaries, as follows:

	2005		2004

	Receivable	Payable	Receivable	Payable

Current taxes:
Income taxes	58,811,881	34,083,312	48,271,008	20,854,816
Indirect taxes	81,877,050	94,251,531	66,324,463	57,920,437
Other	12,262,946	14,583,600	39,083,691	14,522,616

	152,951,877	142,918,443	153,679,162	93,297,869

Non-current taxes:
Income taxes (i)	75,879,145	-	48,297,567	-
Indirect taxes (ii)	41,365,264	30,899,784	14,326,177	25,634,200

	117,244,409	30,899,784	62,623,744	25,634,200

(i)This caption is primarily related to withholding income taxes in connection with dividends received by the holding companies of Vivo, that will only be recovered in more than one year.
(ii)Taxes receivable included in this caption relate to indirect taxes paid on the acquisition of property items, which under Brazilian law are only available for offset over a period of 48 months. Taxes payable included in this caption relate to ICMS determined in the Brazilian State of Paraná, which is payable in a period of 48 months in accordance with a special agreement with the local State Government.

As at 31 December 2005 and 2004, the net balance of the caption “Income taxes” from operations in Portugal is made up as follows:

	2005	2004

Current income taxes in the balance sheet	(4,407,986)	(8,882,069)
Payments on account	7,741,149	5,086,990
Witholding income taxes	5,396,679	4,106,310
Other (i)	4,695,244	2,360,597

Net income tax receivable	13,425,086	2,671,828

(i)This caption is primarily related to withholding income taxes at Portugal Telecom that will only be recoverable when the Company will star to pay income taxes after full utilization of its tax losses carryforward.

Reconciliation between current income taxes in the Company’s balance sheet as at 31 December 2005 and 2004 and the current income tax expense for the periods then ended, is as follows:

	2005	2004

Current income taxes in the balance sheet	4,407,986	8,882,069
Tax losses carryforward used in the year (Note 16)	261,690,411	237,178,778
Foreign income taxes of international subsidiaries (i)	66,104,582	38,305,380
Provisions for legal actions related with income taxes (Note 36)	6,873,860	4,717,540
Other	6,882,045	1,201,256

	345,958,884	290,285,023

(i)In 2005, this caption included Euro 45 million related to Vivo (Euro 29 million in the previous year), Euro 8 million related to PT Finance (Euro 1 million in the previous year), Euro 7 million related to Cabo Verde Telecom (Euro 6 million in the previous year) and Euro 3 million related to CST (Euro 1 million in the previous year). The increase in current income taxes at Vivo includes the effect of the appreciation of the Real against the Euro (Euro 7 million) and the remaining is related to a higher level of taxable income at certain subsidiaries of Vivo.

The current income tax expense was recorded in the following captions:

	2005	2004

Profit and loss statement (Note 16)	346,297,957	288,963,707
Cumulative foreign currency translation adjustments (Note 38)	(339,073)	1,321,316

	345,958,884	290,285,023

26. Prepaid Expenses

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004

Telephone directories	42,055,087	47,208,585
Sales of equipment	18,459,419	19,610,304
Marketing and publicity (i)	30,542,748	12,909,373
Rentals	8,100,226	6,544,606
Maintenance and repairs	7,890,849	12,227,583
Programming content	3,817,421	-
Interest paid in advance	2,134,677	3,394,788
Advances paid to employees	420,408	2,411,039
Other	14,705,576	11,635,167

	128,126,411	115,941,445

(i)The increase in this caption is primarily related with promotions that have already been contracted by Vivo in connection with the 2006 Football World Cup to be held in Germany in June/July 2006.

Annual Report 2005	85

27. Other Current and Non-Current Assets

As at 31 December 2005 and 2004, these caption are made up as follows:

	2005	2004

Other Current Assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 37)	48,342,815	48,179,656
Fair value of derivative instruments on PT Multimédia shares (Note 39)	42,020,704	31,226,238
Premiums to be received regarding derivative instruments on
PT Multimédia shares (Note 35)	8,328,285	16,656,570
Other	7,518,749	16,621,364

	106,210,553	112,683,828

Other Non-Current Assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 37)	744,003,413	792,346,228
Other	16,808,551	11,778,357

	760,811,964	804,124,585

28. Investments in Group Companies

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004

Investments in group companies	4,767,644	4,037,761
Investments in associated companies	175,633,432	93,745,190
Goodwill, net of impairment losses	166,860,191	112,207,743
Loans granted to associated companies and other companies	75,989,257	106,122,026
Advances for investments	2,352,102	2,185,233

	425,602,626	318,297,953

As at 31 December 2005 and 2004, the caption “Investment in group companies” consists of:

	2005	2004

Guiné Telecom , SARL (i)	3,716,555	3,716,555
Regiforum	857,058	818,953
Marconi France (ii)	-	1,644,171
Other	3,910,586	1,574,637

	8,484,199	7,754,316
Adjustments for investments in group companies (Note 36)	(3,716,555)	(3,716,555)

	4,767,644	4,037,761

(i)The investment in this company is fully provided for.
(ii)This investment was disposed in 2005.

As at 31 December 2005 and 2004, the caption “Investments in associated companies” consists of:

	2005	2004

Unitel, S.A. ("Unitel")	72,921,020	28,461,383
UOL (i)	46,985,983	-
CTM - Companhia de Telecomunicações de Macau, SARL ("CTM")	33,865,473	27,965,749
Banco Best, S.A.	7,583,700	7,362,700
Páginas Amarelas, S.A. ("Páginas Amarelas")	3,897,665	5,149,371
Lisboa TV - Informação e Multimédia, S.A.	3,865,964	5,572,558
INESC - Instituto de Engenharia de Sistemas e Computadores (ii)	2,992,788	2,992,787
Hungaro Digitel KFT	1,969,094	1,990,635
Octal	1,195,419	1,299,387
Warner Lusomundo Sogecable de Espanha, S.A. (iii)	-	7,603,000
Idealyse (i)	-	7,417,741
Vasp - Sociedade de Transporte e Distribuição, Lda (iv)	-	2,019,110
Other	3,661,204	6,321,298

	178,938,310	104,155,719
Adjustments for investments in associated companies (Note 36)	(3,304,878)	(10,410,529)

	175,633,432	93,745,190

(i)	In 2005, Portugal Telecom increased its interest in UOL from 28.6% to 45% through (1) the exercise of convertible loans granted to UOL in previous years, and (2) the exchange of a loan granted to Idealyze in previous years for an additional stake in UOL. As a result of these transactions, a goodwill of Euro 61,281,426 was recorded in the Company’s consolidated balance sheet.
(ii)	The investment in this company is fully provided for.
(iii)	This investment was sold in 2005.
(iv)	This investment was part of the Lusomundo Media Group, which was disposed in August 2005 (Note 17).

As at 31 December 2005 and 2004, the caption “Goodwill, net of impairment losses” consists of:

	2005	2004

Páginas Amarelas	83,754,434	83,754,434
UOL (i)	54,843,158	-
Unitel	24,397,325	24,116,843
Other	3,865,274	4,336,466

	166,860,191	112,207,743

(i) As previously indicated, the Company recorded in 2005 a goodwill of Euro 61,281,426 in connection with the increase of its investment in UOL. Subsequently, this goodwill was (1) reduced by Euro 17,453,878 in connection with the disposal of 16% of UOL following the IPO of this associated company, and (2) increased by Euro 11,015,610 due to currency translation adjustments recognized up to year-end.

In 2005 and 2004, there were no impairment losses recognized on the above mentioned carrying values of goodwill.

Annual Report 2005	87

Loans granted to associated companies and other companies are basically to finance its operations and to develop new businesses. As at 31 December 2005 and 2004, this caption consists of:

	2005	2004

Medi Telecom	70,257,631	64,442,408
Sportinveste (i)	35,318,668	35,318,668
Sport TV	17,500,000	20,000,000
INESC (ii)	3,292,066	3,292,066
UOL (iii)	-	77,989,260
Idealyse (iii)	-	29,420,510
Web-Lab (iv)	-	6,684,761
Marconi Suisse (v)	-	5,732,692
PT Telecom Brasil (vi)	-	3,002,855
Other	1,439,065	5,292,292

	127,807,430	251,175,512
Adjustments for loans granted to associated companies and other companies (Note 36)	(5,537,516)	(73,005,897)
Adjustments related with the equity accounting on financial investments (Note 36) (vii)	(46,280,657)	(72,047,589)

	75,989,257	106,122,026

(i)This caption includes Euro 30,023,168 (Note 40) of additional paid-in capital contributions and Euro 5,295,500 of shareholders loans granted to this associated company.
(ii)This loan is fully provided for.
(iii)Loans granted to UOL and Idealyse were converted into additional shares of UOL, increasing PT’s ownership in UOL from 28.6% to 45%.
(iv)The investment in this company was fully consolidated as at 31 December 2005.
(v)Loans granted to Marconi Suisse were repaid in 2005, in connection with the disposal of this investment.
(vi)The loans granted to this company were repaid in 2005.
(vii)This caption corresponds to accumulated losses resulting from the equity method of accounting in excess of the value of investments in affiliated companies, which were recorded as a reduction to the value of loans granted to those affiliated companies (Note 2.a)). As at 31 December 2005 and 2004, this caption consists of:

	2005	2004

Medi Telecom	36,098,033	38,225,006
Sportinveste	10,182,624	2,502,413
UOL (Note 36)	-	18,432,125
Web-Lab (a)	-	6,684,791
Marconi Suisse (Note 36) (b)	-	4,763,659
Other	-	1,439,595

	46,280,657	72,047,589

(a)Web-Lab was fully consolidated for the first time in 2005.
(b)The investment in this company was sold during 2005.

If accumulated losses resulting from the equity method of accounting exceed the total investment amount (including loans) of any affiliated company, a provision is recorded and included in the caption “Provisions for other risks and costs – Other” (Note 36).

In 2005 and 2004, the profit and loss caption “Equity accounting in earnings of affiliated companies” consists of:

	2005	2004

UOL (i)	175,386,845	1,735,353
Unitel	50,580,539	16,820,236
CTM	16,457,134	11,379,327
Sportinveste	(7,680,211)	(2,502,413)
Medi Telecom	3,183,869	(5,553,004)
Páginas Amarelas	(602,006)	3,526,629
Other	900,007	(4,539,218)

	238,226,177	20,866,910

(i)This gain results from the restructuring of Portugal Telecom’s investment in UOL and the subsequent disposal of a portion of the investment (16%) following the IPO of this associated company occurred in December 2005. This gain incorporates the following accounting movements: (1) Euro 68,394,114 related to a reversal in adjustments to cover loans granted to UOL and Idealyse (Note 36) (2) Euro 82,260,223 related to the disposal of 16% of Portugal Telecom’s investment in UOL; and (3) Euro 24,732,508 related to Portugal Telecom’s portion in the results of UOL of 2005 resulting from the application of the equity method of accounting to this investment.

In 2005, a portion of the equity accounting in losses of affiliated companies amounting to Euro 9,486,176 was recorded as an increase in the provision for losses in affiliated companies.

As required by IFRS, financial data of the main affiliated companies is presented below:

			Shareholders'	Operating
	Total assets	Total liabilities	equity (a)	revenues	Net income (a)

Unitel	486,580,668	194,896,589	291,684,080	357,449,648	202,322,156
Médi Telecom	1,367,614,457	1,479,789,823	(112,175,367)	392,033,016	9,893,937
UOL	250,500,729	88,480,098	162,020,631	146,038,940	87,566,928
CTM	166,360,855	45,412,737	120,948,118	189,994,486	58,775,479

(a)Shareholders’ equity and net income, attributable to the equity holders of the parent.

29. Other Investments

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004

Investments available for sale (Note 3.l.ii))	60,592,486	68,366,676
Real estate investments, net of amortisation	27,693,584	28,413,023
Other	7,793,019	17,934,427

	96,079,089	114,714,126

The fair value of financial investments available for sale was determined based on their listed price, and the change in the fair value was recognised in accumulated earnings. As at 31 December 2005 and 2004, the detail and the movement of the fair value, is as follows:

		Accumulated		Gains on financial
	2004	earnings	Disposals	assets (Note 14)	2005

Banco Espírito Santo	55,860,000	1,260,000	-	-	57,120,000
Media Capital	8,720,000	(1,760,000)	(12,880,000)	5,920,000	-
Telefónica	3,786,676	(314,190)	-	-	3,472,486

	68,366,676	(814,190)	(12,880,000)	5,920,000	60,592,486

Annual Report 2005	89

The caption “Real estate investments” includes mainly land and buildings owned by PT Comunicações, which are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortisation and impairment losses, if any. PT Comunicações assesses periodically those assets and recognizes impairment losses in net income as appropriate. PT Comunicações essentially receives rents from lease contracts, amounting to Euro 1,242,647 in 2005 (Note 14). During 2005 and 2004, amortisation costs amounted to Euro 1,079,376 and Euro 1,087,394, respectively, and no impairment losses were recognized in each of those years.

As at 31 December 2005 and 2004, other financial investments are recorded at acquisition cost net of impairment losses, if any, and consist of the following:

	2005	2004

Cypress	3,016,754	3,016,754
Tagusparque, S.A.	1,296,875	1,296,875
Seguradora Internacional	704,448	704,448
Intelsat (i)	-	13,127,252
Other	9,205,808	4,178,562

	14,223,885	22,323,891
Adjustments for other investments (Note 36)	(6,430,866)	(4,389,464)

	7,793,019	17,934,427

(i) This investment was disposed of during 2005.

30. Intangible Assets

During the years ended 31 December 2005 and 2004 the movements occurred in intangible assets were as follows:

	Balance as at	Changes in the		Foreign currency		Balance as at
	31 December	consolidation		translation		31 December
	2004	perimeter	Increases	adjustments	Other	2005

Cost:
Industrial property and other rights	2,425,550,867	(28,521,414)	73,042,619	525,193,126	59,095,402	3,054,360,600
Other intangible assets	13,649,626	111,475	8,807,250	2,362,764	(1,049,475)	23,881,640
In-progress intangibles assets	34,072,322	1,749	61,827,794	15,834,719	(93,591,505)	18,145,079
Goodwill	1,222,855,000	(139,238,694)	4,650,454	164,599,654	-	1,252,866,414

	3,696,127,815	(167,646,884)	148,328,117	707,990,263	(35,545,578)	4,349,253,733

						-
Accumulated depreciation:
Industrial property and other rights	445,464,849	(11,695,842)	212,128,890	111,518,754	(18,275,454)	739,141,197
Other intangible assets	5,736,949	(233,209)	2,371,253	134,546	482,527	8,492,066

	451,201,798	(11,929,051)	214,500,143	111,653,300	(17,792,927)	747,633,263

	3,244,926,017	(155,717,833)	(66,172,026)	596,336,963	(17,752,651)	3,601,620,470

	Balance as at 31 December 2003 (according to Portuguese GAAP)	Adjustments to conform with IFRS as at 1 January 2004	Balance as at 1 January 2004 (according to IFRS)	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance as at 31 December 2004

Cost:
Start-up expenses	86,048,875	(86,048,875)	-	-	-	-	-	-
Research and development expenses	66,706,649	(66,706,649)	-	-	-	-	-	-
Industrial property and other rights	1,910,209,538	90,892,687	2,001,102,225	1,421,055	273,251,828	20,411,962	129,363,797	2,425,550,867
Other intangible fixed assets	12,139,734	1,496,263	13,635,997	-	1,388,428	66,957	(1,441,756)	13,649,626
In-progress intangibles fixed assets	152,356,963	(6,517,336)	145,839,627	208,687	40,775,939	193,772	(152,945,703)	34,072,322
Goodwill	1,284,159,238	(45,397,458)	1,238,761,780	-	5,111,847	7,007,156	(28,025,783)	1,222,855,000

	3,511,620,997	(112,281,368)	3,399,339,629	1,629,742	320,528,042	27,679,847	(53,049,445)	3,696,127,815

								-
Accumulated depreciation:
Start-up expenses	76,341,814	(76,341,814)	-	-	-	-	-	-
Research and development expenses	39,633,780	(39,633,780)	-	-	-	-	-	-
Industrial property and other rights	241,833,618	85,242,166	327,075,784	27,081	144,660,220	2,449,946	(28,748,182)	445,464,849
Other intangible fixed assets	3,689,400	-	3,689,400	-	997,347	6,693	1,043,509	5,736,949

	361,498,612	(30,733,428)	330,765,184	27,081	145,657,567	2,456,639	(27,704,673)	451,201,798

	3,150,122,385	(81,547,940)	3,068,574,445	1,602,661	174,870,475	25,223,208	(25,344,772)	3,244,926,017

The changes in the consolidation perimeter during 2005 are mainly related to the intangible assets of the Lusomundo Media and PrimeSys, which were sold in the second half of 2005 (Note 17).

As at 31 December 2005, the caption “Industrial property and other rights” includes basically the following items:

(a)	Euro 339,964,723 related to the acquisition of the ownership of the Basic Network from the Portuguese State. This amount corresponds to the difference between the amount paid in 2002 (Euro 365 million) and: (i) the concession rent of 2002 (Euro 16,604,413), which was still recorded in the income statement as a cost of the year 2002; and (ii) the gain obtained from a cross border lease operation (Euro 8,430,864) made in 2003 with equipment allocated to the basic network, as this gain was considered in the determination of the fair value attributable to the basic network;

(b)	Euro 1,407,929,911 related with 50% of the value allocated to the Band A licenses owned by Vivo’s subsidiaries;

(c)	Euro 177,929,403 related with 50% of the cost of mobile telecommunications licenses obtained by Global Telecom and TCO to operate in certain Brazilian states;

(d)	Euro 133,092,912 related with a UMTS license obtained by TMN;

(e)	Euro 159,595,805 related with rental contracts of satellite capacity signed by TV Cabo, which have a maturity of 12 years and were considered as capital leases;

(f)	Euro 512,818,693 related with software licenses;

(g)	Euro 150,904,997 related with rights to use submarine cables;

(h)	Euro 69,637,526 related to terminal equipment rented to post paid customers of TMN and Vivo, which are being amortised over the period of the related rental contracts; and

(i)	Euro 22,126,657 related to the allocation of the purchase price of Sport TV to the fair value of broadcasting rights held by Sport TV in relation to the matches of the Portuguese football league for the seasons from 2004-2005 to 2007-2008.

As referred to in Note 3.d), intangible assets are periodically subject to impairment tests. In 2005, no impairment losses were recognised.

As at 31 December 2005 and 2004, the goodwill related with subsidiaries was as follows:

	2005	2004

Vivo (i)	701,383,586	535,416,048

Wireline business:
PT.com	162,624,017	162,624,017
PT Comunicações (international carrier business)	75,634,389	75,634,389
PT Prime (Data & Corporate business)	32,126,523	32,126,523
Other	293,341	128,599

	270,678,270	270,513,528

PT Multimédia:
Pay TV and Cable Internet	253,794,361	253,794,361
Lusomundo Media (ii)	-	122,128,558

	253,794,361	375,922,919

Other businesses:
Web-Lab (iii)	6,556,086	-
PT SI	8,645,375	8,645,376
Cabo Verde Telecom, S.A.	7,124,252	8,690,907
TV Cabo Macau (iv)	4,650,454	-
PrimeSys (ii)	-	23,666,222
Other	34,030	-

	27,010,197	41,002,505

	1,252,866,414	1,222,855,000

(i)The increase in the goodwill of Vivo is mainly related to the Brazilian Real appreciation against the Euro in 2005 (Euro/Brazilian Real exchange rate of 3.6417 as at 31 December 2004, as compared to 2.7440 as at 31 December 2005.
(ii)These businesses were sold during the second half of 2005 (Note 17).
(iii)This company was fully consolidated for the first time in 2005.
(iv)This goodwill was generated in the acquisition of an additional stake of 32.5% in this company.

Annual Report 2005	91

In 2004, there was an impairment loss in the goodwill of the Audiovisuais business, amounting to Euro 28,000,000, which is included in the column “Other”. This impairment was computed based on the difference between the book value as of that date and the discounted cash flows for this business considering management estimates (Note 2.a)).

31. Tangible Assets

During the years ended 31 December 2005 and 2004 the movements occurred in tangible assets were as follows:

	Balance as at	Changes in the consolidation perimeter		Foreign currency		Balance as at
	31 December			translation		31 December
	2004		Increases	adjustments	Other	2005

Cost:
Land	98,487,608	(19,241,345)	38,281	2,844,964	(2,499,648)	79,629,860
Buildings and other constructions	955,449,657	(70,369,659)	26,994,188	12,680,197	11,728,044	936,482,427
Basic equipment	10,266,167,216	(129,994,189)	383,899,733	569,708,854	127,455,945	11,217,237,559
Transportation equipment	62,684,851	(2,551,239)	25,963,081	1,006,345	(10,171,301)	76,931,737
Tools and dies	18,950,206	(463,304)	537,403	932,769	283,654	20,240,728
Administrative equipment	851,087,993	(7,561,057)	89,101,677	28,810,141	2,983,223	964,421,977
Other tangible assets	69,092,264	(6,546,046)	4,949,275	164,438	(2,004,288)	65,655,643
In-progress tangibles assets	182,779,184	(295,330)	266,871,056	58,718,274	(356,021,563)	152,051,621
Advances to suppliers of assets	260,486	(26,088)	1,102,132	17,857	5,450	1,359,837

	12,504,959,465	(237,048,257)	799,456,826	674,883,839	(228,240,484)	13,514,011,389

Accumulated depreciation:
Land	12,641,436	(11,825)	(25,422)	-	(186,627)	12,417,562
Buildings and other constructions	525,268,980	(56,667,055)	43,415,242	2,844,138	4,729,738	519,591,043
Basic equipment	7,170,154,671	(92,064,454)	713,882,551	363,973,573	(136,231,197)	8,019,715,144
Transportation equipment	37,437,139	(1,538,837)	12,065,724	546,160	(8,816,975)	39,693,211
Tools and dies	16,764,528	(188,538)	524,755	479,809	173,324	17,753,878
Administrative equipment	701,829,950	(5,364,737)	77,108,709	16,182,080	(12,127,231)	777,628,771
Other tangible assets	104,591,048	(2,042,548)	(1,872,847)	705,024	(36,172,018)	65,208,659

	8,568,687,752	(157,877,994)	845,098,712	384,730,784	(188,630,986)	9,452,008,268

	3,936,271,713	(79,170,263)	(45,641,886)	290,153,055	(39,609,498)	4,062,003,121

	Balance as at 31 December 2003 (according to Portuguese GAAP)	Adjustments to conform with IFRS as at 1 January 2004	Balance as at 1 January 2004 (according to IFRS)	Changes inthe consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance as at 31 December 2004

Cost:
Land	95,394,159	-	95,394,159	8,277,978	287,568	120,572	(5,592,669)	98,487,608
Buildings and other constructions	892,553,549	(54,967,729)	837,585,820	34,875,751	32,475,654	989,470	49,522,962	955,449,657
Basic equipment	9,874,609,132	39,565,296	9,914,174,428	(34,437,998)	372,589,071	19,794,575	(5,952,860)	10,266,167,216
Transportation equipment	54,479,713	-	54,479,713	(172,972)	17,189,873	(29,072)	(8,782,691)	62,684,851
Tools and dies	18,563,005	-	18,563,005	19,930	318,558	29,842	18,871	18,950,206
Administrative equipment	862,152,069	-	862,152,069	(3,464,506)	63,055,196	1,840,698	(72,495,464)	851,087,993
Other tangible fixed assets	64,489,260	-	64,489,260	979,960	3,882,342	(183,849)	(75,449)	69,092,264
In-progress tangibles fixed assets	209,991,608	-	209,991,608	6,778,049	190,612,499	1,677,920	(226,280,892)	182,779,184
Advances to suppliers of fixed assets	553,278	-	553,278	-	155,229	539	(448,560)	260,486

	12,072,785,773	(15,402,433)	12,057,383,340	12,856,192	680,565,990	24,240,695	(270,086,752)	12,504,959,465

Accumulated depreciation:
Land	13,203,045	-	13,203,045	-	-	-	(561,609)	12,641,436
Buildings and other constructions	484,404,549	(34,951,293)	449,453,256	8,832,717	53,132,348	151,254	13,699,405	525,268,980
Basic equipment	6,541,452,098	56,890,670	6,598,342,768	4,112,927	677,588,428	12,194,797	(122,084,249)	7,170,154,671
Transportation equipment	36,602,246	-	36,602,246	(207,437)	8,677,256	(42,542)	(7,592,384)	37,437,139
Tools and dies	16,390,291	-	16,390,291	16,314	415,537	11,964	(69,578)	16,764,528
Administrative equipment	661,311,307	-	661,311,307	(1,163,120)	82,376,315	885,163	(41,579,715)	701,829,950
Other tangible fixed assets	51,464,199	52,540,743	104,004,942	510,673	3,754,750	(21,450)	(3,657,867)	104,591,048

	7,804,827,735	74,480,120	7,879,307,855	12,102,074	825,944,634	13,179,186	(161,845,997)	8,568,687,752

	4,267,958,038	(89,882,553)	4,178,075,485	754,118	(145,378,644)	11,061,509	(108,240,755)	3,936,271,713

The changes in the consolidation perimeter in 2005 are mainly due to the tangible assets of Lusomundo Media and PrimeSys (Note 17).

The following situations regarding tangible assets should be mentioned:

(a) Euro 96,909,189 of tangible assets of the wireline business are installed in the property of third parties, and Euro 193,289,545 of basic equipment of the Pay-TV business are installed in the property of third parties;

(b) Euro 38,403,967 of tangible assets of PT Comunicações are not yet recorded under the company’s name;

(c) Euro 1,389,094,634 of tangible assets of PT Comunicações are related to the Concession, under the terms of nº 5 of Decree-Law 40/95 of the Modifying Agreement of the Concession;

(d) Euro 24,601,358 of tangible assets of PT Comunicações are located outside Portugal, including representations in submarine cable consortiums; and

(e) In previous years PT Comunicações, PT Prime, TV Cabo and TMN contracted cross border leases, which comprised the sale of certain telecommunications equipments to foreign entities. Simultaneously, those entities made leasing contracts of the equipment with special purpose entities, which made conditional sale agreements to sell the related equipments to PT Comunicações, PT Prime, TV Cabo and TMN, by an amount equivalent to the value of the initial sale. Group companies maintained the legal ownership of those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company’s consolidated balance sheet.

32. Loans

This caption consists of:

	2005		2004

	Short-term	Long-term	Short-term	Long-term

Exchangeable bonds (i)	390,335,000	-	-	386,920,030
Bonds (ii)	899,500,000	2,955,812,646	584,950,000	1,848,162,033
Bank loans (iii):
External market loans	383,542,978	1,908,779,306	458,737,502	1,365,685,007
Domestic market loans	24,218,954	47,345,559	7,100,357	7,712,975
Overdrafts	-	-	14,647,937	-
Other loans
Comercial Paper (iv)	574,774,497	-	318,808,486	8,950,000
External market loans (v)	14,941,899	31,233,930	19,156,806	81,737,245
Equity swaps on treasury shares (Note 38.3)	102,044,948	-	189,751,440	-
Leasings	26,248,095	225,455,081	29,247,466	200,158,596

	2,415,606,371	5,168,626,522	1,622,399,994	3,899,325,886

(i) On 6 December 2001, PT Finance issued exchangeable bonds totaling Euro 550,000,000, convertible into Portugal Telecom shares, as follows:

Number of exchangeable bonds: 110,000;

• Exchange price: 12.3985 euro per share;
• Nominal value: 5,000 euro;
• Maturity: 6 December 2006; and
• Fixed interest rate: 2% per annum, paid annualy.

The Company cancelled 21,933 of these exchangeable bonds (notional value of Euro 109,665,000) in December 2003 and 10,000 of these exchangeable bonds (notional value of Euro 50,000,000) in October 2004. As at 31 December 2005, the notional amount of these exchangeable bonds outstanding is Euro 390,335,000.

In accordance with IAS 32, the exchangeable bonds correspond to financial instruments. When the exchangeable bonds were issued, the fair value of the conversion option was recognised directly in shareholders’ equity. As at 31 December 2005, the fair value of this option has already been reduced to zero.

(ii) On 7 April 1999, PT Finance issued notes totaling Euro 1,000,000,000, under a Global Medium Term Note (“GMTN”) program, with an annual fixed interest rate of 4.625% and maturity in April 2009. The Company acquired in previous years certain of these bonds (held as marketable securities) with a notional amount of Euro 120,500,000, which were cancelled in November 2004. As at 31 December 2005, the notional amount of these bonds outstanding totals Euro 879,500,000.

Annual Report 2005	93

On 21 February 2001, PT Finance issued notes totaling Euro 1,000,000,000, under the GMTN program, with an annual fixed interest rate of 5.75% and maturity in February 2006 (Note 44). The Company acquired in previous years certain of these bonds (held as marketable securities) with a notional amount of Euro 100,500,000, which were cancelled in November 2004. As at 31 December 2005, the notional amount of these bonds outstanding amounts totals 899,500,000. These bonds were fully repaid on 21 February 2006 (Note 44).

On 16 November 2001, PT Finance, issued floating rate notes totaling Euro 600,000,000, under the GMTN program, at a floating interest rate corresponding to the three months Euribor plus a 0.75% spread and maturity in February 2005. The Company acquired in previous years certain of these bonds (held as marketable securities) with a notional amount of Euro 15,050,000, which were cancelled in November 2004. On 16 February 2005, the outstanding amount of these notes was fully repaid.

On 1 August 2003, TCP issued a bond amounting to 500 million Brazilian Reais, with a maturity of five years and bearing an annual interest rate corresponding to 104.4% of the CDI.

In 2005, PT Finance issued three new Eurobonds under the GMTN program, with the following amounts and maturities:

  As at 24 March 2005, PT Finance issued Eurobonds totaling Euro 1,000,000,000 at an annual interest rate of 3.75% and maturity in 2012;
  As at 24 March 2005, PT Finance issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.375% and maturity in 2017;
  As at 16 June 2005, PT Finance issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.5% and maturity in 2025;

(iii) As at 31 December 2005 and 2004, bank loans are denominated in the following currencies:

	2005		2004

	Currency of the		Currency of the
	notional	Euro	notional	Euro

Euro	1,376,955,739	1,376,955,739	1,283,643,677	1,283,643,677
US Dollar	100,507,176	85,197,233	55,817,405	40,978,933
Brazilian Real	2,446,765,922	891,678,543	1,907,815,569	527,793,612
Other		10,055,282		1,467,556

		2,363,886,797		1,853,883,778

As at 31 December 2005 and 2004, the guarantees given by third parties on behalf of the Company, in connection with these loans, were as follows:

	2005	2004

- European Investment Bank loans backed by guarantees from Portuguese banks	205,120,408	257,406,112
- Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	7,668,867	9.127. 071

In 2003, the Company entered into a Multicurrency Revolving Credit Facility amounting to Euro 500,000,000, with a maturity of 2 years, with a renegotiation option. In 2005, the maturity of this Facility was renegotiated being 50% of the loan payable in 2009 and the remaining in 2010.

In 2004, Portugal Telecom and PT Finance obtained three other Multicurrency Revolving Credit Facilities totaling Euro 400,000,000, as follows:

  On 24 June 2004, with an amount of Euro 150,000,000 and an initial maturity of four years, which was changed to six years in the first half of 2005;
  On 18 October 2004, with an amount of Euro 100,000,000 and an initial maturity of three years, which was changed to five years in the first half of 2005; and

  On 22 October 2004, with an amount of Euro 150,000,000 and a maturity of three years and six months.

As at 31 December 2005, the Group has used an amount of Euro 575 million in connection with these stand-by facilities.

On 10 December 2004 and 25 January 2005, the Company entered into two new loan agreements with the European Investment Bank (“EIB”) amounting to a total of Euro 250 million with a 10 years maturity. As at 31 December 2005, the Company was using the total amount of these loans.

As at 31 December 2005 and 2004, bank loans bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	2005	2004

Maximum	4.60%	4.90%
Minimum	2.44%	2.02%

(iv) Portugal Telecom has entered into short term commercial paper programs , amounting to a total of Euro 875,000,000. As at 31 December 2005, the Company was using an amount of Euro 574,774,497, which matured in January 2006 and bears interest at an annual average rate of 2.56% .

(v) As at 31 December 2005, other loans comprise basically 50% of the loans obtained by Vivo from BNDES (the Brazilian Development Bank) amounting to Euro 34,471,623 at the Euro/Real exchange rate prevailing at year-end.

(vi) As at 31 December 2005, long term bank loans, matures on the following years:

2007	537,197,854
2008	296,158,159
2009	1,280,023,812
2010	463,890,696
2011	121,231,470
2012 and following years	2,470,124,531

5,168,626,522

(vii) As at 31 December 2005, the Company had several covenants related with its indebtedness, which have been fully complied with, as follows:

  Credit rating
  If at any time, the long term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB+/Baa1, then Portugal Telecom may be asked to present a guarantee acceptable by the European Investment Bank (“EIB”). This covenant is applied to certain EIB loans totaling Euro 379 million. As a result of PT’s downgrade on 8 March 2006 to BBB+ by S&P and to Baa1 by Moody’s (Note 44), the Company is currently negotiating with EIB revised terms and conditions for this loan.

  Control/disposal of subsidiaries
  Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues. This covenant is applied to the Credit Facility of Euro 500 million and some loans from BEI of Euro 830 million.

  Disposals of Assets
  The Credit Facility amounting to Euro 100 million and certain EIB loans totaling Euro 667 million include certain restrictions regarding the disposal of assets by Portugal Telecom

Annual Report 2005	95

  Financial ratios
  The legal documentation regarding the Facility of Euro 500 million and one of the facilities of Euro 150 million states that the consolidated ratio Net Debt/EBITDA, should not be higher than 3.5. The Credit Facility obtained in October 2004, amounting to Euro 100 million, state that the consolidated ratio Net Debt/EBITDA, should not be higher than 4.0. One of the other Credit Facilities amounting to Euro 150 million state that the consolidated ratio Net Debt/EBITDA, should not be higher than 3.5. In addition, the conditions (spread and maturity) applicable to the Facility of Euro 500 million and to the Facility of Euro 150 million obtained in June 2004 may be changed if the consolidated ratio Net Debt/EBITDA is higher than, respectively, 2.5 and 2.25. As at 31 December 2005 this ratio stood at 1.47.

  Negative Pledge
  In addition, the Global Medium Term Notes, the Exchangeable Bonds and the Facilities totaling Euro 900 million include certain restrictions to pledge the Company’s consolidated assets, in order to secure any loan or obligation to third parties.

33. Accounts Payable - Other

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004

Third parties:
Fixed assets suppliers	319,762,088	313,229,948
Accounts payable to employees	16,496,914	16,477,092
Other (i)	66,418,031	111,977,668
Related parties (Note 42):
Minority shareholders of TCP (ii)	-	92,721,133
Other	11,067,579	11,455,966

	413,744,612	545,861,807

(i) As at 31 December 2004, this caption included Euro 26,392,172 (Note 23) related with advances received from a financial institution as a result of the sale of accounts receivables from the Portuguese State related with discounts given to retired citizens. This amount was paid by the Portuguese State in 2005.

(ii) This amount is related with the capital increase of TCP, which was initiated in 2004 but was formally completed in 2005. The proceeds received from minority shareholders up to 31 December 2004 were recorded in this caption. At the completion of this transaction in 2005, this amount was reclassified to the caption “Minority interests” in the Company’s consolidated balance sheet (Note 18).

34. Accrued Expenses

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004

Interest expense (i)	268,199,421	157,356,454
General and administrative expenses	241,189,983	234,526,433
Vacation pay and bonuses	109,452,606	121,051,331
Discounts to clients	46,055,106	36,987,839
Commissions	14,985,940	18,609,545
Other	28,038,129	32,356,668

	707,921,185	600,888,270

(i) In 2005, this caption includes Euro 72,568,555 related with the fair value of the interest component of derivative financial instruments contracted by Vivo (Note 39). The increase in this caption in 2005, as compared to the previous year, is mainly related to accrued interest regarding the three new Eurobonds issued in the first half of 2005 (Note 32).

35. Deferred Income

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004

Advance billing	171,758,183	155,284,180
Other (i)	36,397,263	70,496,707

	208,155,446	225,780,887

(i) As at 31 December 2005 and 2004, this caption included Euro 8,328,285 and Euro 16,656,570 respectively, related with certain premiums to be received regarding derivative financial instruments over PT Multimédia shares (Note 27). As at 31 December 2004, this caption included Euro 12,878,862 related with interest income in connection with the UOL debentures which was being deferred at the time; in 2005, this interest income which was cancelled as a result with the restructuring of Portugal Telecom’s investment in UOL (Note 28).

36. Provisions and Adjustments

During 2005, the movements in this caption were as follows:

	Opening balance	Changes in the consolidation perimeter	Increases	Decreases	Foreign currency translation adjustments	Other movements	Ending balance

Adjustments:
For doubtful accounts receivable (Notes 22 and 23)	384,282,577	(9,470,260)	218,146,238	(45,861,667)	24,366,734	(197,645,129)	373,818,493
For inventories (Note 24)	33,738,318	(11,736,143)	7,455,408	(2,733,665)	2,836,002	(1,312,349)	28,247,571
For investments (Note 28 and 29)	163,570,034	(5,822,982)	9,316,174	(100,845,406)	(1,668,379)	721,031	65,270,472

	581,590,929	(27,029,385)	234,917,820	(149,440,738)	25,534,357	(198,236,447)	467,336,536

Provisions for other risk and costs
Legal actions (Note 43)	83,464,327	(16,547,762)	21,301,308	(32,698,384)	8,574,753	10,622,832	74,717,074
Taxes	63,564,078	(3,343,758)	9,103,991	(2,494,247)	12,094,237	(12,764,103)	66,160,198
Other	104,484,746	35,272,827	40,619,172	(11,666,178)	2,693,118	(36,626,426)	134,777,259

	251,513,151	15,381,307	71,024,471	(46,858,809)	23,362,108	(38,767,697)	275,654,531

	833,104,080	(11,648,078)	305,942,291	(196,299,547)	48,896,465	(237,004,144)	742,991,067

Annual Report 2005	97

As at 31 December 2005, the provisions for other risks and charges were classified in the balance sheet in accordance with the expected settlement date, as follows:

Current provision
Legal actions	34,772,400
Taxes	52,369,318
Other	75,957,236

163,098,954

Non-current provision
Legal actions	39,944,674
Taxes	13,790,880
Other	58,820,023

112,555,577

275,654,531

As at 31 December 2005, the caption “Provisions for other risks and costs - Other”, consists of:

Customer retention programs (i)	41,048,865
Asset retirement obligation (Note 3.g))	34,152,253
Losses in affiliated companies (ii)	19,152,851
Estimated costs with the disposal of Lusomundo Media (Note 17)	18,929,000
Dismantling of TV Cabo's analogue premium service (iii)	12,166,484
Other	9,327,806

134,777,259

(i)This provision was recognised by TMN to settle future liabilities with this program, and was computed based on present catalogue costs and estimated usage levels.

(ii)This provision relates to accumulated losses in affiliated companies resulting from the equity method of accounting exceeding the corresponding total invested amount (including loans) (Notes 2.a) and 28).

(iii)This provision is to cover costs related with a plan approved by PT Multimédia to replace the analogue premium service of TV Cabo by a digital offer.

The increase in provisions and adjustments in 2005 was recognised in the profit and loss statement as follows:

Provisions and adjustments	259,567,845
Discontinued operations (Note 17)	18,929,000
Equity in earnings of affiliated companies (Note 28)	9,486,170
Costs of products sold	7,090,586
Provision for income taxes (Note 16)	6,873,860
Other costs (Note 13)	1,949,648
Losses on financial assets (Note 14)	1,323,874
Other	721,308

305,942,291

The decrease in these captions was recognised in the profit and loss statement as follows:

Equity in earnings of affiliated companies (i)	(109,645,406)
Provisions and adjustments for doubtful receivables and other	(83,618,848)
Costs of products sold	(2,532,067)
Other operational costs	(241,061)
Provision for income taxes (Note 16)	(262,165)

(196,299,547)

(i) This caption relates to the following:

UOL:
- Reduction in provisions to cover loans granted in previous years (Note 28)	68,394,114
- Reduction in the provision for losses in affiliates (Notes 2.a) and 28)	18,432,125
Other	22,819,167

109,645,406

In 2005, the profit and loss caption “Provisions and adjustments” consists of:

Increases in provisions and adjustments for doubtful receivables and other	259,567,845
Decreases in provisions and adjustments for doubtful receivables and other	(83,618,848)
Collections from accounts receivable which were previously written-off	(7,713,329)
Direct write-off of accounts receivables	3,241,773

171,477,441

The amount in the column “Other movements” under the caption “Adjustments for doubtful accounts receivable” relates basically to the write-off of balances previously fully provided for.

The provision for taxes relates to probable tax contingencies, which were estimated based on internal information and the opinion of external tax advisors.

37. Other Current and Non-Current Liabilities

As at 31 December 2005 and 2004, other current liabilities consists of:

	2005	2004

Other Current Liabilities:
Accounts payable from QTE transactions (Notes 3.l.ix) and 27)	48,342,815	48,179,656
Dividends payable (i)	15,843,427	16,569,461
Other (ii)	21,426,204	609,232

	85,612,446	65,358,349

Other Non-Current Liabilities:
Accounts payable from QTE transactions (Notes 3.l.ix) and 27)	744,003,413	792,346,228
Fair value of derivative financial instruments (Note 39)	53,542,200	62,803,551
Other (iii)	26,542,766	1,381,520

	824,088,379	856,531,299

(i)This caption is related to unpaid dividends distributed by Brasilcel’s subsidiaries.
(ii)As at 31 December 2005, this caption includes Euro 17 million related with the reverse stock split done by subsidiaries of Brasilcel, whereby old shares were grouped and exchanged for new shares with a higher nominal value. In this financial operation, certain shareholders did not exercise their right to exchange old shares for new shares and, as a result, these new shares were subscribed by other shareholders with the corresponding proceeds being cashed in by the subsidiaries of Brasilcel. These proceeds can be claimed back by the old shareholders and, accordingly, a liability of the same amount was recorded by Brasilcel’s subsidiaries and included in Portugal Telecom’s balance sheet.
(iii)As at 31 December 2005, this caption includes Euro 10 million related with accrued interest expenses in connection with certain loans obtained by Vivo where the interest component is payable in more than one year.

Annual Report 2005	99

38. Shareholders’ Equity

During 2004 and 2005, the movements in this caption were as follows:

	Share capital	Capital issued premium	Treasury shares	Legal reserve	Reserve for treasury shares	Accumulated earnings	Total equity before minority intersts

Balance as at 31 December 2003 according with
Portuguese GAAP	1,254,285,000	91,704,891	(210,040,062)	144,184,287	210,040,062	1,450,652,747	2,940,826,925
Ajustments to conform with IFRS as at 1 January 2004 (Note 45)	-	-	(207.023.028)	-	-	(821,588,533)	(1,028,611,561)

Balance as at 1 January 2004 according with IFRS	1,254,285,000	91,704,891	(417,063,090)	144,184,287	210,040,062	629,064,214	1,912,215,364
Acquisition of treasury shares	-	-	(463,641,367)	-	-	-	(463,641,367)
Reserve for treasury shares	-	-		-	480,912,955	(430,912,955)	-
Cancelation of treasury shares	(87,799,950)	-	690,953,017	-	(603,153,067)	-	-
Dividends paid	-	-	-	-	-	(267,499,686)	(267,499,686)
Earnings allocated to the legal reserve	-	-	-	10,040,788	-	(10,040,788)	-
Income recorded directly in the shareholders' equity	-	-	-	-	-	(117,729,708)	(117,729,708)
Income recorded in the profit and loss statement	-	-	-	-	-	623,199,434	623,199,434

Balance as at 31 December 2004	1,166,485,050	91,704,891	(189,751,440)	154,225,075	87,799,950	376,080,511	1,686,544,037

Acquisition of treasury shares	-	-	(252,749,396)	-	-	-	(252,749,396)
Reserve for treasury shares	-	-		-	340,455,888	(340,455,888)	-
Cancelation of treasury shares	(37,628,550)	-	340,455,888	-	(302,827,338)	-	-
Dividends paid (Note 19)	-	-	-	-	-	(395,085,000)	(395,085,000)
Earnings allocated to the legal reserve	-	-		25,004,286	-	(25,004,286)	-
Treasury shares acquired by PT Multimedia from minority shareholders	-	-	-	-	-	(33,977,853)	(33,977,853)
Income recognized directly in shareholders' equity	-	-	-	-	-	169,674,682	169,674,682
Income recognized in the profit and loss statement	-	-	-	-	-	653,984,819	653,984,819

Balance as at 31 December 2005	1,128,856,500	91,704,891	(102,044,948)	179,229,361	125,428,500	405,216,985	1,828,391,289

38.1. Share Capital

On 21 December 2005, Portugal Telecom cancelled 37,628,550 treasury shares, with a nominal value of one euro each, that were held following a decision taken in the Annual General Meeting of 29 April 2005 regarding an announced share buyback. As a result, the Company’s share capital was reduced from Euro 1,166,485,050 to Euro 1,128,856,500. As at 31 December 2005, Portugal Telecom’s fully subscribed and paid share capital amounted to Euro 1,128,856,500 and is represented by 1,128,856,500 shares, with a nominal value of one euro each with the following distribution:

  1,128,856,000 ordinary shares; and
  500 Class A shares.

All the Class A shares are held by the Portuguese State.

In accordance with Portugal Telecom’s Articles of Association, the Class A shares have the following special voting rights:

  Election of one third of the Directors, including the Chairman of the Board of Directors;
  Authorization of any distributions to shareholders of dividends in excess of 40% of Portugal Telecom's net income;
  Capital increases and other changes in Portugal Telecom's Articles of Association;
  Issuance of bonds and other securities;
  Authorization for a shareholder operating in an area which is in competition with Portugal Telecom to hold more than 10% of the ordinary shares;
  Amending the general objectives, the strategy or the basic policies of Portugal Telecom; and
  Defining investment policies of Portugal Telecom, including authorizing acquisitions and disposals.

38.2. Capital Issued Premium

This caption results from premiums generated in capital increases made by Portugal Telecom. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of Comissão do Mercado de Valores Mobiliários (“CMVM”, the Portuguese stock exchange regulator), these amounts can only be used to increase share capital or to cover for accumulated losses (even before the use of other reserves). This amount can not be used to pay dividends or to acquire treasury shares.

38.3. Treasury Shares

During 2004 and 2005, the movements in these caption were as follows:

	Number of	Nominal	Premiums and	Carrying	Carrying value
	shares	value	discounts	value	per share

Balance as at 1 January 2004	55,400,357	55,400,357	361,662,733	417,063,090	7.53
Acquisitions	53,950,599	53,950,599	409,690,768	463,641,367
Cancellation	(87,799,950)	(87,799,950)	(603,153,067)	(690,953,017)

Balance as at 31 December 2004	21,551,006	21,551,006	168,200,434	189,751,440	8.80
Acquisitions	29,317,544	29,317,544	223,431,852	252,749,396
Cancellation (Notes 38.1)	(37,628,550)	(37,628,550)	(302,827,338)	(340,455,888)

Balance as at 31 December 2005	13,240,000	13,240,000	88,804,948	102,044,948	7.71

As at 31 December 2005 and 2004, this caption includes equity swaps contracted by Portugal Telecom up to those dates that are recognised as an effective acquisition of treasury shares under IAS 32, thus implying the recognition of a corresponding financial liability (Note 32). The equity swaps existing as at 31 December 2004 were totally exercised during 2005.

38.4. Legal Reserve

Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

38.5. Reserve for Treasury Shares

The reserve for treasury shares is related with the recognition of a non-distributable reserve for the nominal value of the shares cancelled. This reserve has the same legal regime as the legal reserve.

38.6. Accumulated Earnings

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004

Income and expenses recognized directly in equity:
Net actuarial losses (Note 9)	(1,970,013,049)	(1,239,737,000)
Hedge accounting of financial instruments (Note 39)	(21,613,807)	(21,670,290)
Investments available for sale	3,136,453	3,950,643
Cumulative foreign currency translation adjustments ("CTAs") (i)	717,198,124	16,245,986

	(1,271,292,279)	(1,241,210,661)
Tax effect	543,387,339	343,631,038

	(727,904,940)	(897,579,623)
Free reserves and retained earnings	479,137,106	650,460,700
Net income attributable to equity holders of the parent	653,984,819	623,199,434

	405,216,985	376,080,511

(i)This caption includes mainly the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the balance sheet date (Note 3.q)), and is mainly related to PT’s investment in Brazil whose CTAs amounted to Euro 715 million as at 31 December 2005, of which Vivo represents approximately 95%.

Annual Report 2005	101

39. Derivative Financial Instruments

Derivative financial instruments are basically used by the Company to manage interest rate and exchange rate exposure.

The contracting of these financial instruments is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different financial institutions. These operations are subject to authorization from Portugal Telecom’s Executive Committee. The positions held by the Company, as well as the relevant financial markets, are permanently monitored. The fair value of these derivatives is determined regularly during the year to assess the economic and financial implications of different scenarios.

Interest Rate Exposure

As at 31 December 2005, Portugal Telecom’s interest rate swaps portfolio amounted to approximately Euro 687 million, with an average maturity of 7.1 years.

As at 31 December 2005, Vivo had entered into interest rate swaps in Brazilian Reais amounting to 110 million Reais (Euro 40 million, at the exchange rate prevailing at year-end), with an average maturity of 1.8 years, and interest rate swaps in U.S. Dollars amounting to 232 million U.S. Dollars (Euro 197 million, at the exchange rate prevailing at year-end), with an average maturity of 1.8 years.

Exchange Rate Exposure

Pursuant to the cancellation of the interest rate component of certain U.S. Dollar/Euro cross currency swaps, as of 31 December 2005 Portugal Telecom maintains foreign exchange options and forwards, with a net notional amount of 200 million Euros and an average maturity of 3.3 years.

Exchange Rate and Interest Rate Exposure

Portugal Telecom entered into cross currency swaps primarily to reduce exposure to exchange rate and interest rate risks. As at 31 December 2005, the Company had U.S. Dollar/Euro cross currency swaps with a notional amount of approximately 64 million US Dollars (Euro 54 million, at the exchange rate prevailing at year-end) and an average maturity of 6.0 years.

Vivo had entered into derivative financial instruments primarily to reduce exposure to exchange rate risk of debt in U.S. Dollars and Japanese Yens. As at 31 December 2005, Vivo had entered into cross currency swaps with a notional amount of 1,134 million U.S. Dollars (Euro 961 million, at the exchange rate prevailing at year-end) and 22,410 million Japanese Yens (Euro 161 million, at the exchange rate prevailing at year-end), with average maturities of 1.1 years. According to IAS 39, these financial instruments were classified as fair value hedge derivatives and therefore the change in its fair value is recorded in the caption “Net foreign currency exchange losses / (gains)”.

As at 31 December 2005, Vivo’s subsidiaries had also entered into other (i) U.S. Dollar/Brazilian Real cross currency swaps with a notional amount of 375 million U.S. Dollars (Euro 318 million, at the exchange rate prevailing at year-end) and an average maturity of 0.8 years, and (ii) Euro/Brazilian Real cross currency swaps with a notional amount of Euro 6 million and an average maturity of 1 month.

As at 31 December 2005, other subsidiaries had also entered into cross currency swaps in order to hedge the exchange rate risk of debt denominated in foreign currencies. Under these conditions, there were U.S. Dollar/Euro cross currency swaps amounting to 4 million U.S. Dollars (Euro 3 million, at the exchange rate prevailing at year-end), with an average maturity of 3.9 years, and U.S. Dollar/Brazilian Real cross currency swaps amounting to 21 million U.S. Dollars (Euro 18 million, at the exchange rate prevailing at year-end), with an average maturity of 4.1 years.

Equity derivatives

In order to increase its exposure to PT Multimédia, Portugal Telecom contracted in previous years with a financial institution equity swaps over 30,575,090 shares of PT Multimédia, representing 9.9% of its share capital, as follows:

(i)18,375,090 shares, with a strike price of 8.87 euros and a maturity of 4 months; and
(ii)12,200,000 shares, with a strike price of 7.05 euros and a maturity of 4 months.

In 2004, Portugal Telecom contracted with Banco Espírito Santo equity derivatives which consisted of options that allowed the Company to have a right to receive Euro 16.6 million, and also allowed Portugal Telecom to acquire shares of PT Multimédia, representing 5% of its share capital. These options matured on 31 December 2005 and could not be exercised by either of the parties as the strike prices established in the respective contracts were not met. The payment of the option price previously mentioned is only required if the price of the similar options contracted by Banco Espírito Santo with third parties (to obtain the financial hedging of its position on the call and put options) is also paid. Banco Espírito Santo must prove to Portugal Telecom that such options were contracted and that the payment of such options was not made. Portugal Telecom has already received 50% of the option price during the first half of 2005, and the remaining 50%, totaling Euro 8.3 million which is expected to be received until June 2006, will only be recognised in income upon its collection.

Hedging financial instruments

Following IFRS adoption, Portugal Telecom analyses its financial instruments in order to identify the ones that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 31 December 2005 and 2004, the following financial instruments were classified as hedging derivatives (amounts in millions of euros):

31 Dec 2005

Company	Notional amount	Transaction	Average maturity (years)	Economic goal

Cash flow hedge
Portugal Telecom	585.0	EUR Interest rate swaps	7.6	Eliminate the risk of interest rate fluctuations
Fair value hedge
Portugal Telecom	54.1	Cross currency swaps EUR/USD	6.0	Eliminate the risk of exchange rate fluctuations
Vivo	961.5	Cross currency swaps USD/BRL	1.1	Eliminate the risk of exchange rate fluctuations
Vivo	161.3	Cross currency swaps JPY/BRL	1.1	Eliminate the risk of exchange rate fluctuations
Vivo	40.1	BRL Interest rate swaps	1.8	Hedge changes in fair value due to changes in benchmark interest rate
Vivo	197.1	USD Interest rate swaps	1.8	Hedge changes in fair value due to changes in benchmark interest rate

31 Dec 2004

Company	Notional amount	Transaction	Average maturity (years)	Economic goal

Cash flow hedge
Portugal Telecom	427.5	EUR Interest rate swaps	7.2	Eliminate the risk of interest rate fluctuations
Fair value hedge
Portugal Telecom	69.8	Cross currency swaps EUR/USD	7.0	Eliminate the risk of exchange rate fluctuations
Vivo	644.9	Cross currency swaps USD/BRL	1.3	Eliminate the risk of exchange rate fluctuations
Vivo	48.9	Cross currency swaps JPY/BRL	0.6	Eliminate the risk of exchange rate fluctuations
Vivo	442.9	BRL Interest rate swaps	0.0	Eliminate the risk of interest rate fluctuations

Financial instruments held for trading

As at 31 December 2005 and 2004, Portugal Telecom had contracted the following financial instruments which, according with IAS 39, are classified as held for trading derivatives (amounts in million of euros):

31 Dec 2005

Company	Notional amount	Transaction	Average maturity (years)	Economic goal

Portugal Telecom	102.0	EUR Interest rate swaps	4.5	Restructure of previous derivative
Portugal Telecom	200.0	EUR Call / USD Put	3.3	Restructure of previous derivative
Portugal Telecom	249.0	Equity swaps on PT Multimedia shares	0.3	Increase exposure to PT Multimédia
Cabo Verde Telecom	3.5	Cross currency swaps EUR/USD	3.9	Eliminate the risk of exchange rate and interest rate luctuations
Vivo	318.2	Cross currency swaps USD/BRL	0.8	Eliminate the risk of exchange rate fluctuations
Vivo	5.8	Cross currency swaps EUR/BRL	0.0	Eliminate the risk of exchange rate fluctuations
Mobitel	17.8	Cross currency swaps USD/BRL	4.1	Eliminate the risk of exchange rate fluctuations

Annual Report 2005	103

31 Dec 2004

Company	Notional amount	Transaction	Average maturity (years)	Economic goal

Portugal Telecom	44.0	EUR Interest rate swaps	3.0	Restructure of previous derivative
Portugal Telecom	200.0	EUR Call / USD Put	4.3	Restructure of previous derivative
Portugal Telecom	249.0	Equity swaps on PT Multimedia shares	1.0	Increase exposure to PT Multimedia
Portugal Telecom	98.2	Options on PT Multimedia shares	1.0	Increase exposure to PT Multimedia
PT Multimedia	11.5	Forwards EUR/USD	0.5	Eliminate the risk of exchange rate fluctuations
Cabo Verde Telecom	4.5	Cross currency swaps EUR/USD	4.9	Eliminate the risk of exchange rate and interest rate fluctuations
Vivo	306.6	Cross currency swaps USD/BRL	1.3	Eliminate the risk of exchange rate fluctuations
Vivo	25.1	Cross currency swaps EUR/BRL	0.2	Eliminate the risk of exchange rate fluctuations

Fair value of financial instruments

The movement in the fair value of derivatives in 2005 and 2004 was as follows:

					Foreign
	Balance				currency	Balance
	as at 31			Additions	translation	as at 31
	December	Fair value adjustments		and	adjustments	December

	2004	Income	Reserves	cancelations	and other	2005

Assets derivatives
Derivatives held for trading
Equity swaps over PT Multimédia shares (Note 27)	31.2	10.8	-	-	-	42.0
Exchange rate (Note 21)	39.8	(50.5)	-	24.6	24.0	37.9

	71.0	(39.7)	-	24.6	24.0	79.9

Liabilities derivatives
Fair value hedges
Interest rate and exchange rate	(60.6)	(140.1)	-	101.8	(23.4)	(122.3)
Cash flow hedges
Interest rate (Note 38.6)	(21.7)	-	0.1	-	-	(21.6)
Derivatives held for trading
Interest rate and exchange rate	-	-	-	(1.6)	-	(1.6)
Exchange rate	(40.7)	14.1	-	-	-	(26.6)
Interest rate	(0.2)	(3.6)	-	-	(1.5)	(5.3)
Options to acquire shares of PT Multimédia	(12.6)	4.2	-	-	8.3	-

	(135.9)	(125.3)	0.1	100.2	(16.6)	(177.5)

	(64.9)	(164.9)	0.1	124.8	7.4	(97.6)

					Foreign
	Balance				currency	Balance
	as at 1			Additions	translation	as at 31
	January	Fair value adjustments		and	adjustments	December

	2004	Income	Reserves	cancelations	and other	2004

Assets derivatives
Derivatives held for trading
Equity swaps over PT Multimédia shares	15.5	49.2	-	(33.4)	-	31.2
Exchange rate	73.0	(20.9)	-	(12.4)	-	39.8

	88.5	28.3	-	(45.8)	-	71.0

Liabilities derivatives
Fair value hedges
Interest rate and exchange rate	54.9	(110.0)	-	5.3	(10.8)	(60.6)
Cash flow hedges
Interest rate	(60.2)	-	(10.5)	50.7	(1.7)	(21.7)
Derivatives held for trading
Exchange rate	(28.4)	(12.3)	-	-	-	(40.7)
Interest rate	(1.7)	1.5	-	-	-	(0.2)
Options to acquire shares of PT Multimédia	-	4.1	-	(16.7)	-	(12.6)

	(35.4)	(116.8)	(10.5)	39.4	(12.5)	(135.9)

	53.1	(88.5)	(10.5)	(6.4)	(12.5)	(64.9)

In 2005, the fair value adjustments related to derivatives held for trading and fair value hedges was recorded in the following profit and loss captions:

		Net foreign
		currency	Net losses/
		exchange	(gains) on
	Net interest	losses/	financial assets
	expense	(gains)	(Note 14)	Total

Assets derivatives
Derivatives held for trading
Equity swaps over PT Multimédia shares	(1.4)	-	(9.4)	(10.8)
Exchange rate	-	-	50.5	50.5

Liabilities derivatives
Fair value hedges
Interest rate and exchange rate	87.7	52.4	-	140.1
Derivatives held for trading
Exchange rate	-	-	(14.1)	(14.1)
Interest rate	-	-	3.6	3.6
Options to acquire shares of PT Multimédia	-	-	(4.2)	(4.2)

	86.3	52.4	26.3	164.9

As at 31 December 2005, the derivatives contracted by the Company are recognized at fair value and are recorded in the following balance sheet captions:

	Assets		Liabilities
	Increases / (Decreases)		(Increases) / Decreases

		Other			Other non-
	Short term	current		Accrued	current
	investments	assets		expenses	liabilities
	(Note 21)	(Note 27)	Debt	(Note 34)	(Note 37)	Total

Assets derivatives
Derivatives held for trading
Equity swaps over PT Multimédia shares	-	42.0	-	-	-	42.0
Exchange rate	37.9	-	-	-	-	37.9

	37.9	42.0	-	-	-	79.9

Liabilities derivatives
Fair value hedges
Interest rate and exchange rate	-	-	(49.8)	(72.6)	-	(122.3)
Cash flow hedges
Interest rate	-	-	-	-	(21.6)	(21.6)
Derivatives held for trading
Interest rate and exchange rate	-	-	(1.6)	-	-	(1.6)
Exchange rate	-	-	-	-	(26.6)	(26.6)
Interest rate	-	-	-	-	(5.3)	(5.3)

	-	-	(51.4)	(72.6)	(53.5)	(177.5)

	37.9	42.0	(51.4)	(72.6)	(53.5)	(97.6)

Annual Report 2005	105

40. Guarantees and Financial commitments

As at 31 December 2005 and 2004, the Company has given guarantees and comfort letters to third parties, as follows:

	2005	2004

Bank guarantees given to Portuguese courts for outstanding litigation	2,365,457	9,036,548

Bank guarantees given to other entities
By TMN	28,441,461	3,162,539
By PT Comunicações	11,160,914	18,287,518
By PT Multimédia	7,534,199	9,332,897
By PT Prime	3,459,599	1,436,260
Other bank guarantees	104,259	104,259

	50,700,432	32,323,473

Comfort letters given to other entities
Unitel	49,927,948	23,126,055
Sport TV (i)	40,271,952	44,759,256
Warner Lusomundo España (ii)	-	13,333,333
TV Cabo Macau (iii)	-	7,341,605
Vasp (iv)	-	5,588,875
Other	1,935,414	911,378

	92,135,314	95,060,502

(i)This company was proportionally consolidated as at 31 December 2005 and 2004.
(ii)This company was disposed in 2005.
(iii)This company was fully consolidated in 2005.
(iv)This investment was part of Lusomundo Media (Note 17).

Guarantees given by PT Comunicações were presented to Portuguese Tax Authorities in respect of the tax contingencies discussed in Note 16. Guarantees given by PT Multimédia were presented to Alta Autoridade para a Comunicação Social (the Portuguese media regulator), in connection with licenses for the broadcasting of television shows. Guarantees given by TMN were presented to ANACOM and are related to TMN’s obligations following the UMTS licenses acquired in December 2000.

Comfort letters were issued by the Group in order to guarantee loans obtained by associated companies. On 1 September 2004, PT Multimédia and PPTV granted to Sport TV a guarantee amounting to up to Euro 70 million, to cover a loan obtained by this company to acquire the rights to broadcast the football matches of the Portuguese league for the seasons 2004-2005 to 2007-2008. As Sport TV was proportionally consolidated in 2005, 50% of this loan is already included in PT’s consolidated balance sheet. The remaining 50% of this guarantee (Euro 35 million) was included in the above table.

As at 31 December 2005, the Company had also assumed the following financial commitments, disregarding those recorded in the financial statements:

(a) In October 2000, Médi Telecom entered into medium and long term loan contracts totaling Euro 1,000 million with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale. The loans have an average term of 8 years and serve to refinance the short term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network. In July 2004 Médi Telecom renegotiated those contracts.
Under the provisions of the contracts, Médi Telecom is required to attain certain financial performance levels. In accordance with the financing operation, the major shareholders of Médi Telecom, Portugal Telecom, through PT Móveis (32.18%), Telefónica Intercontinental, S.A. (32.18%) and Banque Marrocaine du Commerce Exterieur (18.06%), signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Médi Telecom (in the form of capital or shareholders’ loans), if this is necessary to cover possible shortfalls in the agreed financial targets.

As at 31 December 2005, the maximum amount of this liability is limited to an additional amount of Euro 168 million, of which Euro 50 million are related to the repayment of debt and ends as soon as Médi Telecom reaches a Net Debt/EBITDA ratio of less than 2.0.

(b) Portugal Telecom signed a Shareholders’ Agreement with the other shareholders of Sportinveste, in which Portugal Telecom committed to give additional paid-in capital contributions up to a maximum of Euro 40,000,000. As at 31 December 2005, Portugal Telecom had already granted additional paid in capital contributions to Sportinveste amounting to Euro 30,023,168 (Note 28).

(c) As at 31 December 2005, the Company had assumed commitments in the ordinary course of business for the purchase of basic equipment and contents, amounting to approximately Euro 180 million and Euro 79 million respectively.

41. Cash Flows Statement

The consolidated Cash Flow Statement has been prepared in accordance with IAS 7. Significant transactions are summarized below:

(a) The caption “Other net payments relating to operating activities” includes primarily payments related to the expenses recorded in the profit and loss caption “Indirect taxes”, and also payments and collections of Value Added Tax in Portugal.

(b) Cash receipts resulting from financial investments were as follows:

	2005	2004

Lusomundo Media	174,476,893	-
PrimeSys	101,787,961	-
UOL	85,569,547	-
Intelsat	15,055,553	-
Media Capital	12,880,000	-
Eutelsat	-	5,736,349
Mascom	-	5,238,000
News Sky Satellites	-	4,674,500
Other	2,045,795	5,594,390

	391,815,749	21,243,239

(c) Cash receipts resulting from dividends were as follows:

	2005	2004

CTM	14,794,501	12,654,127
Páginas Amarelas	3,526,280	1,802,000
Banco Espírito Santo	1,545,600	1,386,000
Lisboa TV	906,861	-
Other	651,183	336,891

	21,424,425	16,179,018

(d) Payments resulting from financial investments were as follows:

	2005	2004

Vivo (i)	8,953,229	231,413,433
Banco Best	2,931,929	-
China Pathways	1,695,381	-
Distodo	1,200,000	-
TV Cabo Macau	1,110,000	-
Sport TV	-	36,300,000
Media Capital	-	6,960,000
Sportinveste	-	6,000,000
Previsão	-	1,906,641
Other	11,278,246	9,353,733

	27,168,785	291,933,807

(i) In 2005, this caption corresponds to the payment of the final instalment due in connection with the acquisition of TCO in 2003.

Annual Report 2005	107

(e) These captions are basically related to commercial paper and other bank loans which are regularly renewed. In 2005, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 1,950,982,734, and included primarily: (i) Euro 2 billion related with Eurobonds issued by PT Finance in 2005 (Note 32); (ii) Euro 250 million related with the two new loans obtained from the European Investment Bank (Note 32); and (iii) Euro 584,950,000 related with the repayment of the floating rate notes issued by PT Finance on 16 December 2001 (Note 32). In 2004, cash payments from loans repaid net of cash receipts from loans obtained amounted to Euro 726,832,777, and included primarily the repayments of the exchangeable bonds issued on 7 June 1999 amounting to Euro 450,485,000 and the PT/97 bond amounting to Euro 124,699,474.

(f) In 2005 and 2004, the Group payments regarding dividends were as follows:

	2005	2004

Portugal Telecom (Note 38)	395,085,000	267,485,504
PT Multimédia	24,478,010	5,327,366
Brasilcel's subsidiaries	17,346,247	16,115,983
Cabo Verde Telecom	5,370,566	5,521,524
Other	3,135,334	2,601,958

	445,415,157	297,052,335

(g) In 2005, the caption “Other payments resulting from financing activities” includes Euro 59,033,605 related with payments to the minority shareholders of PT Multimédia under its warrants program, and Euro 51,406,132 related to exchange rate derivatives contracted by Vivo.

(h) The reconciliation between the amount recorded in balance sheet as cash and cash equivalents and the amount recorded in cash flow statement at year-end, were as follows:

	2005	2004

Cash and cash equivalents	612,158,485	442,766,941
Bank overdrafts (Note 32)	-	(14,647,937)

Cash and cash equivalents at the end of the period	612,158,485	428,119,004

42. Related Parties

Balances and transactions between Portugal Telecom and subsidiaries were eliminated in the consolidation process, therefore were not disclosed herein. The terms and contractual conditions in agreements entered by Portugal Telecom and subsidiaries are similar to those applicable to other independent entities in similar transactions.

Some of the major shareholders of Portugal Telecom are financial institutions and in the ordinary course of business, Portugal Telecom entered in various transactions with those entities. The terms and contractual conditions in agreements entered by Portugal Telecom and those related parties are similar to those applicable to other independent entities in similar transactions. Under the above mentioned agreements, Portugal Telecom rendered telecommunications services and those financial institutions rendered financial consultancy and insurance services.

In addition, as at 31 December 2005, Portugal Telecom entered into the following agreements: (i) Portugal Telecom and Banco Espírito Santo entered into certain derivative financial instruments over PT Multimédia’s shares (Note 39); and (ii) Portugal Telecom, Banco Espírito Santo and Caixa Geral de Depósitos entered into an agreement to develop e-commerce activities.

Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire 1.5% of Telefónica’s share capital and Telefónica to acquire 10% of Portugal Telecom’s share capital. As at 31 December 2005, Telefónica held 9.96% of Portugal Telecom’s share capital.

Portugal Telecom entered into a Shareholders’ Agreement with Telefónica to manage Vivo and entered in certain international traffic agreements, which have substantially the same conditions to those of similar agreements with independent parties.

In 2005 and 2004, the remuneration of Board Members and related committees, is as follows:

	2005		2004

	Fixed	Variable	Fixed	Variable

Executive Committee	3,316,054	4,875,915	3,278,563	3,184,567
Non-executive board menbers	2,227,795	398,489	2,024,453	665,252
Supervisory Board	391,038	-	541,901	-
General Meeting	4,966	-	5,840	-

	5,939,853	5,274,404	5,850,757	3,849,819

43. Legal Claims

43.1. Regulatory authority

Portugal Telecom’s current operations are subject to regular investigations and inspections, generally conducted by ANACOM, by the European Commission and by the Portuguese Competition Authority, within the framework of compliance with the rules and regulations applicable to the Group. At the moment, investigations are being conducted by the Portuguese Competition Authority into alleged abusive practices, such as predatory pricing, margin squeezes and discriminatory practices. In the event Portugal Telecom is indicted for the non compliance with the applicable laws and regulations, under the relevant legislation fines and penalties could be imposed. Until this moment, PT Comunicações has twice been accused of allegedly denying access to the ducts in which the basic telecommunications network is installed. In response to these accusations, PT Comunicações held that, despite the fact that it has provided and is still providing the majority of the operators access to its ducts in a non discriminatory manner, according to its responsibilities of managing the said infra-structures, it considers that, given the circumstances, competition law should not prevent PT Comunicações from reserving the ducts to itself, in accordance with the conditions set in the telecommunications regulatory framework. PT Comunicações hopes that the Competition Authority arrives to the same conclusion once it concludes the ongoing investigations. PT Multimédia and TV Cabo have also been accused, in September 2005, of an allegedly forbidden practice under article 4 of Law 18/2003 (Portuguese Competition Law), following the celebration, in 27 March 2000, of a "Partnership Agreement" between PTM, TV Cabo and SIC-Sociedade Independente de Comunicação, S.A. (SIC), under the framework of the acquisition, submitted to prior notification, by SIC of Lisboa TV - Informação e Multimédia, S.A.. In response to this accusation, PTM and TV Cabo contested the alleged by the Competition Authority. Although the possibility of the application of penalties can not be excluded in those cases and in other cases, this would occur for the first time, and Portugal Telecom believes that, based on the information provided by its lawyers, as a matter of principle, these cases shall not have a material impact on its consolidated financial statements as at 31 December 2005.

Annual Report 2005	109

43.2. Other claims and legal actions

Probable claims and legal actions

As at 31 December 2005, there were several claims and legal actions against certain subsidiaries of the Group, where settlement is considered to be probable in accordance with the definitions of IAS 37. For those claims and legal actions, the Group recorded provisions (Note 36), based on the opinion of its internal and external legal council, to cover the probable future outflows, as follows:

Civil claims	38,455,536
Administrative claims (i)	22,253,098
Labor claims	11,247,828
Other	2,760,612

74,717,074

(i) This caption includes mainly a claim against TCO related with the privatisation of Telebrás in 1998, which is still pending resolution.

Possible claims and legal actions

As at 31 December 2005, there were several claims and legal actions against certain subsidiaries of the Group, where settlement is considered to be possible in accordance with the definitions of IAS 37. The nature of those claims and legal actions is as follows:

Civil claims	131,599,578
Labor claims	13,916,057
Other (i)	276,882,649

422,398,284

(i) This caption includes Euro 166,542,577 related to possible contingencies at Vivo, which are primarily related with tax issues, including value added taxes, income taxes and other indirect taxes.

44. Subsequent events

The following significant events occurred after 31 December 2005:

On 22 February 2006, the shareholders of TCP, TCO, Telesudeste, Teleleste and Celular CRT approved, in the respective Extraordinary General Meetings, the corporate restructuring of the Vivo group companies described in Note 1.

On 21 February 2006, PT Finance repaid the Eurobond issued on 21 February 2001 under PT’s GMTN program, which had an outstanding amount due of Euro 899,500,000 as at 31 December 2005 (Note 32).

On 8 March 2006, PT was downgraded to BBB+ by S&P and to Baa1 by Moody’s, as a result of PT’s announcement on 6 March 2006 that it is conditionally stepping up its shareholder remuneration policy until 2008 (Note 32).

45. Application of International Financial Reporting Standards

Portugal Telecom has adopted International Financial Reporting Standards (“IFRS”) in 2005, and in accordance with IFRS 1 – “First-Time Adoption of International Financial Reporting Standards” has used 1 January 2004 to compute all transition adjustments using the retrospective method, excluding some exceptions permitted by IFRS 1. Before the adoption of IFRS, PT’s financial statements were prepared in accordance with Portuguese Generally Accepted Accounting Principals (PGAAP).

45.1. Main differences between IFRS and PGAAP

45.1.1. Asset retirement obligation

Under IFRS, the acquisition cost of tangible assets should include the net present value of any future dismantling or removal liabilities, if they can be reliably estimated and the cash outflow is likely to occur. Under PGAAP, those liabilities should be recognised when the cost is incurred.

45.1.2. Sale and Lease Back transactions

PT has entered into Qualified Technological Equipment Transactions (Note 31) over certain of its telecommunications equipments and into sale and lease back transactions over certain of its buildings, and received up-front fees to enter in those transactions. Under IFRS, all gains obtained with the sale of the equipment should be recognised over the lease period, the assets should not be derecognised of the balance sheet and all special purpose vehicles (“SPV”) should be consolidated by the entities that substantially obtained all the economic benefits of the transaction (Note 3.l.ix)). Under PGAAP, gains were recognised in net income when obtained, for certain transactions the assets were derecognised of the balance sheet and the SPV’s were not consolidated.

45.1.3. Post retirement benefits

Under IFRS, and considering the provisions of IFRS 1 and the amendments to IAS 19, which became effective in November 2005 regarding post retirement benefits, PT has adopted the following accounting procedures: (1) the recognition of actuarial gains and losses in shareholders’ equity under the “Statement of Recognised Income and Expenses”; and (2) the amortisation of the transition obligation over a period of five years, which as at the date of the transition have been fully eliminated. Under PGAAP, all actuarial gains and losses and transition obligation were amortised through the net income during the average working life of employees. As at 1 January 2004, net actuarial losses and the transition obligation under PGAAP amounted to Euro 890 million and Euro 73 million respectively.

45.1.4. Profit sharing and bonus plans

Under IFRS, the costs incurred with profit sharing plans, including the deliver of PT shares to employees, are recognised at fair value in the income statement when the obligation is assumed. Under PGAAP, this cost is recognised directly in shareholders’ equity when the distribution of shares occurs.

45.1.5. Provisions for restructuring

Under IFRS, provisions for restructuring can only be recognised when certain criteria established by IAS 37 are met, namely the existence of a plan approved by management, the ability to reasonably measure the obligation and the likelihood of a cash outflow, among others. Under PGAAP, the recognition of provisions is subject to a less stringent criteria.

45.1.6. Goodwill amortisation

Under IFRS, goodwill recognised in the acquisition of financial investments is not amortised, being subject to periodic impairment tests (Note 2.a)). Under PGAAP, goodwill is amortised through income, although being also subject to periodic impairment tests. IFRS 1 established that transition data for the application of this rule should be applied only after 1 January 2004.

45.1.7. Amortisation of telecommunication licenses

Under IFRS, telecommunication licenses are amortised on a straight line basis during their useful lives (Note 3.d)). The use of different amortisation methodologies is allowed under P GAAP according to the expected benefits obtained from the use of the license.

Annual Report 2005	111

45.1.8. Purchase price allocation

Under IFRS, the purchase price should be allocated to the fair value of the assets and liabilities acquired, to unrecognised intangible assets, and the remaining portion to goodwill (Note 2.a)). PT used the exception of IRFS 1, and has only applied this rule to business combinations entered after 1 January 2004. Under PGAAP, the excess amount of the proportional net assets acquired by PT was usually allocated to goodwill, except in relation to the licenses held by Vivo’s subsidiaries.

45.1.9. Start-up and research and development expenses

Under IFRS, start-up expenses are recognised when incurred. Under PGAAP, start-up expenses are recognised as an intangible asset and are amortised on a straight line basis. Under IFRS, expenses related to the research phase should be recognised when incurred, and development expenses may be recognised as an intangible, if any future benefit is expected, and amortised on a straight line basis during the period benefits are expected to occur. Under PGAAP, research and development expenses are recognised as an intangible asset and are amortised on a straight line basis, if any future benefit is expected to occur.

45.1.10. Deferred costs

Under IFRS, deferred costs related to training, marketing and publicity and maintenance and repairs are recognised when incurred. Under PGAAP, certain of these costs can be recognised as an intangible asset and amortised on a straight line basis, if any future benefit is expected to occur.

45.1.11. Subscriber Acquisition Costs (SACs)

Under IFRS, SACs can be recognised in net income when incurred or alternatively recognised as an intangible asset and amortised over the expected life of the customer (in the case that SACs can be allocated to each customer). PT opted to recognize SACs when incurred, which differs from its previous PGAAP policy of deferring SACs.

45.1.12. Financial instruments

Under IFRS, financial instruments are measured at fair value with the change in the fair value being recognised either in net income or shareholders’ equity, depending on the possibility of applying hedge accounting according to the rules of IAS 39. Under PGAAP, changes in the fair value of financial instruments that are clearly identified as held for sale are recognised in the income statement.

45.1.13. Equity swaps on own shares

Under IFRS, equity swaps on own shares contracted by PT comply with the requirements of IAS 32 to be recognised as a liability related with the acquisition of treasury shares. Under PGAAP, a provision is recognised in the income statement, if the fair value of the equity swaps is negative.

45.1.14. Exchangeable bonds

Under IFRS, exchangeable bonds are initially recognised in two components: (1) the present value of the liability; and (2) the market value of the exchange option in shareholders’ equity. The liability is subsequently measured at amortised cost. Under PGAAP, exchangeable bonds are recognised as a liability until the maturity date.

45.1.15. Revenue recognition

Under IFRS, revenues from the sale of bundling products/services should be allocated between all of its components, and recognised in accordance with the criteria defined for each component. Under PGAAP, revenues from bundling products/services are recognised when the sale of those bundled products/services occurs.

45.1.16. Financial investments (available for sale)

Under IFRS, financial investments classified as available for sale should be measured at fair value and the change in fair value recognised in shareholders’ equity; on the disposal of the investment, all accumulated changes in the fair value should be allocated to net income. Under PGAAP, the financial investments are recognised at the lower of acquisition cost or market value, with the related adjustments being recorded in the income statement.

45.1.17. Reclassifications

Under IFRS, certain reclassifications were made to the financial statements under PGAAP. The major reclassifications were as follows:

  Provisions for financial investments were deducted from the correspondent asset;
  Provisions for tangible and intangible assets were deducted from the correspondent asset;
  Investment subsidies not yet recognised in income were deducted from the carrying value of the correspondent asset;
  Certain revenues are recognised gross of the related costs; and
  Goodwill generated in the acquisition of associated companies was recognised as a financial investment (Note 28).

45.2. Impacts

The reconciliation between PGAAP and IFRS of shareholders’ equity before minority interests as of 1 January and 31 December 2004, is as follows:

	1 January 2004	31 December 2004

Equity before minority interests according
with Portuguese GAAP	2,940,826,925	2,704,777,172
Asset retirement obligation (1)	(18,351,258)	(19,775,185)
Sale and lease back transactions (2)	(36,497,546)	(38,015,449)
Post retirement benefits (3)	(696,529,567)	(765,367,047)
Provisions for restructuring (5)	11,347,046	7,367,542
Goodwill amortisation (6)	-	93,251,718
Amortization of telecommunication licenses (7)	(59,785,832)	(77,652,007)
Purchase price allocation (8)	-	(1,382,916)
Start-up and research and development expenses (9)	(30,464,373)	(28,053,433)
Deferred costs (10)	(8,256,777)	(5,717,873)
Subscriber acquisition costs (11)	(24,175,458)	(18,378,479)
Financial instruments (12)	20,609,222	14,972,851
Equity swaps on own shares (13)	(198,826,466)	(189,751,440)
Exchangeable bonds (14)	7,414,034	3,414,970
Revenue recognition (15)	(9,039,903)	(9,406,260)
Available for sale securities (16)	-	2,864,216

	(1,042,556,878)	(1,031,628,792)
Effect of IFRS adjustments on minority interests	13,945,317	13,395,657

Adjustments net of minority interests	(1,028,611,561)	(1,018,233,135)

Equity before minority interests according with IFRS	1,912,215,364	1,686,544,037

Annual Report 2005	113

The reconciliation between PGAAP and IFRS of net income attributable to the equity holders of the parent for the year ended 31 December 2004, is as follows:

Net income according with Portuguese GAAP	500,125,395

Asset retirement obligation (1)	(1,423,927)
Sale and lease back transactions (2)	(1,517,902)
Post retirement benefits (3)	60,394,779
Profit sharing and bonus plans (4)	(4,509,942)
Provisions for restructuring (5)	(3,979,504)
Goodwill amortisation (6)	97,122,490
Amortization of telecommunication licenses (7)	(21,335,604)
Purchase price allocation (8)	(1,382,916)
Start-up and research and development expenses (9)	2,410,941
Deferred costs (10)	2,602,560
Subscriber acquisition costs (11)	5,796,979
Financial instruments (12)	515,692
Equity swaps on own shares (13)	(8,196,562)
Exchangeable bonds (14)	(3,999,064)
Revenue recognition (15)	1,019,224

123,517,244
Effect of IFRS adjustments on minority interests	(443,205)

Adjustments net of minority interests	123,074,039

Net income according with IFRS	623,199,434

The reconciliation between PGAAP and IFRS of the balance sheets as of 1 January 2004 and 31 December 2004, is as follows:

	1 January 2004 (PGAAP)		1 January 2004 (IFRS)
		IFRS Adjustments

Assets
Current assets	5,039,658,452	(743,787,240)	4,295,871,212
Investments in group companies	390,623,158	(83,834,708)	306,788,450
Other investments	57,456,034	-	57,456,034
Intangible fixed assets	3,150,122,385	35,431,836	3,185,554,221
Tangible fixed assets	4,267,958,038	(67,672,410)	4,200,285,628
Deferred taxes	583,471,389	872,454,342	1,455,925,731
Other non-current assets	68,525,804	942,155,349	1,010,681,153

Total assets	13,557,815,260	954,747,169	14,512,562,429

Liabilities
Current liabilities	3,354,484,714	171,424,016	3,525,908,730
Accrued post-retirement liability	1,256,038,995	958,376,835	2,214,415,830
Deferred taxes	300,731,656	38,125,000	338,856,656
Other non-current liabilities	5,061,765,002	829,378,196	5,891,143,198

Total liabilities	9,973,020,367	1,997,304,047	11,970,324,414

Shareholder's equity
Equity before minority interests	2,940,826,925	(1,028,611,561)	1,912,215,364
Minority interests (Note 18)	643,967,968	(13,945,317)	630,022,651

Total shareholder's equity	3,584,794,893	(1,042,556,878)	2,542,238,015

Total liabilities and shareholder's equity	13,557,815,260	954,747,169	14,512,562,429

	31 December 2004		31 December 2004
	(PGAAP)	IFRS Adjustments	(IFRS)

Assets
Current assets	4,667,050,200	(694,189,114)	3,972,861,086
Investments in group companies	321,849,193	(3,551,240)	318,297,953
Other investments	110,763,483	3,950,643	114,714,126
Intangible fixed assets	3,212,854,903	32,071,114	3,244,926,017
Tangible fixed assets	4,062,860,276	(126,588,563)	3,936,271,713
Deferred taxes	491,978,536	931,022,980	1,423,001,516
Other non-current assets	96,052,569	822,563,255	918,615,824

Total assets	12,963,409,160	965,279,075	13,928,688,235

Liabilities
Current liabilities	3,783,149,173	294,002,763	4,077,151,936
Accrued post-retirement liability	1,269,868,244	1,051,688,140	2,321,556,384
Deferred taxes	288,726,354	39,130,053	327,856,407
Other non-current liabilities	4,335,863,586	612,086,911	4,947,950,497

Total liabilities	9,677,607,357	1,996,907,867	11,674,515,224

Shareholder's equity
Equity before minority interests	2,704,777,172	(1,018,233,135)	1,686,544,037
Minority interests (Note 18)	581,024,631	(13,395,657)	567,628,974

Total shareholder's equity	3,285,801,803	(1,031,628,792)	2,254,173,011

Total liabilities and shareholder's equity	12,963,409,160	965,279,075	13,928,688,235

Annual Report 2005	115

EXHIBIT I

I.1. Subsidiary Companies

I.2. Associated Companies

I.3. Companies Consolidated by the Proportional Method

Exhibit – Details of Subsidiary, Affiliated and Investee Companies

I. Subsidiaries Companies

The following companies were included in the consolidation as at 31 December 2005 and 2004:

			Percentage of ownership

	Head
Company	office	Activity	2005		2004

			Direct	Effective	Effective

Portugal Telecom (parent company)	Lisbon	Holding company.
(Note 1)

Academia Global, Ltda. (a)	São Paulo	Development and commercialization of technological goods and services in the areas of education and professional training, including support services.	PTM.com Brasil (100%)	100.00%	100.00%

Açormedia - Comunicação Multimedia e Edição de Publicações, S.A. (“Açormedia”) (b)	Ponta Delgada	Providing services on edition of publications, audiovisual communication, multimedia services and edition of books.	-	-	- 44.18%

Cabo TV Açoreana, S.A.	Ponta Delgada	Distribution of television signals by cable and satellite in the Azores area.	TV Cabo Portugal (83.82%)	48.98%	48.24%

Cabo TV Madeirense, S.A.	Funchal	Distribution of television signals by cable and satellite in the Madeira area.	TV Cabo Portugal (69%)	40.32%	39.71%

Cabo Verde Telecom, S.A.	Praia	Fixed and mobile telecommunications services in Cabo Verde.	PT Ventures (40%)	40.00%	40.00%

Canal 20 TV, S.A.	Madrid	Distribution of TV products.	PT Multimedia (50%)	29.22%	28.78%

Contact Cabo Verde – Telemarketing e Serviços de Informação, S.A.	Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%

China Pathway Logistics BV (c)	Pequim	Management of investments.	PT Ventures (66,66%)	66,66%

CST – Companhia Santomense de Telecomunicações, S.A.R.L.	São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	PT Comunicações (51%)	51.00%	51.00%

Directel - Listas Telefónicas Internacionais, Lda. (“Directel”)	Lisbon	Publication of telephone directories and operation of related data bases.	PT Ventures (100%)	100.00%	100.00%

Directel Cabo Verde – Serviços de Comunicação, Lda.	Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%) Cabo Verde Telecom (40%)	76.00%	76.00%

Directel Macau – Listas Telefónicas, Lda.	Macau	Publication of telephone directories and operation of related databases in Macau.	Directel (75%) PT Ásia (5%)	80.00%	80.00%

Directel Uganda – Telephone Directories, Limited	Uganda	Publication of telephone directories.	Directel (90%)	90.00%	90.00%

Annual Report 2005	117

			Percentage of ownership

	Head
Company	office	Activity	2005		2004

			Direct	Effective	Effective

DirectMedia Ásia, Lda.	Hong Kong	Publishing of B2B directories.	Directel (99%) PT Ásia (1%)	100.00%	100.00%

Elta - Empresa de Listas Telefónicas de Angola, Lda.	Luanda	Publication of telephone directories.	Directel (55%)	55.00%	55.00%

Empracine - Empresa Promotora de Actividades Cinematográficas, Lda.	Lisbon	Developing activities on movies exhibition.	Lusomundo SII (100%)	58.36%	57.48%

Empresa Cine Mourense, Lda. (a)	Moura	Cinema exhibition.	PT Multimedia (99.46%)	58.12%	57.25%

Empresa de Recreios Artísticos, Lda. (“ERA”) (a)	Lisbon	Cinema exhibition.	Lusomundo SII (87.90%) PT Multimedia (4.03%)	53.65%	52.85%

Global Notícias Publicações, S.A.(b)	Oporto	Newspaper edition and publication.	-	-	48.95%

Grande Reportagem - Sociedade Editora, Lda. (b)	Lisbon	Edition, commercialization, distribution and import/export of both periodical and non-periodical publications.	-	-	49.09%

Grafilme – Sociedade Impressora de Legendas, Lda.	Lisbon	Providing services on audiovisual subtitling.	Lusomundo Audiovisuais (50%)	32.46%	31.98%

Guinetel, S.A. (a)	Bissau	Provision of public telecommunications services.	PT II (55%)	55,00%	55,00%

Guiné Telecom – Companhia de Telecomunicações da Guiné-Bissau, S.A.R.L. (a)	Bissau	Provision of public telecommunications services.	PT Comunicações (51.14%)	51.14%	51.14%

Hotel Video - Prestação de Serviços, Lda. (e)	Lisbon	Establishment of video systems on Hotels and similar spaces.	PTM (60%)	35.06%	34.53%

Infonet Portugal – Serviços de Valor Acrescentado, Lda.	Lisbon	Commercialization of value added products and services in the area of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	90.00%

Janela Digital - Informativo e Telecomunicações, Lda ("Janela Digital") (a)	Caldas da Rainha	Development of IT solutions to the real state market.	PT.com (50%)	50.00%	50.00%

Jornal do Fundão Editora, Lda.(b)	Fundão	Newspaper edition and publication.	-	-	25.20%

Kenya Postel Directories, Ltd. (d)	Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	60.00%	55.00%

Leo Louise BV (c)	Amsterdam	Management of investments.	PT Ventures (100%)	100.00%	-

LTM - Listas Telefónicas de Moçambique, Lda.	Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	50.00%	50.00%

			Percentage of ownership

	Head
Company	office	Activity	2005		2004

			Direct	Effective	Effective

Lusomundo Audiovisuais, S.A.	Lisbon	Import, commercialization, distribution and production of audiovisual products.	PT Multimedia (100%)	58.43%	57.56%

Lusomundo Cinemas, S.A.	Lisbon	Cinema exhibition.	PT Multimedia (100%)	58.43%	57.56%

Lusomundo Editores, S.A.	Lisbon	Movies distribution.	PT Multimedia (100%)	58.43%	57.56%

Lusomundo España, SL (“Lusomundo Espana”)	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	PT Multimedia (100%)	58.43%	57.56%

Lusomundo - Sociedade Investimentos Imobiliários, SGPS, S.A. (“Lusomundo SII”)	Lisbon	Management of Real Estate.	PT Multimedia (99.87%)	58.36%	57.48%

Lusomundo Imobiliária 2, S.A.	Lisbon	Management of Real Estate.	Lusomundo SII (99.80%)	58.24%	57.37%

Lusomundo Media (b)	Lisbon	Management of investments.	-	-	49.09%

Lusomundo Moçambique, Lda.	Maputo	Cinema exhibition.	Lusomundo Cinemas (100.00%)	58.43%	57.56%

Lusomundo Serviços (b)	Lisbon	Management of investments.	-	-	57.56%
			-	-

Marconi France Telecommunications SAS (e)	Paris	Provision of telecommunications services.	-	-	100.00%

Marconi Sprint - Serviços de Comunicação, Lda. (f)	Lisbon	Commercialization of data and voice transmission telecommunications services.	-	-	51.00%

Marconi Suisse Telecommunications, S.A.R.L (e)	Lausanne	Provision of telecommunications services.	-	-	100.00%

Mobitel, S.A.	São Paulo	Call center services.	PT Brasil (95.74%)	95.74%	56.96%

Motormédia - Comércio, Publicidade e Serviços Multimedia, S.A. (a)	Lisbon	Services rendered in connection with advertising, commercial and multimedia services in connection with the commercialization of a site dedicated to the car sector.	PT.com (100%)	100%	100%

Naveprinter - Indústria Gráfica do Norte, S.A. (b)	Oporto	Providing services on publishing and graphic art.	-	-	44.53%

Notícias Direct – Distribuição ao Domicílio, Lda.(b)	Lisbon	Home delivery of publications and other services.	-	-	57.56%

Annual Report 2005	119

			Percentage of ownership

	Head
Company	office	Activity	2005		2004

			Direct	Effective	Effective

Ocasião – Edições Periódicas, Lda. (“Ocasião”) (b)	Almada	Newspaper edition and publication.	-	-	48.95%

Portugal Telecom Argentina, S.A. (f)	Buenos Aires	Provision of telecommunications services.	-	-	50.01%

Portugal Telecom Ásia, Lda. ("PT Ásia")	Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (95.92%) PT Comunicações (4.04%)	99.96%	99.96%

Portugal Telecom Brasil, S.A. ("PT Brasil")	São Paulo	Management of investments.	Portugal Telecom (99.95%) PT Comunicações (0.05%)	100.00%	100.00%

Portugal Telecom Europa, S.P.R.L. ("PT Europa") (a)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98.67%)	98.67%	98.67%

Portugal Telecom Inovação, S.A. (“PT Inovação”)	Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	Portugal Telecom (100%)	100.00%	100.00%

Portugal Telecom Inovação Brasil, Ltda.	São Paulo	Development of information technologies and telecommunications services.	PT Inovação (100%)	100.00%	100.00%

Portugal Telecom Internacional Finance B.V	Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%

Portugal Telecom North América, Inc. (e)	Washington	Promotion and marketing of products, preparation of projects, studies and assessments, and the development of investment projects in the telecommunications area.	-	-	100.00%

Premium TV Portugal, S.A.(g)	Lisbon	Development and promotion of "pay-TV" and multimedia services, including licensing of TV programs.	-	-	57.56%

Previsão – Sociedade Gestora de Fundos de Pensões, S.A. (“Previsão”)(h)	Lisbon	Pension fund management.	Portugal Telecom (78.12%)	78.12%	78.12%

PrimeSys, Soluções Empresariais, S.A. (b)	São Paulo	Provision of services in the areas of information technology and telecommunications.	PT Brasil (100%)	100.00%	100.00%

PT Acessos de Internet Wi-Fi, S.A.	Lisbon	Provides wireless Internet access services.	Portugal Telecom (100%)	100.00%	100.00%

			Percentage of ownership

	Head
Company	office	Activity	2005		2004

			Direct	Effective	Effective

PT Comunicações, S.A. (“PT Comunicações”)	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	Portugal Telecom (100%)	100.00%	100.00%

PT Compras – Serviços de Consultoria e Negociação, S.A.	Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	100.00%

PT Contact - Telemarketing e Serviços de Informação, S.A. ("PT Contact")	Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Comunicações (100%)	100.00%	100.00%

PT Conteúdos - Actividade de Televisão e de Produção de Conteúdos, S.A. (former TV Cabo Audiovisuais)	Lisbon	Production and sale of television programs and advertising management.	PT Televisão por Cabo (100%)	58.43%	57.56%

PT Corporate	Lisbon	Providing all services available in the Group, in the fixed line and mobile telecommunications and information systems	Portugal Telecom (100%)	100.00%	100.00%

PT Investimentos Internacionais, S.A. (“PT II”)	Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%

PT Meios - Serviços de Publicidade e Marketing, S.A.	Lisbon	Purchase, sale and exchange of space advertising, analysis of marketing investment projects.	Portugal Telecom (100%)	100.00%	100.00%

PT Móveis, SGPS, S.A. (“PT Móveis”)	Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%

PT Multimedia – Serviços de Telecomunicações e Multimedia, SGPS, S.A.(i)	Lisbon	Management of investments in the multimedia business.	Portugal Telecom (58.43%)	58.43%	57.56%

PT Multimedia.com Brasil, Ltda. (“PTM.com Brasil”)	São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%

PT Multimedia.com Participações, S.A.	São Paulo	Management of investments.	PT.Com (100%)	100.00%	100.00%

PT Multimedia - Serviços de Apoio à Gestão , S.A. (a)	Lisbon	Providing management support services.	PT Multimedia (100%)	58.43%	57.56%

PT Prestações Mandatária de Aquisições e Gestão de Bens, S.A. (“PT Prestações”) (a)	Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%

PT Prime, SGPS, S.A. (Prime SGPS)	Lisbon	Management of investments, under the business areas of corporate market and large customers.	Portugal Telecom (100%)	100.00%	100.00%

Annual Report 2005	121

			Percentage of ownership

	Head
Company	office	Activity	2005		2004

			Direct	Effective	Effective

PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, S.A.	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (100%)	100%	100%

PT Prime Tradecom – Soluções Empresariais de Comércio Electrónico, S.A. ("Tradecom”)	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Prime SGPS (66%)	66.00%	66.00%

PT Pro, Serviços Administrativos e de Gestão Partilhados, S.A.	Lisbon	Shared services center.	Portugal Telecom (100%)	100.00%	100.00%

PT Sistemas de Informação, S.A. (“PT SI”)	Oeiras	Provision of IT systems and services.	Portugal Telecom (99.8%) PT Comunicações (0.1%) TMN (0.1%)	100.00%	100.00%

PT Televisão por Cabo, SGPS, S.A.	Lisboa	Management of investments in television by cable market.	PT Multimedia (100%)	58.43%	57.56%

PT Ventures, SGPS, S.A. (“PT Ventures”)	Lisbon	Management of investments in international markets.	Portugal Telecom (100%)	100.00%	100.00%

PT.com – Comunicações Interactivas, S.A.	Lisbon	Services rendered development and sale of communication product services, information and multimedia services.	Portugal Telecom (100%)	100.00%	100.00%

Rádio Canal Aberto, Lda. (b)	Ponta Delgada	Rádio broadcasting and communication activities.	-	-	35.39%

Rádio Comercial dos Açores, Lda. (b)	Ponta Delgada	Rádio broadcasting and communication activities.	-	-	44.18%

Rádio Notícias - Produções e Publicidade, S.A. (“Rádio Notícias”) (b)	Lisbon	Developing activities on production of radio broadcast programs, including publicity products.	-	-	40.58%

Rádio Press - Comunicação e Radiodifusão, Lda.(b)	Oporto	Activities on radio broadcasting, edition and commercialization of records, and other kind of audiovisual material.	-	-	40.58%

Regiforum – Empreendimentos Comerciais e Culturais, Lda. (a)	Lisbon	Operation of the Forum Telecom building, having for that purpose a contract transferring the operation of the building to Portugal Telecom.	PT Comunicações (100%)	100.00%	100.00%

RJN - Rádio Jornal do Norte, Lda.(b)	Oporto	Developing activities on production of radio broadcast programs, including publicity products.	-	-	40.58%

Simarc – Promoções Imobiliárias, S.A.	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%

			Percentage of ownership

	Head
Company	office	Activity	2005		2004

			Direct	Effective	Effective

Sportstat – Informação Desportiva Independente, S.A. (a)	Lisbon	Collection, processing, consultant providing, production, promotion and sale of statistical data and information.	PT.Com (99.98%)	99.98%	99.98%

Superemprego - Sistemas de Informação para Gestão de Recursos Humanos, S.A. (a)	Lisbon	Management and collection of information about the labor market.	PT.com (63.75%)	63.75%	63.75%

Teat Flower Trading Ltd. (a)	British Virgin Island	International Business Trading Company.	PT Comunicações (100%)	100.00%	100.00%

Telemática - Consultores de Telecomunicações e Informática, Lda.	Lisbon	Supply of computer equipment, training and installations.	PT Contact (100%)	100.00%	100.00%

Techlab - Electrónico, Lda. (a)	São Paulo	Provision of mobile aeronautical services.	PT Brasil (100%)	100.00%	100.00%

Timor Telecom, S.A.	Timor	Provider of telecommunications services in Timor	TPT (54.01%)	41.12%	38.15%

TMN – Telecomunicações Móveis Nacionais, S.A.	Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	Portugal Telecom (100%)	100.00%	100.00%

TSF - Rádio Jornal de Lisboa, Lda.(b)	Lisbon	Radio broadcasting including production of programs and publicity products.	-	-	40.58%

TPT - Telecomunicações Publicas de Timor, S.A. (“TPT”)	Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Ventures (75.16%) PT Ásia (0.98%)	76.14%	76.14%

TV Cabo Macau, S.A.(h)	Macau	Distribution of television and audio signals, installation and operation of a public telecommunications system and provision of video services, in Macau.	PT Ventures (67.5%) PT Ásia (20%)	87.49%	74.98%

TV Cabo Portugal, S.A.	Lisbon	Distribution of television by cable, conception, realization, production and broadcasting of television programs, operation of telecommunications services.	PT Televisão por Cabo (100%)	58.43%	57.56%

Web-Lab, SGPS, S.A.(h)	Lisbon	Managemnt of investments.	Portugal Telecom (90%)	90.00%	90.00%

(a) These companies were consolidated by the equity method.
(b) These companies were classified in the financial statements as at 31 December 2004 as operations available for sale (Note 17) and were sold during 2005.
(c) These companies were acquired during 2005.
(d) Directel increased its participation in this company during 2005.
(e) These companies were disposed during 2005.
(f) These companies were liquidated during 2005.
(g) As at 31 December 2005, that company was merged into PT Conteúdos.
(h) As at 31 Decembre, these companies were fully consolidated.
(i) During 2005, PT Multimédia, decreased its share capital as part of a share buy back operation, and as a consequence Portugal Telecom increases its participation in that company.

Annual Report 2005	123

II. Associated Companies

The associated companies as at 31 December 2005 and 2004 were as follows:

			Percentage of ownership

	Head
Company	office	Activity	2005		2004

			Direct	Effective	Effective

24 Horas Inc. (a)	Newark	Edition of publications.	-	-	24.96%

BEST – Banco Electrónico de Serviços Total, S.A. (“Banco Best”)	Lisbon	Provision of e.banking services.	PT.com (34%)	34.00%	34.00%

CTM – Companhia de Telecomunicações de Macau, S.A.R.L.	Macau	Provision of public telecommunications services, in Macau.	PT Comunicações (3%) PT Ventures (25%)	28.00%	28.00%

Distodo - Distribuição e Logística, Lda. (b)	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo Audiovisuais (50%)	29.22%	28.78%

Diverfun - Centros de Recreio, Lda. (“Diverfun”) (c)	Lisbon	Establishment and management of entertainment spaces.	-	-	57.56%

Entigere – Entidade Gestora Rede Multiserviços, Lda. (d)	Lisbon	Networks management.	PT Ventures (29%)	29.00%	-

Empresa do Diário de Notícias, Lda. (a)	Funchal	Publications production and commercialization.	-	-	19.64%

Empresa Gráfica Funchalense, S.A. (a)	Lisbon	Services provider of graphic art namely typography, lithography, plasticizing, book binding, photocomposition and offset.	-	-	28.78%

Hungaro Digitel KFT	Budapeste	Provision of telecommunications services.	PT Ventures (44.62%)	44.62%	44.62%

Idealyze, S.A. (e)	São Paulo	Production and commercialization of internet products.	-	-	33.33%

Lisboa TV – Informação e Multimedia, S.A.	Lisbon	Television operations, notably production and commercialization of programs and publicity.	PT Conteúdos (40%)	23.37%	23.02%

Lusa – Agência de Notícias de Portugal, S.A. (a)	Lisbon	News agency.	-	-	13.44%

Médi Telecom	Casablanca	Provision of mobile services in Morocco.	PT Móveis (32.18%)	32.18%	32.18%

Multicert – Serviços de Certificação Electrónica, S.A.	Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	20.00%

Multitel - Serviços de Telecomunicações, Lda.	Luanda	Provision of data communications services and digital information communication services, in Angola.	PT Ventures (35%)	35.00%	35.00%

Mundifun - Centros de Recreio, Lda. (c)	Lisbon	Establishment and management of entertainment spaces.	-	-	37.70%

124

			Percentage of ownership

	Head
Company	office	Activity	2005		2004

			Direct	Effective	Effective

Octal TV, SA.	Lisbon	Development, commercialization, training and consultancy in systems for interactive and broad band television.	PT Multimedia (20%)	11.69%	11.51%

Páginas Amarelas, S.A. ("Páginas Amarelas")	Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24.88%) PT Prime (0.125%)	25.00%	25.00%

Siresp – Gestão de Rede Digitais de Segurança e Emergência, S.A.	Lisbon	Networks management.	PT Ventures (15.27%)	15.27%	25.00%

SGPICE - Sociedade de Gestão de Portais de Internet e Consultoria de Empresas, S.A.	Lisbon	Developing activities providing global products and services for internet support.	PT Comunicações (11.11%) PT Multimedia (11.11%) Prime SGPS (11.11%)	28.72%	28.61%

Sportinvest Multimedia, SGPS, S.A.	Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%

Tele Larm Portugal – Transmissão de Sinais, S.A.	Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	50.00%	50.00%

Teledata de Moçambique, Lda.	Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	PT Ventures (50%)	50.00%	50.00%

Telesat - Satellite Communications, Limited	Macau	Operation of land based satellite stations, commercialization of private telecommunications network services.	PT Ventures (18.52%) PT Ásia (3.7%)	22.22%	24.44%

Tradecom Brasil S.A	São Paulo	Development services of electronic commerce in Latin America.	Tradecom Internacional (20%)	4.00%	-

Tradecom International N.V.	Rotterdam	Development services of electronic	Prime SGPS (20%)	20.00%	20.00%
		commerce in Latin America.

TV Lab - Serviços e Equipamentos Interactivos, S.A.	Lisbon	Developing digital tv interactive solutions.	PT.com (50%)	50.00%	50.00%

UOL, Inc. (e)	São Paulo	Provides Internet services and produces Internet contents.	PT SGPS(6.8.%) PT Brasil (22.22%)	29.00%	28.41%

Unitel	Luanda	Mobile telecommunications services, in Angola.	PT Ventures (25%)	25.00%	25.00%

Vasp – Sociedade de Transporte e Distribuições, Lda.(“Vasp”) (a)	Sintra	Providing distribution services of publications and other products.	-	-	19.19%

Warner Lusomundo Sogecable Cines de España, S.A. (c)	Madrid	Management of entertainment activities.	-	-	19.19%

Wisdown Tele Vision - Serviços e Produtos de Televisão, Lda.	Lisbon	Development of services and products related with new technology in the TV market.	PT .com (50%)	50.00%	50.00%

(a) These companies were sold following the disposal of the investment in Lusomundo Media in the second half of 2005.
(b) During the first half of 2005, Lusomundo Serviços disposed its participation in this company to Lusomundo Audiovisuais.
(c) This company was sold in the second half of 2005.
(d) This company was acquired in 2005.
(e) Following the restructuring of Portugal Telecom’s investment in UOL, Portugal Telecom disposed its investment in Idealyse and increased its interest in UOL to 29.0% (Note 28).

Annual Report 2005	125

III. Companies consolidated by the proportional method

			Percentage of ownership

	Head
Company	office	Activity	2005		2004

			Direct	Effective	Effective

Avista	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Brasilcel, N.V.	Amsterdan	Management of investments.	PT Móveis (50.00%)	50.00%	50.00%

Celular CRT Participações, S.A. (“Celular CRT Participações”) (a)	Porto Alegre	Mobile cellular services operator.	TBS (29.63%) Brasilcel (23.75%) Avista (15.39%)	34.38%	34.16%

Global Telecom, S.A. (b)	Coritiba	Mobile cellular services operator.	TCP (100%)	33.05%	32.56%

Portelcom Participações, S.A. (“Portelcom”)	São Paulo	Management of investments.	Brasilcel	50.00%	50.00%
			(60.15%)
			Ptelecom Brasil
			(39.85%)

Ptelecom Brasil, S.A. (“Ptelecom”)	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Sport TV Portugal, S.A.	Lisbon	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services	PT Conteúdos (50%)	29.22%	28.78%

Sudeste Celular Participações, S.A. (“Sudeste Celular”)	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Tagilo Participações, Lda. (“Tagilo”)	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

TBS Celular Participações, S.A. (“TBS”)	São Paulo	Management of investments.	Brasilcel (73.27%); Sudeste Celular(22.99)	48.13%	48.13%

Tele Sudeste Celular Participações, S.A. (“Tele Sudeste”) (c)	Rio de Janeiro	Mobile cellular services operator.	Brasilcel (50.47%) Sudeste (25.54%) Tagilo (10.90%) Avista (4.11%)	45.51%	45.44%

Tele Leste Celular Participações, S.A. (“Tele Leste”) (d)	Baia	Mobile cellular services operator.	Avista (22.65%) Sudestecel (22.26%) Brasilcel (3.36%) Tagilo (2.40%)	25.34%	25.29%

Telesp Celular Participações, S.A. (“TCP”) (b)	São Paulo	Management of investments.	Brasilcel (57.23%) Portelcom (8.86%)	33.05%	32.56%

Telesp Celular, S.A. (“Telesp Celular”)(b)	São Paulo	Mobile cellular services operator.	TCP (100%)	33.05%	32.56%

Tele Centro Oeste Celular Participações, S.A. (“TCO”) (e)	Brasilia	Mobile cellular services operator.	TCP (52.47%)	17.34%	16.74%

(a) As at 31 December 2005, the voting rights in this associated companies are 45.28% .
(b) As at 31 December 2005, the voting rights in this associated companies are 46.25% .
(c) As at 31 December 2005, the voting rights in this associated companies are 46.00% .
(d) As at 31 December 2005, the voting rights in this associated companies are 34.36% .
(e) As at 31 December 2005, the voting rights in this associated companies are 41.90% .

Report of Independent Auditors

Annual Report 2005	127

Deloitte & Associados, SROC S.A.
Inscrição na OROC n° 43
Registro na CMVM n° 231

Edifício Atrium Saldanha
Praça Duque de Saldanha, 1 - 6°
1050-094 Lisboa
Portugal

AUDITORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

(Translation of a report originally issued in Portuguese)

Introduction

1. Pursuant to the dispositions of article 245 of Portuguese Securities Market Code we hereby present our Auditors' Report on the consolidated fmancia1 information contained in the Board of Directors' Report and the consolidated financial statements of Portugal Telecom, SGPS, S.A. ("the Company") for the year ended 31 December 2005, which comprise the consolidated balance sheet that presents a total of 16,643,067,300 Euros and shareholders' equity of 2,582,077,365 Euros, including a net profit attributable to shareholders ofthe Company of 653,984,819 Euros, the consolidated statements of profit and loss by nature, of cash flows and of recognised income and expenses for the year then ended and the corresponding notes.

Responsibilities

2. The Company's Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, the consolidated results of their operations, the consolidated cash flows and the consolidated statement of recognised income and expenses; (ii) the preparation of historical financial information in accordance with Internationa1 Financial Reporting Standards adopted in the European Union, which is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of appropriate system of internal control; and (iv) the disclosure of any significant facts that have influenced the operations of the companies included in the consolidation, their financial position and results of operations.

3. Our responsibility is to audit the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our work.

Scope

4. Our audit was performed in accordance with the Auditing Standards ("Normas Técnicas e as Directrizes de Revisão/Auditoria") issued by the Portuguese Institute of Statutory Auditors ("Ordem dos Revisores Oficiais de Contas"), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the consolidation procedures and that the financial statements of the companies included in the consolidation have been appropriately audited, assessing the adequacy of the accounting policies used, their uniform application and their disclosure, taking into conside ration the circumstances, verifying the applicability of the going concern concept, verifying the adequacy of the overall presentation ofthe consolidated financial statements and assessing if, in all material respects, the consolidated financial information is complete, true, timely, clear, objective and licit. An audit also includes verifying that the consolidated financial information included in the consolidated Board of Directors' Report is consistent with the consolidated financial statements. We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

5. In our opinion, the consolidated fmancial statements referred to in paragraph 1 above, present fairly in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. as of 31 December 2005 and the consolidated results of its operations, its consolidated cash flows and the recognised income and expenses for the year then ended, in conformity with International Financial Reporting Standards adopted in the European Union and the financial information contained therein is, in terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit.

Emphasis

6. As disclosed in Note 2 to the accompanying consolidated financial statements, the Company presented for the first time, in 2005, consolidated financial statements prepared according to International Financial Reporting Standards adopted by the European Union (IAS/IFRS). The Company applied the dispositions of IFRS 1 - First-time Adoption of Internationa1 Financial Reporting Standards, in the transition process from Portuguese Accounting Standards (POC) to IFRS. Accordingly, the transition date for IFRS was 1 January 2004 and the financial information reported to this date and for the year 2004, previously presented according to POC, was restated to IFRS for comparative purposes. In Note 45, the Company discloses additional information related with the transition process, as required by the Internationa1 Financial Reporting Standards adopted in the European Union.

Lisbon, 16 March 2006

__________
DELOITTE & ASSOCIADOS, SROC S.A. Represented by Manuel Maria Reis Boto

The Corporate Governance Report

The purpose of the present report is to disclose the corporate governance structure and practices adopted by the Company with a view to complying with the provisions set forth in the Recommendations of the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários - “CMVM”) on the Governance of Listed Companies, as published in November 2005, as well as with the best international corporate governance practices. The present report has been drawn up in accordance with article 7 of the Portuguese Securities Code (Código dos Valores Mobiliários) and the model annexed to CMVM Regulation no. 7/2001, as amended by CMVM Regulations no. 11/2003 and no. 10/2005.

Annual Report 2005	1

Annual Report 2005	2

CHAPTER 0. COMPLIANCE STATEMENT

The Company fully adopts the CMVM Recommendations on the Governance of Listed Companies, as published in November 2005, except for Recommendations 4, 8, 8-A and 9, which are not complied with for the reasons identified hereunder.

The Chapters of the present Corporate Governance Report that contain a description of the measures adopted by the Company for compliance with the abovementioned CMVM Recommendations are identified hereunder.

CMVM RECOMMENDATION	COMPLIANCE	REPORT

I – Disclosure of Information:

1. The Company should ensure the existence of permanent contact with the market, respecting the principle of shareholder equal treatment and preventing asymmetries in investors access to information. For such purpose, the company should create an investor relations department.
	Yes	Chapter 1 Number 10

II – Exercise of Voting Rights and Shareholder Representation

2. The active exercise of voting rights, either directly, namely by correspondence, or by representation, should not be restricted.
For this purpose, the following qualify as restrictions to the active exercise of voting rights: a) the imposition of a prior deposit or share blocking period for participation in the general shareholders’ meeting that exceeds a 5 business day period; b) any by-laws restriction on voting by correspondence; c) the imposition of a period for the reception of voting declarations issued by correspondence that exceeds 5 business days prior; and d) the non-existence of voting bulletins available to shareholders for voting by correspondence.
	Yes	Chapter 2

III – Corporate Rules
Chapter 1 Number 5
3. The company should create an internal control system for the efficient detection of risks connected with the company’s activity, to safeguard its assets and to the benefit of transparency in its corporate governance.	Yes
Chapter 3 Number 2

4. Measures adopted to prevent the success of takeover bids should respect the interests of the company and its shareholders. Among others, defensive clauses the effect of which is to automatically cause an erosion in the company’s assets in the case of control transition or of change in the composition of the management, thus hindering the shares’ free transferability and shareholders’ free evaluation of the performance of members of the management are contrary to such interests.
	No (1)	Chapter 3 Number 3

IV – Management
	Yes	Chapter 4
Number 1
5. The management body should be composed of a plurality of members that effectively orient the management of the company and its heads.

5-A. The management body should include a sufficient number of non-executive directors whose role is to continuously follow and evaluate	Yes	Chapter 4
Number 1

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CMVM RECOMMENDATION	COMPLIANCE	REPORT

the company’s management by its executive members. Members of other corporate bodies may play a complementary role or, at least, a role of substitution, if the respective supervisory powers are equivalent and actually exercised.

6. The non-executive members of the management body should include a sufficient number of independent members. Where there is only one non-executive director, he should also be independent. Independent members of other corporate bodies can play a complementary role or, at least, a role of substitution, if the respective supervisory powers are equivalent and actually exercised.

Chapter 4
	Yes	Number 1

7. The management body should create internal control committees with powers to evaluate corporate structure and governance.	Yes	Chapter 1
Number 2

8. The remuneration of the members of the management body should be structured in order to allow the alignment of their interests with the company’s interests and should be annually disclosed in individual terms.
	No(2)	Chapter 4
Number 4

8-A. A statement concerning corporate body remuneration policy should be submitted for consideration by the annual general shareholders’ meeting.	Not applicable	Chapter 4
	(3)	Number 4

9. The members of the Compensation Committee or its equivalent should be independent in relation to the members of the management body.	No (4)	Chapter 1
Number 11

10. The proposal pertaining to the approval of share allotment plans, and/or share call options, or based on share price variations, to members of the management body and/or to employees should be submitted to the general shareholders’ meeting. The proposal should contain all the elements necessary for a correct evaluation of the plan. The proposal should be accompanied by the plan’s regulations or, where these have not yet been drawn up, by the general conditions which they must abide by.

	Yes	Chapter 1
Number 8

10-A. The company should adopt a policy for communication of irregularities allegedly occurred within the company, with the following elements: indication of the means that can be used for internal communication of irregular practices, including the persons with legitimacy to receive such communications, indication of the treatment to be given to any such communications, including confidential treatment where the communicator so wishes. This policy’s general guidelines should be disclosed in the company’s corporate governance report.

Chapter 4
	Yes	Number 6

(1) Although PT had not adopted, until 31 December 2005, any defence measures against takeover bids, CMVM considered, in its Analysis of Compliance with the Recommendations on the Governance of Listed Companies, that PT failed to comply with Recommendation no. 4.

However, besides the special rights in favour of the State as described further on, in this matter PT’s bylaws contain only, in their article 13, a limitation on the votes of a single shareholder, whereby the votes cast by a single shareholder of ordinary shares, directly or through a representative, on his own behalf or as representative of another shareholder, that exceed 10% of the total share capital, shall not be counted.

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This provision, which reflects an expansion of shareholder democracy (by reducing the voting power of major shareholders and correspondingly expanding the voting power of minorities) is also normally understood to possibly interfere with the success of takeover bids (since higher levels of shareholder participation are required to obtain control).

Notwithstanding this possible effect, the effect of promoting the improvement of conditions that make takeover bids attractive should not be ignored, given that only higher levels of adherence by the addressees allow the attainment of control thresholds.

The relative disfavour which this type of provisions has sometimes been regarded with in recent years, has nowadays been overcome to a large extent, as can be verified by the fact that in the Preliminary Draft for transposition of Directive 2004/25/EC, of 21 April 2004, on takeover bids, a distinctly optional regime has been contemplated, as permitted by the EU diploma, with what concerns its neutralization in the case of takeover bids.

(2) The Company believes that the final part of CMVM Recommendation no. 8, pertaining to the individualized breakdown of directors’ remunerations, should not be adopted as it considers that such option does not constitute the most correct vision and framework for this matter.

Because it is important to disclose information to shareholders on the overall value of remunerations paid to the members of the management body and, in particular, to the company’s executive management team , i.e., its Executive Committee, the Company discloses such information in no. 5 of Chapter 4 of this report.

However, given that the management bodies of companies in Portugal are governed by the principles of collectiveness and solidarity (which results, namely, in the legal imposition of joint liability), the breakdown of the remunerations individually paid to each of the members of the management bodies is also considered to not make sense.

Therefore, as the Company disagrees and does not adopt the individualized disclosure of the remunerations of the members of the corporate bodies, it maintains its position that the shareholder’s analysis of the performance of the company’s management should be made collectively. It is up to the Chairman of the Board of Directors, in the first place, as well as the Chairman of the Executive Committee, to analyse the individual performance of each director, while the Compensation Committee analizes the adequacy of their individual remuneration.

Thus, the Company provides shareholders and other interested parties with information pertaining to the remuneration of the directors in accordance with the provisions of no. 5 of Chapter IV of the Annex to Regulation no. 7/2001, which foresees that such information be provided either in individual or collective terms.

(3) Because the Compensation Committee that is going to establish the remuneration of the corporate bodies for the 2006-2008 period will only be appointed at the Annual General Shareholders’ Meeting of 2006, Recommendation no. 8-A should not be considered applicable to PT for the financial year of 2005.

(4) PT did not fully comply with CMVM Recommendation no. 9 in the financial year of 2005, since one of the members of the Compensation Committee is a non-executive director of the Company.

As referred to in Chapter 1, number 11. of the present Corporate Governance Report, the proposal and selection of the members of the Compensation Committee implicates the careful consideration of two fundamental concerns.

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On the one hand, the composition of the Compensation Committee by a majority of members that are independent from management, in accordance with the independence requisites foreseen in no. 9 of Chapter I of the Annex to CMVM Regulation no. 7/2001, in order to allow the respect and prevention of conflicts of Company interests with the interests of the members of the management body, in this matter.

On the other hand, the articulation of this Committee with that body (and, in particular, with its Remuneration Advisory Committee composed of independent directors) is sought through the presence of one independent director, in accordance with the determination criteria foreseen in article no. 2 of Article 1 of the said CMVM Regulation. This contributes to the consideration and alignment of the interests involved in the structuring and determination of director remuneration.

Thus, the hybrid model followed by the Company in this matter aims at ensuring the exemption and best pursuit of the Company’s interests, as well as reinforcing efficiency and independence in the determination of remunerations. For this reason, the Compensation Committee, except for the mentioned non-executive independent director, does not include any member that renders any other kind of services to the PT Group, or that has a family relationship with members of the management body by way of marriage, kindred, or affinity in a direct line and up to the third degree.

Annual Report 2005	6

CHAPTER 1.DISCLOSURE OF INFORMATION

1. CORPORATE BODY CHARTS PERTAINING TO DISTRIBUTION OF POWERS

The PT Group is structured by business areas corresponding to 5 large core areas: Wireline Business, Mobile Business in Portugal (TMN), Multimedia Business (PT Multimédia), International Business that includes Vivo (the joint-venture with Telefónica Móviles for mobile businesses in Brazil) and Instrumental Companies. The Business Units are coordinated by the Group’s Holding, led by its Executive Committee and with the support of the Corporate Centre. The reporting to the Corporate Centre of the subsidiary companies is functional rather than hierarchical, thus enabling an effective articulation.

Within the framework of the corporate decision-making procedure concerning these business areas and corporate governance, the members of the Executive Committee are responsible for the following areas:

2. LIST OF SPECIFIC COMMITTEES CREATED WITHIN THE COMPANY

These days, investor decisions pertaining to listed companies takes into account not only economic evaluations, but also information transparency and the companies’ executive management security and reliability levels.

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Therefore, in compliance with applicable legal or regulatory requirements, and so as to adopt the best international practices within this scope, the Board of Directors created several committees within itself, besides the Executive Committee, which are responsible for the performance of specific functions that fall within the powers vested in the Board of Directors. The composition and duties of these specific committees are as follows:

Governance Committee

Composition

  Ernâni Rodrigues Lopes
  Miguel Horta e Costa
  Henrique Granadeiro
  Jorge Tomé
  João Mello Franco
  Jorge Bleck*
  Carlos Blanco de Morais

* The director Jorge Bleck resigned from office in February 2006.

Duties

  To study, review, and evaluate the corporate governance principles for the PT Group, namely concerning the responsibilities of Directors, relations between Directors and Shareholders, relations with holders of qualified shareholdings and the general evaluation of the Group’s governance terms within the performance of the Board of Directors and its Committees;

  To advise and propose to the Board of Directors the adoption and review of the governance model of the Group’s holding, namely concerning the internal rules and procedures pertaining to corporate governance principles and practices, their articulation and relationship with the management structure, Shareholders, Stakeholders and the market, the prevention of conflicts of interests and information discipline;

  To supervise the application of the Code of Ethics of the PT Group accompanying its implementation and, whenever necessary or convenient, interpreting its rules and integrating cases that are not contemplated therein, as well as issuing opinions on matters referred in the previous paragraphs and other related matters, whenever requested by the Board of Directors.

The Governance Committee held four meetings during the financial year of 2005, having mainly discussed the following matters:

  Review of the Code of Ethics;
  Creation of a Code of Conduct for Financial Officers;
  Regulations on the purchase of PT shares by high-ranking management staff;
  Creation of a System of Qualified Communications of Undue Practices (Whistleblowing).

An average of five members of the Governance Committee were present at the abovementioned meetings.

Annual Report 2005	8

Audit Committee

Composition

  João Mello Franco
  Nuno Silvério Marques
  Thomaz Paes de Vasconcellos

Duties

  To assist the Board of Directors and its Executive Committee (1) in the supervision of the quality and integrity of the financial information contained in the Company’s account rendering documents; (2) in the evaluation of the capacity and independence of the Company’s External Auditors; (3) in the evaluation of the quality, integrity and efficiency of the Company’s internal control system; (4) in the evaluation of the execution of the functions performed by the Company’s External Auditors and of the Corporate Internal Auditing Department; and (5) in the evaluation of compliance with legal and regulatory provisions, and with recommendations and guidelines issued by competent entities;

  To ensure the definition and/or the implementation of policies for compliance with national and international laws and regulations, which the Company is bound to.

The Audit Committee held eleven meetings during the financial year of 2005, having mainly discussed the following matters:

  Analysis of the biannual and annual Financial Statements;
  Evaluation of the performance of the External Auditors;
  Selection and hiring of external auditors;
  Definition and implementation of the policy of services prohibited to external auditors;
  Supervision of the Internal Control System;
  Definition of procedures for communication and analysis of irregularities;
  Following and supervising Internal Auditing Function in PT Group.

All members of the Audit Committee were present at the abovementioned meetings.

Strategy Committee

Composition

  Ernâni Rodrigues Lopes
  Miguel Horta e Costa
  Zeinal Bava
  Carlos Vasconcellos Cruz
  Iriarte Esteves
  Paulo Fernandes
  Joaquim Goes
  Carlos Oliveira Cruz
  António Viana Baptista
  Patrick Monteiro de Barros

9

Duties

  To debate, analyse and present recommendations concerning the Group’s Strategic Plan;

  To state its opinion on the impact and efficiency of the Strategic Plan and of the major strategic decisions made, proposing possible adjustments;

  To study and prepare, for future debate within a Board of Director’s meeting, matters proposed by the Chairman of the Board of Directors and/or the Chairman of the Executive Committee, pertaining to strategic issues that may arise during each financial year.

The Strategy Committee held eight meetings during the financial year of 2005.

An average of nine members of the Strategy Committee were present at the abovementioned meetings.

Other Committees

The following specific committees were also incorporated within PT:

Consultive Council

Composition

  Estanislau Mata Costa
  Manuel Barbosa
  Diogo Homem de Lucena
  Aníbal Santos
  José Manuel Neves Adelino
  José Manuel Tribolet
  João Confraria Jorge
  Luís Todo Bom
  Luís Filipe Nazaré

Duties

The functions of the Consultive Council are to analyse, together with the Executive Committee, areas with special relevance for PT, namely matters pertaining to regulation and competition, international investments, mergers, acquisitions and sales.

The Consultive Council held four meetings during the financial year of 2005, having mainly discussed the following matters:

  PT’s strategy in response to technologic changes;
  Regulation and the PT Group: recent developments and perspectives;
  Analysis of studies on competitiveness in the Telecommunications Sector in Portugal;
  Evolution of the Telecommunications Sector;
  Future evolution alternatives for PT Group within new technology areas, new products and services and new markets.

An average of thirteen members of the Consultive Council were present at the abovementioned meetings.

Annual Report 2005	10

Remuneration Advisory Committee

Composition

  Patrick Monteiro de Barros
  Carlos Oliveira Cruz
  Peter Golob*

* This member replaced the previously appointed Director, Fernando Ulrich, on 28 July 2005 and has, in the meantime, equally resigned from office in February 2006.

Duties

This Committee was incorporated on 28 April 2005 and its internal regulations have been approved in a Board of Director’s meeting of 28 July 2005, with the following duties:

  To propose and discuss with the Compensation Committee the remuneration policy to be adopted by the Company, in the Medium and Long Term, concerning the attribution, determination and calculation of the fixed and variable Director remunerations;
  To propose and discuss with the Compensation Committee a model for the calculation of the variable remuneration of the CEO and all other members of the Executive Committee;
  To annually evaluate the performance of the CEO and of all other members of the Executive Committee, in the light of the approved criteria, and to propose to the Compensation Committee the specific value of the variable remuneration to be attributed to the members of the Executive Committee;
  To propose to the Compensation Committee the value of the variable remuneration to be attributed to the Chairman of the Board of Directors.

The Remuneration Advisory Committee held three meetings, having discussed the following matters:

  Proposal to the Compensation Committee for attribution of the variable remunerations of Executive Directors pertaining to 2004;
  Creation of a variable remunerations model for 2005.

Disclosure Committee

Composition

  Luís Sousa de Macedo
  Francisco Nunes
  Carlos Cruz
  Nuno Prego
  Miguel Amaro
  Miguel Chambel

Duties

The Disclosure Committee was incorporated in order to assist the Executive Committee in the procedures of disclosure of information to the markets. The purpose of this body is to ensure the quality and reliability of the information disclosed to the financial markets and to guarantee compliance with all national and international regulatory requirements pertaining to this matter.

11

Thus, this Committee is in charge of approving and executing the necessary procedures and controls to ensure that the disclosure of information by Portugal Telecom to shareholders and investors: (i) complies with applicable laws and regulations; (ii) is accurate, complete and made in due time; and (iii) reliably represents the Group’s financial situation and the results of its operations in all aspects materially relevant for the adequate knowledge of its financial condition and performance.

The Disclosure Committee held six meetings during the financial year of 2005, having mainly discussed the following matters:

  Adequacy of the financial information to be disclosed to the market, in light of the financial and non-financial information reported by the subsidiary companies;
  Review of quarterly, half year and annual disclosures of results.

An average of 6 members of the Disclosure Committee were present at the abovementioned meetings.

Sustainability Committee

Composition

  Miguel Horta e Costa
  Zeinal Bava
  Carlos Vasconcellos Cruz
  Iriarte Esteves
  Paulo Fernandes
  Luís Sousa de Macedo
  Francisco Nunes
  Luís Moura
  Nuno Prego
  Miguel Amaro
  Abílio Martins

Duties

The overall goals of the Sustainability Committee are the following:

  To guarantee that corporate sustainability is integrating and consistent with the Group’s strategy and is transversal to all the companies;
  To reinforce the PT Group’s performance as a sustainable company, making it recognized as such, both internally and externally.

In order to pursue these goals, the Sustainability Committee has the following duties:

  To develop a transversal strategy of corporate sustainability that is integrating and consistent with the Group’s strategy;
  To ensure the creation within the PT Group of the necessary conditions for its sustained growth, according to the three-dimensional standpoint, in economic, environmental and social terms, in accordance with international criteria;
  To develop, promote and supervise projects and actions and to identify, define and control the best teams to carry out such projects;
  To strengthen the performance of the Portugal Telecom Foundation (Fundação Portugal Telecom) within its areas of specific activity, namely of citizenship and philanthropy;
  To guarantee internal and external communication, while reinforcing the performance of the PT Group as a sustainable company, making it recognized as such;
  To control and evaluate the plan of action established and integrated in the sustainability strategy.

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The Sustainability Committee is integrated in the governance model of the PT Group and reports directly to the Executive Committee This Committee guarantees transparency and rigour in the relations of PT with Stakeholders, through the active promotion of dialogue channels while avoiding any conflicts of interest.

The Sustainability Committee held 2 meetings during the financial year of 2005, to discuss several matters related with sustainability and to approve the first PT Group Sustainability Report. All the members of the Sustainability Committee were present at the abovementioned meetings.

3. SUPERVISORY BOARD

Taking into consideration the provisions foreseen in the Portuguese Companies’ Code (Código das Sociedades Comerciais), Portugal Telecom has a Supervisory Board, whose functions during the financial year of 2005 were performed by the following members:

Composition

  Pedro Matos Silva (Chairman)
  Gonçalo Vaz Botelho (Member)
  Ascenção, Gomes, Cruz & Associado, represented by Mário Gomes
  José Vieira dos Reis (Alternate Member)

Duties

According to article 420 of the Portuguese Companies’ Code, the Supervisory Board has the following duties:

  To supervise the Company’s management;
  To watch over the fulfilment of the law and of the company by-laws;
  To verify the regularity of the corporate books, accounting registries and supporting documents;
  To verify, whenever deemed convenient and in the manner considered most adequate, the extension of cash flow and inventories of any kind of goods or values belonging to the company or received by the company in guarantee, deposit or in another capacity;
  To verify the accuracy of the balance sheet and of the profit and loss accounts;
  To verify that the value-metrical criteria adopted by the company lead to a correct evaluation of its assets and results;
  To prepare an annual report on its supervisory activity and issue an opinion on the report, accounts and proposals submitted by management;
  To call the general shareholders’ meeting when the Chairman of the respective general shareholders’ meeting fails to do so, being so obliged;
  To comply with all other duties foreseen in the law or in the Company by-laws.

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4. MAJOR SHAREHOLDERS

PT’s shareholder structure is characterized by a strong dispersion. There is no shareholder holding more than 10% of the share capital, and only 8 shareholders hold shareholdings stakes higher than 2% of that capital. There is a significant weight of institutional shareholders, both national and international, as shown in the qualified shareholdings and respective geographical distribution charts below, as of 31 December 2005:

Qualified Holdings	31 December 2005
Institutions	No. of shares	%

Telefónica	112,473,826.0	9.96%
Brandes Investments Partners	96,096,420.0	8.51%
Banco Espírito Santo Group	94,387,699.0	8.36%
Capital Group Companies	63,193,870.0	5.60%
Caixa Geral de Depósitos Group	56,909,684.0	5.04%
Cinveste	29,080,000.0	2.58%
Fidelity Group	23,592,185.0	2.09%
Telexpress	23,000,000.0	2.04%

5. RISK CONTROL SYSTEM

The Risk Control System established in PT aims at guaranteeing that the Company’s situation is accompanied in a way that is adequate to the risks that affect the activities developed within the Group.

Thus, it is relevant to briefly describe the risks which PT is subject to, in order to facilitate the understanding of the Risk Control System that has been created.

Main risk factors

As an economic group that develops its activity in several business areas, the PT Group is exposed to various risks, being the following the main risk factors:

  Regulation: to ensure that regulatory changes are accompanied, given the threats and opportunities that they represent for the competitive position of the PT Group within the businesses it is involved in. The Regulation and Competition Offices of PT are in charge of regulation risk management and should be up to date on new regulations applicable to the sector (ex ante and ex poste) with an impact on the PT Group, as issued by national and international entities;

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  Competition: potential reduction in the wireline service revenues as a result of the progressive effect of the wireline-mobile replacement, as well as the increase in competition by other wireline network operators. The management of this risk is a constant concern for the Executive Committee of PT and its subsidiary companies in the quest for new and better products and services that prove to be innovating and that represent value when compared to those of the competition and that consolidate the image of the PT Group, with the final consumer, as the leader and pioneer in the telecommunications market;

  Technological evolution: need for investments in ever more competitive businesses and with a recent history of very fast technological changes. The PT Group holds PT Inovação, a company tailored for the technological development of the Group’s businesses, in terms of applied investigation, engineering services and the development of innovating solutions and services, both in the domestic and international markets;

  Strategic partnerships: To ensure alliances, joint ventures or other kinds of efficient and effective relations that positively affect its competitive capacity. The Executive Committee of PT and the other subsidiary companies have been playing a central role in the management of this risk, by seizing existing opportunities;

  Retaining talent: To ensure the capacity of being able to count on duly motivated persons with the correct abilities in the right places. The Human Assets Corporate Office of PT (Direcção de Activos Humanos) is in charge of managing this risk by identifying the key elements of the PT Group to then use the retaining strategies adequate to the segments defined for its management;

  Financial Markets: Change in the expected income from investments made abroad as a result of changes in several variables, namely interest rate and exchange rate. The management of the financial markets risk is ensured by the Finance Corporate Office (Direcção de Finanças). The PT Group executes agreements regarding a set of derivative financial instruments so as to minimize the risks of exposure to variations in interest and exchange rates. The execution of agreements concerning financial instruments is undergone after a careful analysis of risks, benefits inherent to this type of operation and consulting with various institutions acting in this market. These operations are subject to the prior approval of the Executive Committee and implicate the permanent following of the financial markets’ evolution and of the positions held by the Company. The Fair Value of these instruments is determined on a regular and periodic basis throughout the year, in order to allow a continuous evaluation of these instruments and of their respective economic and financial implications;

  Taxation: Evolution of tax legislation and possible interpretations of the application of fiscal and para-fiscal regulations in different manners. PT’s Report and Consolidation Corporate Office (Direcção de Reporte e Consolidação) is in charge of this risk management, by following all tax regulations and use of tax planning opportunities. This department may be assisted by external consultants whenever the issues under analysis are more critical and, therefore, require the interpretation of an specialized entity;

  Social, environmental and ethical risks: The Company is subject to the general risks of a social, environmental and ethical nature that affect the activity of any company or institution.

Risk management strategies

Risk management is ensured by the Company based on the previous identification of critical risks, development of risk management strategies adequate to the identified risks, with the consequent implementation of the controls considered necessary for the reduction of the risk to an acceptable level.

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The adopted risk management strategies aim at guaranteeing that:

  The control systems and procedures and the established policies allow the management bodies, shareholders and the public in general’s expectations to be met;
  The control systems and procedures and the established policies are in accordance with all applicable laws and regulations;
  The financial and operational information is complete, reliable, safe and reported on a regular and timely basis;
  The resources of the PT Group are used in an efficient and rational manner;
  The shareholder value is maximized;
  There is a constant identification and monitoring of risks of a social, environmental and ethical nature, as well as of the impact of such risks on PT Group businesses and adoption of adequate solutions;
  The operational management adopts the necessary measures to correct revealed aspects of risk to the PT Group that have been reported.

Internal procedures for risk control

The internal procedures adopted by the Company to implement the risk control strategies described above, namely, the existence of organic units dedicated to the implementation and evaluation of Internal Control, are described in no. 2 of Chapter 3 hereunder.

6. SHARE PRICE EVOLUTION

The following graph represents the evolution of the price of PT shares during the year 2005.

Most relevant facts announced during the corporate year of 2005

  Sale of Lusomundo Serviços – February 2005
  Annual results pertaining to the financial year of 2004 – March 2005
  Purchase of own shares for the execution of the share buyback programme with share capital reduction – April 2005
  Results for the first quarter of 2005 – May 2005
  Results for the first half of 2005 – September 2005
  Results for the first nine months of 2005 – November 2005
  Dividend proposal for the financial year of 2005 – November 2005

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  Share capital reduction within the share buyback programme – December 2005

7. DIVIDEND DISTRIBUTION

Dividend distribution policy

The Company adopts a dividend distribution policy that takes into consideration the business opportunities of the PT Group, investor expectations and the financing needs by shareholders’ equity, taking into account the capital’s cost and opportunity.

The Board of Directors is exclusively responsible for the proposal of dividend distribution with abidance by Portuguese legislation and of the Company’s by-laws.

According to the Company’s by-laws, at least 40% of the distributable profits of PT1 should be distributed to the shareholders as dividends, although the General Shareholders’ Meeting may resolve, with a qualified majority of two thirds of votes cast, to reduce or not distribute the dividend.

Concerning the resolution approving the application of profits, the majority of votes corresponding to class A shares is necessary to resolve the distribution of dividends whenever they exceed 40% of distributable net profits.

Dividends distributed in the last three financial years

The gross dividend per share pertaining to the last three financial years was as follows:

  2004 – 0.35 Euros
  2003 – 0.22 Euros
  2002 – 0.16 Euros

The Executive Committee of PT announced on 2 March 2006 that it was going to propose to the Board of Directors the submission of a proposal to the Annual General Shareholders’ Meeting for the allocation to shareholders of 0.385 Euros per share, pertaining to the financial year of 2005, subject to market conditions and the Company’s financial situation at that date. In the meantime, the Board of Directors has approved, in its meeting of 6 March 2006, to propose to the Annual General Shareholders’ Meeting the distribution of 0.475 Euros per share to shareholders, instead of the amount of 0.385 Euros per share as previously announced.

8. PLANS FOR ALLOTMENT OF SHARES OR SHARE CALL OPTIONS

During the financial year of 2005, the Company did not adopt any share allotment plans or share call options nor did any such plans remain in force.

Notwithstanding the above, in 2005, based on the General Shareholders’ Meeting resolution and as occurred in 2003 and 2004, the Executive Committee of PT granted the right to receive 45 shares to workers of the Group that:

  Had an employment agreement with a PT Group company with head offices in Portugal and whose management belongs to the PT Group.

_________________________________________
1 Calculated in light of the net income evidenced in the individual financial statements and determined according to the accounting principles in force in Portugal, after deduction of retained losses and a 5% allocation to the legal reserve until it has reached 20% of the share capital.

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  Rendered effective work during the year 2004 with a minimum duration of 9 or 6 months, according to the different particular situations.
  Did not show an inadequate performance in the company where they worked for the longest period of time in 2004.
  Delivered to the Human Resources services at the end of the acceptance period (15 October 2005) an acceptance statement of the proposed allotment.

It was resolved to allot a premium of 5 additional shares to workers that prove to have kept the 45 shares allotted in 2004 until 15 October 2005. Such allotment respects the applicable tax regime and the obligations associated thereto.

9. RELEVANT TRANSACTIONS WITH MEMBERS OF CORPORATE BODIES, HOLDERS OF QUALIFIED SHAREHOLDINGS OR COMPANIES WITHIN A DOMINANT OR GROUP RELATION

In March 2005, the Company opted for the financial settlement of the 90,304,850 autonomous warrants of PT Multimédia which it held, under the final terms and conditions that were later on approved by the PT Multimédia Board of Directors, having received a unit value of 0.307 Euros.

Further to the above said operations, PT did not execute any other transactions or operations with members of the management or supervisory bodies, holders of qualified shareholdings or companies within a dominant or group relation, which were significant in economic terms for any of the parties involved.

The company regularly executes operations and agreements of a financial nature with various credit institutions that hold qualified shareholdings in its share capital, which are, however, undergone according to normal market terms for similar operations.

10. INVESTOR RELATIONS

The Investor Relations Office was created in March 1995 with the purpose of ensuring adequate relations with shareholders, investors and analysts, as well as with the financial markets in general and, in particular, with the Stock Exchanges where PT is listed and their respective regulatory entities: CMVM and SEC.

This Office regularly prepares presentations, communications and press releases concerning quarterly, half year and annual results, as well as any material events that may occur and affect the PT Group as a whole. It also provides all sorts of clarifications to the financial community in general - shareholders, investors (both institutional and retail) and analysts.

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Any interested party may access the Investor Relations Office through the following contacts:

Nuno Prego
Investor Relations Officer

Telephone:	+351.21.500.1701

Fax:	+351.21.500.0800

E-mail:	nuno.prego@telecom.pt

Address:	Av. Fontes Pereira de Melo, 40-8º, 1069-300 Lisboa

Company Switchboard:	+351.21.500.2000

Websites:	http://www.telecom.pt; http://ir.telecom.pt

The Investor Relations Office has a call centre which can be accessed through a free number and that provides clarifications to investors. It is open Monday through Friday, from 9 am to 6 pm.

During the year of 2005, the Investor Relations Office performed approximately 420 meetings with analysts and investors, 360 of which occurred in road show meetings, and in conferences and the remaining 60 occurred personally at PT head-quarters or through conference-calls.

11. COMPENSATION COMMITTEE

The Compensation Committee is elected directly by shareholders and serves the purpose of determining the remuneration of PT corporate body members.

For the completion of this task, the Compensation Committee continuously follows and evaluates the directors’ performance, verifying to what extent the proposed objectives have been achieved, and meets whenever necessary.

The present composition of the Compensation Committee, appointed in April 2003, is as follows:

  Armando Marques Guedes, Chairman
  Augusto Athayde d’Albergaria
  João Mello Franco

The Member of the Compensation Committee João Mello Franco is also an Independent Non-Executive Director of PT.

The proposal and selection of the Compensation Committee members is underlined by the Company’s intention to guarantee that a majority of the Compensation Committee members are independent from management, notwithstanding the necessary articulation of this Committee with the Board of Directors, namely with the Remuneration Advisory Committee.

Therefore, exception made for the mentioned independent non-executive director, the Compensation Committee does not include any other member of the Board of Directors nor any other person who renders other kinds of services to the PT Group or that has a family relationship with members of the management body by way of marriage, kindred or affinity in a direct line and up to the third degree.

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12. EXTERNAL AUDITORS

During the financial year of 2005, the annual remuneration paid to external auditors was 2,458,801 Euros, with the following financing per services rendered:

	2005	%	2004	%

Audit Services	1,438,400	59%	1,559,391	37%

Audit-related services	467,896	19%	436,133	10%

Tax services	307,135	12%	443,141	10%

Other services	245,370	10%	1,789,899	42%

Total	2,458,801	100%	4,228,564	100%

In order to safeguard the independence of external auditors, the Company’s Board of Directors granted the following powers to the Audit Committee in relation to the company’s external auditing:

  Responsibility for the appointment and hiring of external auditors and for the determination of their remuneration, as well as the termination of their functions and the pre-approval of any services to be hired from the external auditors;
  Direct and exclusive supervision by the Audit Committee;
  Annually obtaining directly from the external auditors an external auditing report, which should describe the Quality control auditors internal procedures, any substantial issues arisen within such control or following the inquiry carried out by competent authorities over the last five years, as well as all relations existing between the Company and the Auditors or associated persons, including all services rendered and all services in course;
  Evaluation of the qualifications, independence and performance of External Auditors;
  Definition of the Company’s hiring policy concerning persons who have worked or that work with the External Auditors;
  Review and issuing of a prior opinion on the Memorandum and Auditing Report prepared by the External Auditors, as well as on the financial information to be included in the account rendering documents to be submitted to CMVM;
  Review with the External Auditors of the scope, planning and resources to be used within their services;
  Review and discussion with the management bodies of the Auditing Report to be included in the Company’s annual report contained in Form 20-F to be submitted to SEC;
  Obtaining the guarantee that the auditing of the financial statements to be included in Form 20-F has been executed according to the laws in force in the United States of America;
  Responsibility for the settlement of any differences between the Executive Committee and the External Auditors concerning financial information.

The evaluation of independence referred to above is a result of the application of the rule issued by SEC on 26 March 2003, which defines the 11 services prohibited to External Auditors. Therefore, for all non-Auditing services, the Company analyzes conflicts of interests between the potential rendering of services and the Auditing work performed by the External Auditors. The Audit Committee issues an opinion based on this analysis, with reference to the existence or non-existence of conflicts of interest concerning the proposal for services to be obtained. This analysis is always undergone prior to market consultation in order for the negotiations with the selected suppliers to occur efficiently and free of impediments.

Moreover, the External Auditors are independent and internationally reputed entities and their activity is closely followed and supervised by the Audit Committee. PT does not grant any compensatory protection to external auditors.

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In accordance with SEC rules, the Audit Committee of Portugal Telecom, within its responsibilities, has defined the rules that establish the limitations and restrictions which the PT Group must comply with should there be an intention to hire present workers belonging to the external auditors’ company.

Thus, within the reference period of 1 year as of the date of conclusion of the last External Audit to PT accounts:

  Pre-approval from the Audit Committee of Portugal Telecom is required for all intentions to hire workers from the External Auditors’ company, as well as ex workers that have left the company less than one year as of the closing date of the audit they have participated in.

  During the referred period, it is forbidden to hire Partners or other members of the external auditing team that have had an involvement of more than 10 hours of auditing services and that are invited to perform functions in a position of supervision over financial reporting procedures of Portugal Telecom, namely:

a) Chief Executive Officer of Portugal Telecom;
b) Chief Financial Officer of Portugal Telecom;
c) Chief Accounting Officer of Portugal Telecom;
d) Controller of Portugal Telecom;
e) Others that play a relevant role in the preparation and/or supervision of the financial reporting procedure of PT, performed either in Portugal Telecom or in subsidiary companies.

CHAPTER 2. EXERCISE OF VOTING RIGHTS AND SHAREHOLDER REPRESENTATION

1. GENERAL SHAREHOLDERS’ MEETING AND VOTING RIGHTS

The General Shareholders’ Meeting, composed of shareholders with the right to vote, ordinarily meets once a year or whenever its call is requested to the Chairman of the Board of the General Shareholders’ Meeting by the Board of Directors or the Supervisory Board or by Shareholders that represent at least 5% of the share capital.

During the financial year of 2005, the Board of the General Shareholders’ Meeting of the Company was composed as follows:

  Armando Marques Guedes (Chairman)
  Miguel Galvão Teles (Vice-Chairman)*
  Luís Sousa de Macedo (Secretary)

* Submitted his resignation in February 2006.

According to the Company’s by-laws, each 500 Euros of share capital (which presently correspond to 500 shares) grants the right to one vote. Shareholders holding an inferior amount of share capital may group together, represented by one of the group members, so as to jointly accumulate the amount necessary to exercise the right to vote.

Within american depositary receipts (ADR) or global depository receipts (GDR) programs whose scope is Company shares, the holders of the ADR or the GDR are considered to be shareholders, while the entity on behalf of whom the shares are registered is considered to be a mere representative of theirs, provided they comply with the conditions foreseen in the by-laws for the exercise of such right. These conditions are communicated to the holders of the right to vote in each call for the General Shareholders’ Meeting.

For confirmation of the title to voting rights, the by-laws require proof of the registry of the shares in a book-entry securities account until 5 business days prior to the respective meeting.

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2. VOTING BY CORRESPONDENCE AND BY ELECTRONIC MEANS

The Company by-laws foresee that the voting by correspondence or by electronic means may encompass all matters contained in the call, under the terms and conditions set forth therein.

For this purpose, at the time of preparation of the meetings of the General Shareholders’ Meeting, voting bulletins are available to shareholders at the Company’s registered offices. These may be obtained through the Company’s Internet site, as well as supplied by personal delivery, postal mail or electronic mail.

The declarations of vote by correspondence should be sent or delivered to the competent corporate body, as indicated in the respective call for the General Shareholders’ Meeting.

According to the practice adopted by the Company, the voting declarations, along with the elements that must be attached thereto, should be inserted in a closed envelope, addressed to the Chairman of the Board of the General Shareholders’ Meeting, presented directly at the Company’s registered offices, or sent there by registered mail until 5 business days prior to the date of the General Shareholders’ Meeting.

All other conditions for the exercise of the right to vote are communicated to Shareholders in due course in the call for the General Shareholders’ Meeting.

As an alternative to voting by correspondence, the holders of voting rights can choose to exercise their voting right by electronic means. However, the Chairman of the Board of the General Shareholders’ Meeting may subject voting by electronic means to the verification of the conditions he establishes for the respective safety and reliability.

3. SHAREHOLDER REPRESENTATION

Shareholders may participate directly in the General Shareholders’ Meeting or appoint proxies to represent them, within the broadest terms foreseen in the Portuguese Companies’ Code. A signed letter addressed to the Chairman of the Board of the General Shareholders’ Meeting is a sufficient instrument of representation.

4. AVAILABILITY OF PREPARATORY INFORMATION

The proposals to be submitted by the Board of Directors to the General Shareholders’ Meeting, as well as the reports that must be legally attached thereto and all other elements of preparatory information, are made available to shareholders at the company’s registered offices for a period no less than 15 days prior to the meeting. The content of such documents is also disclosed on the Company’s website, both in Portuguese and in English.

So as to facilitate access to these documents, specially by foreign shareholders, the Investor Relations Office will send the latter by postal mail, fax or electronic mail, upon request.

In addition, the text of the call for the General Shareholders’ Meeting and of the proposals received by the Board of the General Shareholders’ Meeting with a sufficient advance, will be available on the company’s website.

The result of the resolutions of the General Shareholders’ Meeting is disclosed by the company on its website, as well as through its Investor Relations Office.

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CHAPTER 3.CORPORATE RULES

1. CODES OF CONDUCT

Code of Ethics

On 18 December 2001, the Company’s Board of Directors approved the PT Group Code of Ethics which applies to all workers in order to guarantee a set of common ethical standards for all the Group’s companies. Its update and implementation are permanently monitored by the Governance Committee.

The Code expresses and formalizes behaviour standards in line with the principles and values of the PT Group, while consolidating the bases that sustains the growing relations of trust between employees, other workers, shareholders and clients and suppliers of PT. The following aspects should be underlined:

  Performance marked by rigorous principles of honesty, integrity, dignity, correction and professional diligence, exemption and equity;
  Compliance with a duty of loyalty to the company of the PT Group which they are assigned to, striving to safeguard its credibility and good image in every situation, while safeguarding its prestige.
  Workers should also act with verticality, exemption and objectivity in the analysis of business decisions made on behalf of the respective company;
  Scrupulous compliance with the legal and regulatory rules applicable to the Group’s activity, namely those pertaining to the secrecy of communications and information which they have access to;
  Principle of loyalty to the Group’s companies whereby workers must strive to safeguard otheir prestige and scrupulously comply with legal and regulatory rules applicable to the Group’s activity, namely concerning the obligation of secrecy in relation to relevant information that has not yet been made public and that may influence stock exchange prices;
  Compliance with the limits of the duties assigned to them;
  Compliance with certain rules in the relations with suppliers, competitors, shareholders and regulatory entities.

The full text of the Portugal Telecom Group Code of Ethics is available for consultation on the Company’s official website (www.telecom.pt) and may also be made available through the Investor Relations Office.

Code of Ethics for Financial Officers

In 2004, the PT Group Board of Directors approved the "Code of Ethics for Financial Officers”, reinforcing the importance of the specific ethical rules applicable to all PT Group workers that are directly or indirectly involved in the preparation, analysis and disclosure of financial statements, press releases or any other information to be disclosed to the markets related to one of the entities that integrate the PT Group.

The Code of Ethics for Financial Officers reinforces the principles of honesty and responsibility and regulates aspects such as the reporting of conflicts of interest, competence and professionalism, professional secrecy, compliance with the laws applicable to the PT Group and the responsibility for disclosure of information.I Its scope has been made known to all relevant workers by the annual signature of a compliance statement.

This Code is also available on the Company’s website.

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Sustainable Development and Social Policy

PT actively participates in a number of international movements of the telecommunications sector that seek to contribute to sustainable development. PT is a member of ETNO – the European Telecommunications Network Operator’s Association since 1992, having always been elected member of its Executive Committee. In light of the requisites of Global Reporting Initiative (GRI), PT has disclosed its sustainability report where it presents in detail its sustainability and social policy.

This report is also available on the Company’s website.

2. INTERNAL RISK CONTROL PROCEDURES

The main risk factors of the PT Group, as well as the strategies adopted by the Company to fight such risks, have already been described in no. 5 of Chapter 1, above.

Thus, the following refers to the internal procedures adopted by the Company to comply with the risk factor control strategies as referred in Chapter 1 Number 5. above.

In line with the best international practices and in order to obtain adequate feedback in relation to the internal control system of Portugal Telecom, an overall review of the internal controls that are relevant for financial reporting was requested, in order to ensure these are adequate and operational or, should this not be the case, to initiate the remediation plans necessary to correct possible system deficiencies.

The evaluation methodology followed took into consideration the guidelines supplied by PCAOB (Public Company’s Oversight Board, organism that oversee Audit companies registered in the United States Of America), that established that the internal control systems should be analysed according to the COSO framework concerning Entity Level Controls and Process Level Controls, and according to the COBIT framework concerning IT controls.

The COSO – Committee of Sponsoring Organizations of the Treadway Commission, created originally in 1985 with the purpose to set recommendations to public companies relating internal control, published in September of 1992 the Internal Control – Integrated Framework Report, where the basic principles to adopt in companies internal control structure was established (“COSO Framework”). The PCAOB recommends the usage of the COSO Framework as a reference to adopt in the definition and implementation of the Entity Level Controls and Process Level Controls in each organization.

Concerning the definition and implementation of the IT Controls, the PCAOB recommends the usage of the COBIT Framework as a conceptual model to design and implementation of controls related with information systems relevant to Financial Reporting. The COBIT Framework is a conceptual model to IT controls created in 1989 by the IT Governance Institute with the mission of centralize international standards and orientations relating information technologies management in organizations.

In the abovementioned evaluation, some deficiencies were identified in the design and operability of some PT Group control procedures, although the definition and implementation of the remediation plans necessary to correct such deficiencies are already under way. The correction of the latter is expected to occur during the first half of 2006.

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Control by the holding (PT SGPS), Business Units and Instrumental Companies

The Entity Level Controls, that aim to establish the main principles concerning internal control, are defined by PT SGPS and are implemented by the Group’s companies and intend to establish Internal Control guidelines for the subsidiary companies.

The Process Level Controls and IT Controls are defined in the subsidiary companies with management responsibility for the procedures inherent to these controls. Concerning the Group’s operations in Portugal, the controls connected with the collection of the information included in the preparation of the Financial Statements are in the companies; the controls connected with the accounting processing and registry of such information are in PT PRO (Group Shared Services Company).

Given that risk management is a responsibility of all workers, PT has been developing methodologies to create a “risk-awareness” culture, which establishes a common language to identify, prioritize, evaluate and control critical risks. Thus, risks are evaluated taking into account the probability and impact of their occurrence in the Group’s businesses. This evaluation is done by the Executive Committees and Head Offices of the PT Group companies.

Bearing in mind the regulatory requirements which PT is subject to both nationally and internationally, PT has been developing an Internal Control function headed by the Reporting and Consolidation Office of PT SGPS, whose purpose is essentially to guarantee the conformity with the established goals, policies and procedures, guarantee the reliability of financial information, minimize the occurrence of fraud and guarantee that the identified critical risks are controlled and reduced to an acceptable level.

In line with best international practices and with the provisions of the Sarbanes-Oxley Act, this function is being executed in the main subsidiary companies, having its implementation been decided in relation to the PT Group companies with relevant procedures. The programme foresees not only the introduction of Internal Control procedures, but also their continuous review, verification and improvement.

In 2003, the PT Group implemented a sequential certification model, based on Annual Certifications, with the goal of guaranteeing that the principal parties in the Financial Reporting process are held responsible. These certifications intend to hold accountable the main parties in the procedure of preparation of financial information, including the Directors responsible for financials, for the reporting and correction of all relevant financial and non-financial information.

The PT Group has the means, namely a corporate Internal Auditing Corporate Office that ensures the evaluation of the execution of the defined control policies and procedures.

3. MEASURES THAT MAY INTERFERE WITH THE SUCCESS OF TAKEOVER BIDS

Although in 2005 PT has not adopted any defence measures against takeover bids, the existing measures that may be relevant within this scope are described below.

Limitation on the votes of a single shareholder

According to article 13 of the company’s by-laws, the votes cast by a single holder of ordinary shares, directly or through a representative, on his own behalf or as representative of another shareholder, that exceed 10% of the total share capital, shall not be counted.

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Class A Shares

On the other hand, further to the ordinary shares, the share capital of PT is also represented by 500 Class A shares that are held by the State and that grant special rights, pursuant to the terms set forth in no. 2 of article 14 and no. 2 of article 19 of the company’s by-laws.

According to these provisions, the following matters may not be approved in a general shareholders’ meeting against the majority of the votes corresponding to Class A shares:

  Authorization for the acquisition of ordinary shares representing more than 10% of the share capital by shareholders that directly or indirectly perform competing activities to those of the companies within a dominant relation with Portugal Telecom, SGPS, S.A;
  Amendments to the by-laws and share capital increases, as well as the limitation or suppression of pre- emptive rights and the establishing of standards for share capital increases to be resolved by the Board of Directors;
  Issuing of bonds or other securities, establishing the issue value for these securities to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuing of bonds convertible into shares, as well as establishing the standards for the issuing of bonds of such nature to be resolved by the Board of Directors;
  The passing of resolutions on the application of the financial year results, in the case of dividend distribution to the shareholders in a percentage superior to 40% of distributable profits;
  Election of the Board of the General Shareholders’ Meeting, as well as of the members of the Supervisory Board;
  Approval of the general goals and fundamental principles of the Company’s policies;
  Definition of the general principles of the policy of shareholdings in companies, as well as, in the cases where those principles require prior General Shareholders’ Meeting authorization, the passing of resolutions on the respective acquisitions and sales;
  Moving the Company’s registered offices within the municipality of Lisbon or to a neighbouring municipality;
  Election of one third of the total number of directors, including the Chairman of the Board of Directors.

Limitations on the transferability of shares and shareholder agreements

There are no limitations on the transferability of shares and the company has no knowledge of the existence of any shareholder agreements.

CHAPTER 4. MANAGEMENT BODY

1. COMPOSITION AND CHARACTERISTICS OF THE BOARD OF DIRECTORS

The Board of Directors of PT is composed of an uneven number of members, between 15 and 23, that are elected by the general shareholders’ meeting by a majority of votes cast.

Irrespectively of the share capital held, any shareholder may individually submit proposals for the election of the Board of Directors.

On the other hand and according to the companies law, a minimum of shareholders representing at least 10% of the share capital that voted against the winning proposal in the election of the Board of Directors may appoint a member of the management body.

The directors are appointed for a three year period, being the election year considered as a full calendar year and being there are no restrictions on the re-election of directors.

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As of 31 December 2005, the Board of Directors of PT had the following composition:

	Board of Directors	Executive Committee	Independent Non-Executive Directors	No. of shares held	First Appointment and Office Term
Ernâni Rodrigues Lopes	Chairman		X	-	2003 31-12-2005
Miguel Horta e Costa	Vice-Chairman	Chairman		23,395	1995 31-12-2005
Zeinal Bava	Member	Member		63,111	2000 31-12-2005
Carlos Vasconcellos Cruz	Member	Member		13,649	2002 31-12-2005
Iriarte Esteves	Member	Member		8,682	2000 31-12-2005
Paulo Fernandes	Member	Member		100	2000 31-12-2005
Henrique Granadeiro	Member	Member		50	2003 31-12-2005
Rodrigo Costa	Member	Member		-	2005 31-12-2005
Joaquim Goes	Member			2,437	2000 31-12-2005
Carlos Oliveira Cruz	Member			134	2002 31-12-2005
Jorge Tomé	Member			-	2002 31-12-2005
Fernando Abril- Martorell	Member			-	2001 31-12-2005
António Viana Baptista	Member			9,008	2000 31-12-2005
Luís de Mello Champalimaud	Member		X	-	2004 31-12-2005
Patrick Monteiro de Barros	Member			23,000,000 (1)	2002 31-12-2005
Jorge Bleck(2)	Member		X	-	2002 31-12-2005
Carlos Blanco de Morais	Member		X	-	2003 31-12-2005
João Mello Franco	Member		X	13,308	1998 31-12-2005
Gerald S. McGowan	Member		X	-	2003 31-12-2005
Peter Golob(3)	Member		X	7,500	2003 31-12-2005
Nuno Silvério Marques	Member		X	-	2003 31-12-2005
Thomaz Paes de Vasconcellos	Member		X	-	2003 31-12-2005

(1) Through Telexpress Investments Limited.
(2) This Director resigned from office in 6 of February 2006.
(3) This Director resigned from office in 20 of February 2006, and that resignation in the terms of the Corporate Commercial Code, will only produce effects by the end of March 2006.

Under the terms of no. 2 of article 1 of CMVM Regulation no. 7/2001, directors are not considered independent non-executive directors when they are associated with any groups with specific interests in the company or find themselves in a circumstance that may affect their capacity of unbiased analysis and decision-making. The following fall, namely, within such category:

a) The members of the management body that belong to the management body of a company that is in a dominant position over the former, under the terms foreseen in the Portuguese Securities Code;
b) The members of the management body that are holders of, perform management functions in, have a contractual bond with, or act in the name or on behalf of holders of qualified shareholdings equal to or exceeding 10% of the share capital or of the voting rights of the Company or of an identical

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percentage in a company that is in a dominant position over the Company, under the terms foreseen in the Portuguese Securities Code;
c) The members of the management body that are holders of, perform management functions in, have a contractual bond with or act in the name or on behalf of holders of qualified shareholdings equal to or exceeding 10% of the share capital or of the voting rights of the competing company;
d) The members of the management body that benefit from any remuneration, even where suspended, from the Company or from any other company in a dominant or group position with the latter, except for the remuneration for the exercise of management functions;
e) The members of the management body that have a significant commercial relation with the company or with any company in a dominant or group relation with the latter, either directly or through a third party. A significant commercial relation is understood to mean the situation of an important service or goods provider, of an important client or of organizations that receive contributions;
f) The members of the management body that are spouses, relatives or kindred of the persons referred to in the previous paragraphs in a direct line and up to the third degree inclusive.

The composition and functions of the Executive Committee, which is the body responsible for the current management of the Company, is described hereunder.

The Annex hereto contains a description of the functions performed by members of the management body in other companies, with express reference to those performed in other companies of the group, as well as the professional qualifications and the professional activities performed by the those members during the last 5 years.

2. EXECUTIVE COMMITTEE

Composition

The Executive Committee is composed of the following directors:

Chairman:	Miguel Horta e Costa
Members:	Zeinal Bava
Carlos Vasconcellos Cruz
Iriarte Esteves
Paulo Fernandes
Henrique Granadeiro
Rodrigo Costa

Duties

The Board of Directors delegated the current management of the company to the Executive Committee, vesting it with all the powers necessary for such purpose, with the exception of those pertaining to the matters referred to hereunder and without prejudice to the faculty of claiming some of the authorities delegated:

  Co-optation of directors;
  Request for the call of General Shareholders’ Meeting;
  Annual reports and accounts to be submitted for the approval of the General Shareholders’ Meeting;
  Posting bonds and personal guarantees or guarantees in rem by the company, the authority for which is reserved to the Board of Directors, without prejudice to the provisions of paragraph h) of article 15 of PT’s by-laws;
  Change of company registered offices;

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  Projects for spin-offs, mergers and transformation of the company, to be proposed to the General Shareholders’ Meeting, as well as acquisitions, sales, mergers, spin-offs, as well as the main strategic partnership agreements that involve companies of the PT Group;
  Projects for share capital increases to be proposed to the General Shareholders’ Meeting;
  Amendments to the by-laws to be proposed to the General Shareholders’ Meeting;
  Definition of the general goals and of the fundamental principles of the policies of the PT Group to be submitted for approval at the General Shareholders’ Meeting, namely the definition of the sectors of investment and disinvestment, the policy for geographical expansion of its businesses and the strategic options pertaining to the technology to be adopted, network development and service rendering;
  Important extensions or reductions of the company’s activity and important modifications in the company’s organization;
  Plan of activities, budgets and annual investment plans;
  Definition of the amount to be annually proposed to the General Shareholders’ Meeting for issuing bonds or other securities that may be subsequently resolved by the Executive Committee;
  Acquisition, sale and encumbrance of real estate;
  Opening or closing of establishments or significant parts of the latter.

3. MANAGEMENT BODY OPERATING RULES

Board of Directors

Under the terms of article 24 of the Company’s By-Laws, the Board of Directors shall set the dates or periodicity of its ordinary meetings and will meet extraordinarily whenever called upon by its Chairman or by two Directors or by the Supervisory Board.

The Board of Directors may not function without the presence of the majority of its members in office. The Chairman of the Board of Directors may, in cases of recognized urgency, waive the presence of that majority if the same is ensured through voting by correspondence or by power of attorney, although a Director may not represent more than one other Director.

The Board of Directors’ resolutions are passed by the majority of votes cast.

The resolutions passed and the voting declarations are recorded in the minutes, which should be signed by all the members of the Board of Directors that participate in the meeting.

The meeting participants may dictate a summary of their interventions to be included in the minutes.

Executive Committee

To better ensure the performance of its duties according to the criteria adopted on that date, the PT Board of Directors created an Executive Committee to which it delegates current management functions, while retaining supervision and control functions.

The Executive Committee establishes the dates and periodicity of its ordinary meetings and will meet extraordinarily whenever called upon by its Chairman or by two of its members or by the Supervisory Board.

The Executive Committee may not function without the presence of the majority of its members in office. The Chairman may, in cases of recognized urgency, waive the presence of such majority if the same is ensured through voting by correspondence or by power of attorney.

Voting by correspondence and by power of attorney is permitted, although no member of the Executive Committee may represent more than one other member of the latter.

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Resolutions are passed by a majority of votes cast, and the Chairman is entitled to a casting vote.

Powers of the Chairman of the Board of Directors and the Chairman of the Executive Committee

With regard to the role of chairman, on 31 December 2005, the responsibility for conducting the Board of Directors and for taking on the executive management of the Group were distinct. According to the by-laws and the operating rules of the Board of Directors, the Chairman of the Executive Committee was the leader of the management team of the PT Group and, as such, was responsible for its operational management.

The Chairman of the Executive Committee is specially in charge of:

  Coordinating the activity of the Executive Committee and to distribute matters among the respective members, when advisable in light of management conveniences;
  Calling and conducting the Committee’s meetings;
  Watching over the correct execution of the Committee’s resolutions.

In turn, important duties are entrusted to the Chairman of the Board of Directors according to the the law and bylaws, namely:

  Representing the Board of Directors in and out of court;
  Coordinating the activity of the Board of Directors and distributing matters among the Directors, when advisable in light of management conveniences;
  Calling and conducting the Board of Directors’ meetings;
  Watching over the correct execution of the Board of Directors’ resolutions.

As disclosed by a communication on 13 March 2006, in the next Annual General Shareholders’ Meeting, the shareholders of Banco Espírito Santo and Caixa Geral de Depósitos will propose the accumulation of the functions of the Chairman of the Board of Directors and the Chairman of the Executive Committee in the same person. Should such proposal be approved, the abovementioned functions will become concentrated in the Chairman of the Board of Directors.

Information to the members of the Board of Directors

Under the terms defined in the respective delegation, in each Board of Directors’ meeting or whenever necessary, the Executive Committee provides information to the remaining directors about the most relevant facts concerning the execution of the delegated powers namely, about the execution of the strategic policies and options whose general goals had been defined by the Board of Directors, as well as about the execution of the plans of activity, budgets and annual investment plans approved by the latter.

The Executive Committee also provides additional information that the Board of Directors intends to request pertaining to the status of the management, while diligently executing the actions related to any indications that may be conveyed to it by the Board of Directors, as the result of the information provided.

Number of Board of Directors’ meetings during the financial year of 2005

As a rule, the Board of Directors meets monthly but it can, however, meet extraordinarily whenever called by its Chairman or by two Directors or by the Supervisory Board. In 2005, there were 16 Board of Directors’ meetings.

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CMVM Recommendations pertaining to Non-Executive Directors and Independent Directors

The management bodies of PT have a plurality of members that guarantee an effective orientation of the Company’s management and of its heads.

The Company has 16 Non-Executive Directors in a total of 23 Directors (on 31 December 2005 there was one vacancy2), which is considered a sufficient number to guarantee the continuous following and evaluation of the Executive Directors’ performance.

The Company has 9 Independent Non-Executive Directors3. Thus, the interests of all stakeholders involved in PT may be considered ensured, as the adequate structure to prevent and manage conflicts of interest exists.

4. DIRECTOR REMUNERATION POLICY

Remuneration policy for Executive and Non-Executive Directors

The remuneration of PT Directors, as determined by the Compensation Committee based on a proposal prepared by the Remuneration Consulting Committee, takes into consideration the performance of the Board of Directors as a whole, the performance of the PT Group and benchmarks with other companies of a similar dimension and business.

The remuneration of the Chairman of the Board of Directors and of the Executive Directors is composed of a fixed portion and a variable portion. The remuneration of the remaining Non-Executive Directors includes only a fixed component.

The value of the fixed remuneration of the Directors was determined based on a benchmark study carried out by an international Human Resources consulting company. In this study, companies integrating the main indexes like PSI 20, IBEX 35, DJ Eurostoxx 50, CAC 40 were analysed, as well as European telecommunications companies comparable to PT.

The determination of the variable remuneration, to be granted, takes into consideration the analysis of some indicators, namely: (a) Consolidated revenues; (b) EBITDA; (c) EBITDA – Capex; (d) Net profit before Curtailment, and (e) the Total Shareholder Return Ratio of PT by the Total Shareholder Return of the DJ Stoxx 600 Telecom, where the Total Shareholder Return corresponds the sum of the variation of the share’s price and the value of the dividend per share.

Considering the fact that the Compensation Committee that will establish the remuneration of the corporate bodies for the 2006-2008 period will only be appointed in the Annual General Shareholders’ Meeting of 2006, only the new Compensation Committee may submit to the Annual General Shareholders’ Meeting of the Company in the next financial years a statement on the remuneration policy for the corporate bodies to be abided by in the future.

Alignment of Director interests with Company interests

As describe above, PT strives to align management interests with the Company’s and the shareholder’s interests, being that for this purpose, the variable remuneration of Directors is dependent on their performance, as well as their sustainability and capacity to achieve certain goals that contribute to the strategic goals of the PT Group.

________________________________________________
2 Between that date and the date of issue of the present Report, two more positions became vacant. 3 According to the definition foreseen in article 1 of CMVM Regulation no. 7/2001.

31

Payments in connection with early termination of Director’s contracts

The Company celebrated contracts with the Chairman of the Board and with the Executive Directors. In those contacts are defined the compensation policies, concerning the early termination of the contracts, as well as the limitation of competion activities in case of early termination or termination of those contracts.

Annual Report 2005	32

5. DIRECTOR REMUNERATION

Fixed and variable remuneration of Executive and Non-Executive Directors

In 2005, the fixed and variable remunerations granted to Executive and Non-Executive Directors were as follows:

(Thousands of Euros)	Fixed Remuneration	Veriable Remuneration	Total

Executive Directors	3,316	4,876	8,192

Non - Executive Directors	2,228	398	2,626

Total	5,544	5,274	10,818

Connection between Director remuneration and performance

In order to maximize good management efforts (commentary to CMVM Recommendation no. 8 and Plan of Action of the European Commission), the variable remuneration effectively attributed to the Chairman of the Board of Directors and to each of the Executive Directors were indexed to their performance in the management body of the Company, according to the criteria set forth as relevant in the Company’s remuneration policy described above.

Allotment of shares or share call options or other share incentive systems - Premiums, non financial benefits and profit sharing

The sole benefit received by the members of the Board of Directors consists of the right to receive 45 shares, with the allotment of an additional 5 share premium, under the terms as those applicable to the workers of the Group, as described in Chapter 1, Number 8 of the present Corporate Governance Report.

There are no other plans for allotment of shares, share call options or other share incentive systems, nor any premiums or non-financial benefits of any nature, including profit sharing.

Compensation paid or due for termination of duties

No compensation payments were made or became due to ex-directors for termination of their functions.

Estimate of other non-financial benefits

Further to those described above, no other significant non financial benefits were granted, excepting the usual benefits granted to any other PT Group Officers.

6. IRREGULARITY COMMUNICATION POLICY

In 2005, the PT Group implemented a set of procedures called “System for Qualified Communication of Undue Practices”. Within this System, “undue practices” mean all acts or omissions, wilful or seriously negligent, which are imputed to the conduct of corporate body members and other managing parties, heads, staff and remaining workers of Group companies, namely in matters pertaining to accounting, internal control or auditing, that may be reflected in the financial statements or in information sent to the Portuguese regulatory entity, the Portuguese Securities Commission (CMVM) or the North American entity, the Securities and Exchange Commission (SEC) or that may damage PT Group’s assets.

33

After its implementation, the existence of the System was made public through personal communication addressed to each of the workers and the inclusion of a text on the PT Group site. Any collaborator may expose undue practices by a letter sent to a postal address made available for this purpose. As may be proven necessary or convenient, a telephone number, a fax number and an e-mail address should also be created for the this purpose.

Any person outside of the Group (in the sense of not belonging to the staff of the PT Group – for example, a shareholder, a client or a supplier) that knows of any undue practice may communicate such fact to a collaborator who will be responsible for its communication through the System’s mechanisms.

The communications are received by a Qualified Communications Analysis Nucleus (Núceo de Análise de Participações Qualificadas - NAPQ), that process them and sends them to the Audit Committee of the Board of Directors. The Audit Committee, as a specialized Board of Directors’ committee in these matters, is competent to make the necessary decisions, informing the CEO and the CFO of these decisions, as well as other internal or external entities whose involvement is required or justified.

In all cases, the identity of the authors of the communications of undue practices is kept confidential (when known), unless the authors unequivocally intend and declare the contrary. In no case is any kind of retaliation tolerated against those that make the referred communications.

Annual Report 2005	34

ANNEX

Functions performed by members of the administrative body in other companies

The functions performed by each of the directors in other companies are as follows:

  Ernâni Rodrigues Lopes

Functions in other companies:

- Managing partner of SaeR – Sociedade de Avaliação de Empresas e Risco, Lda.
- Managing partner of Ernâni R. Lopes & Associados, Lda.

  Miguel Horta e Costa

Functions in other companies of PT Group:

- Chairman of the Board of Directors of PT Comunicações, S.A.
- Chairman of the Board of Directors of Presidente do Conselho de Administração de PT Multimédia Serviços de Telecomunicações e Multimédia, SGPS, S.A.
- Chairman of the Board of Directors of PT Móveis – Serviços de Telecomunicações, SGPS, S.A.
- Chairman of the Board of Directors of TMN – Telecomunicações Móveis Nacionais, S.A.
- Chairman of the Board of Directors of PT Ventures, SGPS, S.A
- Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais – Consultoria Internacional, S.A.
- Chairman of the Board of Directors of PT Sistemas de Informação, S.A.
- Chairman of the Board of Directors of PT Compras – Serviços de Consultoria e Negociação, S.A.
- Chairman of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A.
- Chairman of the Board of Directors of PT Prime, SGPS, S.A.
- Chairman of the Board of Directors of Portugal Telecom Brasil, S.A.
- Chairman of the Board of Directors of PT Ásia, Limitada

Functions in other companies:

- Director of Telefónica, S.A.
- Director of Portugália, S.A.

  Zeinal Bava

Functions in other companies of PT Group:

- Chairman of the Executive Committee of TMN - Telecomunicações Móveis Nacionais, S.A.
- Vice-Chairman of the Board of Directors and Chairman of the Executive Committee of PT Multimédia
    – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
- Chairman of the Board of Directors of TV Cabo Portugal, S.A.
- Director of PT Sistemas de Informação, S.A.
- Chairman of the Board of Directors of PT-PRO, Serviços Administrativos e de Gestão Partilhados, S.A.

35

- Director of Portugal Telecom Investimentos Internacionais – Consultoria Internacional, S.A.
- Director of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A.
- Chairman of the Board of Directors of Previsão – Sociedade Gestora de Fundos de Pensões, S.A.
- Member of the Board of Directors of Brasilcel, N.V.

  Carlos Vasconcellos Cruz

Functions in other companies of PT Group:

- Vice-Chairman of the Board of Directors and Chairman of the Executive Committee of Portugal Telecom Investimentos Internacionais – Consultoria Internacional, S.A.
- Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A.
- Chairman of the Executive Committee of PT Móveis – Serviços de Telecomunicações, SGPS, S.A.
- Director of PT Compras – Serviços de Consultoria e Negociação, S.A.
- Chairman of the Board of Directors of Directel – Listas Telefónicas Internacionais, Limitada
- Chairman of the Board of Directors of PT Prime Tradecom,SGPS, S.A.
- Member of the Board of Directors of Portugal Telecom Brasil S.A.
- Director of PT Sistemas de Informação, S.A.
- Vice- Chairman of the Board of Directors of Brasilcel, N.V.
- Vice- Chairman of the Board of Directors of Telesp Celular Participações, S.A.
- Vice- Chairman of the Board of Directors of Tele Leste Celular Participações S.A.
- Vice- Chairman of the Board of Directors of Celular CRT Participações S.A.
- Vice- Chairman of the Board of Directors of Tele Centro Oeste Celular Participações S.A.
- Chairman of the Executive Committee of PT Ásia, Limitada
- Director of CTM – Companhia de Telecomunicações de Macau, S.A.R.L.
  Iriarte Esteves

Functions of other companies of PT Group:

- Director of PT Sistemas de Informação, S.A.
- Director of Banco Best, S.A.

  Paulo Fernandes

Functions in other companies of PT Group:

- Director of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A.
- Chairman of the Board of Directors of Simarc – Promoções Imobiliárias, S.A.

Functions in other companies:

- Member of the Executive Committee of Fundação Luso-Espanhola.

  Henrique Granadeiro

Functions in other companies of PT Group:

- Executive Director of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
- Chairman of Fundação Portugal Telecom

Annual Report 2005	36

Functions in other companies

- Director of Fundação Eugénio de Almeida
- Non-Executive Director of Aleluia - Cerâmica, Comércio e Indústria, S.A.
- Member of the Strategy Committee of Banco Finantia
- Non-Executive Director of OPCA - Obras Públicas e Cimento Armado, S.A.

37

  Rodrigo Costa

Functions in other companies of PT Group:

- Chairman of the Executive Committee of PT Comunicações, S.A.

Functions in other companies:

- Member of the Advising Committee of the Portuguese Technoogical Plan
- Member of the High Committe for Foreign Investment

  Joaquim Goes

Functions in other companies of PT Group:

- Director of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Functions in other companies:

- Director of Banco Espirito Santo, S.A.
- Director of Banco BEST, S.A.
- Director of ES Tech Ventures, SGPS, S.A.
- Director of ESDATA – Espirito Santo Data, SGPS, S.A.
- Chairman of the Board of Directors of E.S. Interaction, Sistemas de Informação Interactivos, S.A.
- Director of Companhia de Seguros Tranquilidade Vida, S.A.

  Carlos Oliveira Cruz

No functions in other companies

  Jorge Tomé

Functions in other companies:

- Chairman of the Executive Committee of Caixa – Banco de Investimento, S.A.
- Chairman of the Board of Directors of Trem II – Aluguer de Material Circulante
- Member of the Board of Directors of Sociedade Gestora de Fundos de Investimento Mobiliários
- Caixageste

  Fernando Abril-Martorell

Functions in other companies:

- Chairman of the Executive Committee (CEO) of Credit Suisse Spain

  António Viana Baptista

Function in other companies of PT Group:

- Adviser of Brasilcel N.V.

Annual Report 2005	38

Function in other companies:

- Chairman & CEO of the Board of Telefónica Móviles, S.A.
- Chairman of Telefónica Móviles España, S.A.
- Adviser of Telefónica, S.A.
- Adviser of the Board of Telefónica de España, S.A.
- Adviser of Telefónica DataCorp S.A.
- Adviser of Telefónica Internacional, S.A.
- Representative of Telefónica Data to the Board of Terra Networks, S.A.
- Adviser of Telefónica Data Brasil Holding, S.A.

  Luís de Mello Champalimaud

Functions in other companies:

- Chairman of Sociedade Agrícola Belo de Mértola
- Chairman of Confiança Participações, SGPS, S.A.
- Director of Sociedade Agrícola Serra Branca, S.A.
- Director of Sociedade Agrícola Namorados, S.A.
- Chairman of SOEICOM, S.A. (Brasil)

  Patrick Monteiro de Barros

Functions in other companies:

- Non-Executive Director of Espírito Santo Control Holding
- Non-Executive Director of Espírito Santo International Holding
- Non-Executive Director of Espírito Santo Finantial Group
- Non-Executive Director of Espírito Santo Resources
- Chairman of the Board of Directors of Argus Resources (UK), Ltd.
- Chairman of the Board of Directors of Telexpress Investments
- Director of Fundação Monteiro de Barros

  Jorge Bleck*

Functions in other companies:

- Chairman of the Board of the General Meeting of BSN – Banco Santander de Negócios, S.A.
- Member of the Board of Directors of Foggia, SGPS, S.A.
- Chairman of the Board of the General Meeting of Isbanp – Engenharia e Software Informático, S.A.
- Chairman of the Board of the General Meeting of Santander Pensões – Sociedade Gestora de Fundos de Pensões, S.A.
- Chairman of the Board of the General Meeting of Totta Seguros – Companhia de Seguros de Vida, S.A.
- Chairman of the Board of the General Meeting of IMO-R – Companhia Imobiliária, S.A.
- Chairman of the Board of the General Meeting of Airholding, SGPS, S.A.
- Chairman of the Board of the General Meeting of Bunge Ibérica Portugal, S.A.

  Carlos Blanco de Morais

Functions in other companies:

- Director of Fundação D. Pedro IV

39

  João Mello Franco

Functions in other companies:

- Director of José de Mello Participações, SGPS, S.A.

  Gerald McGowan

Functions in other companies:

- Director of Overseas Private Investment Corporation
- Director of Virginia Port Authority

  Peter Golob*

Functions in other companies:

- Adviser in the telecommunications sector

  Nuno Silvério Marques

Functions in other companies:

- Managing partner of CIDOT, Comunicação e Imagem, Lda.
- Director of CIDOT – Estúdio de Comunicação, S.A.

  Thomaz Paes de Vasconcellos

Functions in other companies:

- Managing partner of TPV, Lda.

Annual Report 2005	40

Professional qualifications and professional activities performed during the last 5 years

  Members of the Executive Committee

Miguel António Igrejas Horta e Costa. Portuguese, 57 years old. Elected for the first time in 1995. His mandate ended on 31 December 2005. Chairman of the Executive Committee of Portugal Telecom, SGPS, S.A. since 28 May 2002. Chairman of the Board of Directors of PT Ásia, Limitada since July 2004; Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais - Consultoria Internacional S.A. since April 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. since February 2004; Chairman of the Executive Committee of PT Comunicações, S.A. since January 2004; Chairman of the Board of Directors of PT Sistemas de Informação, S.A. since January 2004; Chairman of the Board of Directors of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June2003; Chairman of the Board of Directors of PT Compras - Serviços de Consultoria e Negociação, S.A. since May2003; Chairman of the Board of Directors of Fundação Portugal Telecom from March 2003 to December 2004; Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (ex-Portugal Telecom Internacional, SGPS, S.A.) since December 2002; Chairman of the Board of Directors of PT Multimedia - Serviços de Telecomunicações e Multimedia, SGPS, S.A. since August 2002; Chairman of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Chairman of the Board of Directors of PT Móveis, SGPS, S.A. and TMN - Telecomunicações Móveis Nacionais, S.A. since June 2002; Presidente do Conselho de Administração da Telesp Celular Participações, S.A.; Chairman of the Board of Directors of PT Comunicações, S.A. since May 2002; Vice-Chairman of the Executive Committee of Portugal Telecom, SGPS, S.A. from April 2000 to May 2002; Vice-Chairman of the Board of Directors of PT Investimentos, SGPS, S.A. from 1999 to June 2001; Vice-Chairman of the Board of Directors of Telesp Celular Participações S.A. from 1998 to November 2000; Vice-Chairman of the Board of Directors of Multimedia - Serviços de Telecomunicações e Multimedia, SGPS, S.A. from 2000 to 2002; Member of the Board of Directors of Telesp Participações S.A. from 1998 to November de 2000; Member of the Board of Directors of Telesp, S.A. from 1998 to November de 2000; Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 to 2002; Chairman of the Executive Committee of Portugal Telecom Internacional, SGPS, S.A. from 1998 to 2000; Member of the Board of Directors of Telefónica, S.A. since 1998; Member of the Board of Directors of SIC, S.A. from 1998 to 2000; Member of the Board of Directors of Aliança Atlântica Holdings since 1997; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 1996 to 1997; Vice-Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi S.A. from 1994 to 1995; Non-executive member of the Board of Directors of Portugália - Companhia de Transportes Aéreos, S.A. since 1993; Vice-Chairman of the Board of Directors of Banco ESSI, S.A. from 1992 to 1994; Non-executive member of the Board of Directors of BES Investimento, S.A. since 1999; Chairman of the Board of Directors and member of the Board of Directors of SIBS - Sociedade Interbancária de Serviços, S.A. from 1991 to 1995; Chairman of the Board of Directors of Euroges - Aquisição de Créditos a Curto Prazo, S.A. since 1991; Member of the Board of Directors of Banco Espírito Santo e Comercial de Lisboa from 1990 to 1992; Vice-President of Associação Industrial Portuguesa from 1990 to 1994; Secretary-of-State of External Commerce from 1987 to 1990; Vice-Chairman of the Board of Directors of CTT and TLP from 1984 to 1987; Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi S.A. from 1982 to 1984; Director - General of CTT from 1981 to 1982. Graduated in Economics from Universidade Técnica de Lisboa (I.S.C.E.F.).

Zeinal Bava. Portuguese, 40 years old. Elected for the first time in 2000. His mandate ended on 31 December 2005. Chief Financial Officer of Portugal Telecom, SGPS, S.A. since 2000; Chief Financial Officer of TMN – Telecomunicações Móveis Nacionais, S.A. since December 2005; Member of the Board of Directors of PT Sistemas de Informação, S.A. since May 2004; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, S.A. since April 2004; Chairman of the Board of Directors of TV Cabo Portugal, S.A. since March 2004; Member of the Board of Directors of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Multimedia - Serviços de Telecomunicações e Multimedia, SGPS, S.A. since

41

May 2003; Chairman of the Board of Directors of Previsão - Sociedade Gestora de Fundos de Pensões, S.A. since March 2003; Chairman of the Board of Directors of PT Serviços de Gestão, S.A. (PT PRO) since February 2003; Vice-Chairman of the Board of Directors of PT Multimedia - Serviços de Telecomunicações e Multimedia, SGPS, S.A. since November 2002; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002 until March 2004; Member of the Board of Directors of Páginas Amarelas, S.A. since January 2004 until May 2005; Member of the Board of Directors of PT Compras - Serviços de Consultoria e Negociação, S.A. since May 2003 until 2005; Member of the Board of Directors of BEST - Banco Electrónico de Serviço Total, S.A. since May 2001 until October 2004; Member of the Board of Directors of Telesp Celular Participações S.A. since April 2001 until December 2003; Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004 until December 2005; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003 until 2005; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003 until 2005; Member of the Board of Directors of Tele Leste Participações, S.A. since 2003 until 2005; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003 until 2005; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since 2003 until 2005; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (former Portugal Telecom Internacional, SGPS, S.A.) from 2000 to 2002; Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 to 1999; Executive Director of Deutsche Morgan Grenfell from 1996 to 1998; Executive Director Warburg Dillon Read from 1989 to 1996. Graduated by University College London in Electronic and Electrical Engineering.

Carlos Manuel de Lucena e Vasconcellos Cruz. Portuguese, 48 years old. Elected for the first time in 2002. His mandate ended on 31 December 2005. Chairman of the Executive Committee of PT Ásia, Limitada since July 2004; Chairman of the Board of Directors of Directel – Listas Telefónicas Internacionais, Limitada since May 2004; Member of the Board of Directors of PT Sistemas de Informação, S.A. since May 2004; Member of the Board of Directors of CTM – Companhia de Telecomunicações de Macau, S.A.R.L. since May 2004; Vice-Chairman of the Board of Directors and Chairman of the Executive Committee of Portugal Telecom Investimentos Internacionais - Consultoria Internacional S.A. since April 2004; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. since April 2004; Chairman of the Executive Committee of PT Móveis, SGPS, S.A. since March 2004; Member of the Board of Directors of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A. from June 2003 to January 2004; Chairman of the Executive Committee of PT Comunicações, S.A. from May 2002 to January 2004; Chairman of the Executive Committee of PT Prime, SGPS, S.A. from 2002 to January 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2002 to January 2004; Chairman of the Board of Directors of PT Contact - Telemarketing e Serviços de Informação, S.A. from 2002 to January 2004; Chairman of the Executive Committee of PT.com, SGPS, S.A. from May 2003 to January 2004; Member of the Board of Directors of PT Compras - Serviços de Consultoria e Negociação, S.A. from May 2003; Member of the Board of Directors of Fundação Portugal Telecom from March 2003 to December 2004; Vice-Chairman of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of TMN - Telecomunicações Móveis Nacionais, S.A. from June 2002 to May 2003; Member of the Board of Directors of Telesp Celular Participações S.A. since April 2001; Vice-President of Telesp Celular Participações S.A. since 2001; Vice-Chairman of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of CRT Celular Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of Tele Leste Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of Tele Centro Oeste Celular Participações S.A. since 2003; Chairman of the Board of Directors and Chairman of the Executive Committee of Telesp Celular S.A. from May 2001 to May 2002; Chairman of the Board of Directors and Chairman of the Executive Committee of PT Prime Tradecom, SGPS, S.A. since 2000; Executive Member of the Board of Directors of PT Prime, SGPS, S.A. from 2000 to 2001; Guest Teacher of the Portuguese Catholic University (Universidade Católica Portuguesa) and ISCTE for Post-graduate courses and MBA Programmes from 2000 to 2001; Member of the World Board of Dun & Bradstreet Corporation, Executive Vice-President of Dun & Bradstreet Corporation, President and Chairman of the Executive Committee of D&B GMC, Executive Vice-President of D&B Europe, President and Chairman of the Executive Committee of D&B Ibéria, Vice-President of Trans Union España Credit Burear S/A from

Annual Report 2005	42

1997 to 1999; Senior Vice-President of Dun & Bradstreet Corporation, Senior Vice-President of Dun & Bradstreet Europe, President and Chairman of the Executive Committee of D&B Iberia & Middle West, Vice-President of the Portuguese Companies Association of Business Information (A.P.E.I.N. - Associação Portuguesa de Empresas de Informação de Negócio) in 1996; President and Chairman of the Executive Committee of Dun & Bradstreet Ibéria in 1995; President and Chairman of the Executive Committee of Dun & Bradstreet Portugal, Vice-President of the Portuguese Association for Quality (Associação Portuguesa para a Qualidade) from 1990 to 1993; President of the "European Customer Service group" of Dun & Bradstreet in 1992; Director-General of Dun & Bradstreet France in 1989; Director-General of Sales of Dun & Bradstreet France in 1988; Business Manager of Dun & Bradstreet Portugal in 1987; National Sales Director of Dun & Bradstreet Portugal in 1986; Director of the Sales Department Dun & Bradstreet Portugal in 1985; Senior Economist of LEASEINVEST from 1983 to 1985; Economist of the Ministry das Finance of Portugal from 1978 to 1983. Graduated in Business Administration from I.S.C.T.E. (Instituto Superior de Ciências do Trabalho e da Empresa).

Iriarte José Araújo Esteves. Portuguese, 56 years old. Elected for the first time in 2000. His mandate ended on 31 December 2005. Member of the Board of Directors of PT Sistemas de Informação, S.A. since May 2004; Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. from January 2004 to December 2005; Chairman of the Executive Committee of TMN - Telecomunicações Móveis Nacionais, S.A. from 1998 to December 2005; Chairman of the Executive Committee of PT Móveis, SGPS, S.A. from June 2000 to March 2004; Chairman of the Board of Directors of PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, S.A. since February 2004; Chairman of the Board of Directors of PT Acessos de Internet WiFi, S.A. since January 2004; Member of the Board of Directors of Banco Best, S.A. since June 2003; Member of the Board of Directors of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Member of the Board of Directors of PT Compras - Serviços de Consultoria e Negociação, S.A. from May 2003 to May 2004; Member of the Board of Directors of Fundação Portugal Telecom from March 2003 to December 2004; Member of the Board of Directors of Brasilcel, N.V. from December 2002 to February 2004; Member of the Board of Directors of Portugal Telecom Brasil, S.A. from July 2002 to February 2004; Member of the Board of Directors of PT Prime, SGPS, S.A. since 2002; Member of the Board of Directors of Telesp Celular Participações, S.A. from 10 April 2001 to February 2004; Member of the Board of Directors of Tele Sudeste Participações, S.A. from 2003 to February 2004; Member of the Board of Directors of CRT Celular Participações, S.A. from 2003 to February 2004; Member of the Board of Directors of Tele Leste Participações, S.A. from 2003 to February 2004; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from 2003 to February 2004; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 to 2002; Chairman of the Board of Directors of Telepac from 1991 to 1997; Vice-Chairman of the Board of Directors of TMN - Telecomunicações Móveis Nacionais, S.A. from 1991 to 1992; Member of the Board of Directors of CTT from 1989 to 1992; Director - General of Telecommunications of CTT since 1986 to 1989; Director-General of Telecommunications of CTT from 1983 to 1986; Director of the Telecommunications Business Planning Department of CTT from 1982 to 1983; Director-General Regional de Telecommunications of CTT from 1981 to 1982. Graduated in Eletronic Engineering, Telecommunications and Electronics from I.S.T. (Instituto Superior Técnico).

Paulo Jorge da Costa Gonçalves Fernandes. Portuguese, 40 years old. Elected for the first time in 2000. His mandate ended on 31 December 2005. Member of the Executive Committee of Fundação Luso-Espanhola since 2005; Chairman of the Board of Directors of SIMARC, since March 2004; Member of the Board of Directors of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chairman of the Executive Committee of PT Sistemas de Informação, S.A. from May 2003 to December 2005; Member of the Board of Directors of PT Compras - Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom from March 2003 to December 2004; Member of the Board of Directors of Brasilcel, N.V. from December 2002 to July 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (former Portugal Telecom Internacional, SGPS, S.A.) from December 2002 to 2003; Member of the Board of Directors of Telesp Celular Participações, S.A. from 10 April 2001 to July 2003; Member of the Board of Directors of Tele Sudeste Participações, S.A. from January 2003 to July 2003; Member of the Board of Directors of CRT Celular

43

Participações, S.A. from January 2003 to July 2003; Member of the Board of Directors of Tele Leste Participações, S.A. from January 2003 to July 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from January 2003 to July 2003; Chairman of the Board of Directors of PT - Sistemas de Informação, S.A. from 2000 to January 2004; Partner of McKinsey & Company from 1997 to 2000; Member of the “McKinsey & Company's Leadership World Groups” for the telecommunications and transportation areas from 1997 to 2000; International Consultant of the McKinsey & Company from 1991 to 1997; Partner and Manager of Spades - Sociedade de Apoio ao Desenvolvimento - from 1990 to 1991; Computer network research analyst at INESC from 1988 to 1990. Graduated in Electrotechnical and Computer Engineering – Computer Systems from I.S.T. (Instituto Superior Técnico).

Henrique Manuel Fusco Granadeiro. Portuguese, 62 years old. Elected for the first time in 2003. His mandate has ended on 31 December 2005. Member of the Board of Directors of Espririto Santo Resources since 2005; Member of the Board of Directors of OPCA – Obras Públicas e Cimento Armado, S.A. since 2005; Chairman of the Board of Directors of Fundação Portugal Telecom since December 2004; Member of the Executive Committee of PT Multimedia - Serviços de Telecomunicações e Multimedia, SGPS, S.A. since September 2004; Chairman of the Executive Committee of Lusomundo Media, SGPS, S.A. from 2002 to 2004; Chairman of the Executive Committee of Diário de Notícias from 2002 to 2004; Chairman of the Executive Committee of Jornal de Notícias from 2002 to 2004; Chairman of the Executive Committee of TSF from 2002 to 2004; Chairman of the Executive Committee of Jornal do Fundão from 2002 to 2004; Chairman of the Executive Committee of Açoreana Ocidental from 2002 to 2004; Chairman of the Executive Committee of DN of Madeira from 2002 to 2004; Chairman of the Board of Directors of Aleluia - Cerâmica Comercio e Indústria S.A from 2001 to 2004; Member of the Board of Directors of Parfil SGPS S.A. from 2001 to 2004; Member of the Strategic Board of Banco Finantia since 2001; Member of the Board of Directors of PT Multimedia - Serviços de Telecomunicações e Multimedia, SGPS, S.A. since 2001; Member of the Board of Directors of Fundação Eugénio de Almeida since 1992; Member of the Board of Directors of Controljornal SGPS S.A. from 1990 to 2001; Member of the Board of Directors of Sojornal - Sociedade Jornalistica e Editorial S.A from 1990 to 2001; President of the Fundação Eugénio de Almeida from 1989 to 1992; President of IFADAP - Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 to 1990; Director of Fundação Eugénio de Almeida from 1981 to 1987; Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981; Member of the Board of Directors of Standart Eléctrica during 1981; Ambassador of Portugal in the OECD from 1979 to 1981 and Head of the Civil House of the President of the Portuguese Republic from 1976 to 1979. Graduated in Business Administration from Instituto Universitário de Évora.

Rodrigo Costa. Portuguese, 46 years old. Elected for the first time in 2005. His mandate ended on 31 December 2005. Chairman of the Executive Committee of PT Comunicações, S.A. since December 2005; Member of the Tecnological Plan Advisory Board since 2005; Member of the Lead Counsel for Foreign Investment since 2004; Corporate Vice-President of the OEM Microsoft Corporation from 2002 until 2005; General Director of Microsoft Brasil from 2001 until 2002; Member of the Advisory Board of the Superior Institute of Business Communication of the Human and Social Sciences College from 1998 until 2000; Member of the Management of Entrepreneurs for Education Forum from 1997 until 2001; Director and Vice President of the Luso-American Chamber of Commerce from 1996 until 2001; General Director of Microsoft Portugal from 1990 until 2001; Partner, Marketing Director, Distribution Director and Deputy General Director of Prológica, S.A. from 1987 until 1990; General Director and Founding partner of Intério S.A. in 1986; Planning and Control Advisor of Duphar Portugal from 1984 until 1989; Management Advisor of Viagens Abreu from 1983 until 1990; Partner, Progammer and Systems Analyst of Nogueira Informática, S.A./Groupi, Lda. from 1979 until 1985.

Annual Report 2005	44

  Non-Executive Directors

Ernâni Rodrigues Lopes. Portuguese, 64 years old. Elected for the first time in 2003 as Chairman of the Board of Directors. The mandate ended on 31 December 2005. Chairman of the Board of Directors of SESC - Sociedade de Estudos Superiores de Contabilidade, S.A. from 2003 to 2005; Ambassador of Portugal in Bonn from 1975 to 1979; Ambassador of Portugal with the EEC in Brussels from 1979 to 1983; Ministry of Finance from 1983 to 1985; Managing Partner of SaeR - Sociedade de Avaliação de Empresas e Risco, Lda. since 1998; Managing partner of Ernâni R. Lopes & Associados, Lda. since 1997; Member of the Advisory Board of Banco de Portugal from 1997 to 2003; Member of the Advisory Board of Instituto de Crédito Público from 1997 to 2003; Member of the European Convention representing the Portuguese Government from 2002 to 2003; Chairman of the Board of Directors of Bio 21, from 1995 to 2001; Chairman of the General Meeting of Gestifer, SGPS, S.A from 1997 to 2003; Chairman of the General Meeting of Morate - Sociedade de Investimentos Imobiliários, S.A from 1989 to 2003; President of the General Meeting of Lusotur Sociedade Financeira de Turismo, S.A from 1991 to 1998; Chairman of the General Meeting of Inogi - Inovação Imobiliária, Gestão e Investimento, S.A from 1989 to 2003; Chairman of the General Meeting of Socifa - Sociedade de Prestação de Serviços Financeiros e de Administração e Gestão, S.A from 1988 to 1991; Member of the General Board of Telecel from 1991 to 1994; Member of the General Board of Grupo Espírito Santo from 1996 to 2003; Member of the Board of Directors of Espírito Santo Resources Ltd from 1990 to 2003; Vice-Chairman of the Board of Directors of ESPART - Participações Financeiras, SGPS, S.A. from 1990 to 1992; Chairman of the Board of Directors of Escopar - Sociedade Gestora de Participações Sociais, S.A. from 1995 to 2003; Chairman of the Board of Directors of Espírito Santo Irmãos - Sociedade Gestora de Participações Sociais, S.A. from 1994 to 2003; Chairman of the Board of Directors of Espírito Santo Property Holding (Portugal) from 1994 to 2003; Chairman of the Board of Directors of GESTRES - Gestão Estratégica Espírito Santo, S.A. from 1990 to 2003; Chairman of the Board of Directors of SFIR - Sociedade de Financiamento e Investimento de Risco, S.A. from 1988 to 1995; Chairman of the Board of Directors of Alcatel - Portugal, Sistemas de Comunicação, S.A. from 1988 to 1995; Chairman of the Board of Directors of CPR - Companhia Portuguesa de Rating, S.A. from 1969 to 2003. Holds a PhD in Economics from Faculdade de Ciências Humanas (currently Faculdade de Ciências Económicas e Empresariais) da Universidade Católica Portuguesa.

Joaquim Aníbal Freixial de Goes. Portuguese, 39 years old. Elected for the first time in 2000. His mandate ended on 31 December 2005. Member of the Board of Directors of PT Multimedia - Serviços de Telecomunicações e Multimedia, SGPS, S.A. since August 2002; Member of the Board of Directors of Companhia de Seguros Tranquilidade - Vida, S.A. since 2002; Member of the Board of Directors of BEST - Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Banco Espírito Santo, S.A. since 2000; Chairman of the Board of Directors of E.S. INTERACTION, Sistemas de Informação Interactivos, S.A. since 2000; Member of the Board of Directors of ESDATA, Espírito Santo Data, SGPS, S.A. since 1999; Director of the Strategic Marketing Department of Banco Espírito Santo, S.A. from 1995 to 1999; Director of the Startegic Department of CIMPOR - Cimentos de Portugal, S.A. from 1994 to 1995; Senior Consultant of Roland Berger & Partner from 1992 to 1993; Consultant of Roland Berger & Partner from 1989 to 1992. Graduated in Business Administration from Universidade Católica Portuguesa, Lisbon and holds a MBA from INSEAD, Fontainebleau.

Carlos Alberto de Oliveira Cruz. Portuguese, 65 years old. Elected for the first time in 2002. His mandate ended on 31 December 2005. Member of the Board of Directors of Gerbanca, SGPS, S.A. since March 2003; Chairman of the Board of Directors of Caixa Brasil, SGPS, S.A. from 2001 to May 2005; Vice-Chairman of the Board of Directors of Caixa Geral de Depósitos, S.A. from 2000 to April 2004; Vice-Chairman of the Board of Directors of Caixa - Banco de Investimento, S.A. from 2000 to April 2004; Member of the Board of Directors of Unibanco Holdings, S.A. since 2000; Member of the Board of Directors of Banco de Portugal from 1996 to 2000; Representative of the Bank of Portugal in the Economic Policy Committee from 1996 to 1998; Member of the Board of Directors of Imoleasing from 1989 to 1996; Member of the Board of Directors of Caixa Geral de Depósitos, S.A. from 1984 to 1989; Director of the International Relations Department of Banco Pinto & Sotto Mayor, S.A. from 1982 to 1983; Member of the Board of Directors of Companhia Portuguesa de Electricidade from 1977 to 1982; Secretary-of-State of Economical Coordination from 1976 to 1977; Delete of the OECD in the Economic Policy Committee from 1973 to 1975. Graduated in Economics from Instituto Superior de Ciências Económicas e Financeiras.

45

Jorge Humberto Correia Tomé. Portuguese, 47 years old. His mandate has ended on 31 December 2005. Non-Executive Director of Portugal Telecom, SGPS, S.A. since 2002, Chairman of the Executive Committee of Caixa - Banco de Investimentos, S.A. since March of 2002; Executive Director of Caixa - Banco de Investimentos, S.A. since 2001; Chairman of the Board of Directors of TREM II - Aluguer de Material Circulante, ACE since March of 2002; Non-Executive Director of Caixa Gestão de Patrimónios since September of 2001; Non-Executive Director of BANIF IMOBILIÁRIA, S.A. from April to June of 2001; Non-Executive Director of BANIF IMO – Sociedade Gestora de Fundos de Investimento Imobiliário from June of 2000 to June of 2001; Director of Sociedade Gestora de Fundos de Pensões, S.A. – Açor Pensões, S.A. (currently Banif Açor Pensões), from October of 1999 to July of 2001; Executive Member of the Boards of Directors of the Insurance Companies O Trabalho and O Trabalho Vida from May of 2000 to July of 2001; Executive Director of Companhia de Seguros Açoreana since December of 1996; Partner of Coopers & Lybrand from June of 1995 to November of 1996; Manager of Banco Pinto & Sotto Mayor, S.A., co-ordinating the Branch Office in France and Sottomayor Bank of Canada from February to May of 1995; Director of Banco Pinto & Sotto Mayor, S.A. from March of 1994 to January of 1995; Executive Director of SULPEDIP, S.A., (currently PME Investimentos, S.A.) from June of 1989 to March of 1994; Technician of the Securities Direction of Banco Pinto & Sotto Mayor, S.A in 1985; Sub-manager and Manager of Securities of Banco Pinto & Sotto Mayor from 1986 to 1989; Director of CPG – Sociedade Gestora de Fundos de Investimento FIPOR; Companies and Industrial and Tourism Project Analyst at Banco Pinto & Sotto Mayor admitted in April of 1983; Auditor at Coopers & Lybrand Lda. admitted in February of 1980; Economist of IAPMEI (Instituto de Apoio às Pequenas e Médias Empresas) admitted in 1979. Graduated in Business Administration by I.S.C.T.E., holds a master in Applied Economics from the Faculdade de Economia da Universidade Nova Lisboa.

Fernando Abril-Martorell. Spanish, 43 years old. Elected for the first time in 2001. His mandate ended on 31 December 2005. Managing Director and Chief Executive Officer of Credit Suisse Spain. Joined Credit Suisse in August 2005. Member of the Board of Directors of Telecomunicações de São Paulo - Telesp from 2001; Chief Operating Officer of Telefónica S.A. from 2000 to 2003; Chairman of the Executive Committee of Telefónica Publicidad e Información from 1999 to 2000; Chief Financial Officer of Telefónica, S.A. from 1997 to 1999; General-Director of Corporate Finance of Telefónica Publicidad e Información from 1997 to 1999; Director of the Treasury Department of JP Morgan from 1987 to 1997. B.A. in Law and B.S. in Business Administration from ICADE (Madrid).

António Pedro de Carvalho Viana-Baptista. Portuguese, 48 years old. Elected for the first time in 2000. His mandate ended on 31 December 2005. Chairman of the Board of Directors of Telefónica Móviles, S.A.; Member of the Board of Directors of Telesp Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Centro Oeste Participações, S.A. and Celular CRT Participações, S.A. since 2003; Member of the Board of Directors of TBS Celular Participações, S.A.; Member of the Board of Directors of Sudestel Participações, S.A.; Member of the Board of Directors of Iberoleste Participações, S.A.; Member of the Board of Directors of Telefónica de Argentina, S.A. since 2003, Chairman of the Board of Directors of Telefónica Móviles España, S.A. since 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Chairman of the Executive Committee of Telefónica Móviles, S.A. since 2002; Member of the Board of Directors of Telesp, S.A. since 2001; Director of Emergia Holding N.V. since 2000; Member of the Board of Directors of Telefónica de España, S.A. since Dcember 2000; Member of the Board of Directors of Telefónica, S.A. since 2000; Member of the Patronage of Fundación Telefónica since 1999; Member of the Board of Directors of Telefónica Datacorp, S.A.U. since 1998; Member of the Board of Directors of Telefónica Perú Holding since 1998; Member of the Board of Directors of CTC Chile since 1998; Member of the Board of Directors of Telefónica Internacional, S.A. since 1998; Manager of Telefónica Larga Distancia de Puerto Rico; Chairman of the Board of Directors of Telefónica Internacional Chile, S.A.; Chairman of the Board of Directors of Compañia Internacional de Telecomunicaciones, S.A. (COINTEL); Chairman of the Board of Directors of Telefónica Peru Holding, S.A.C.; Chairman of the Board of Directors of SP Telecomunicações Holding Ltda.; Member of the Board of Directors Terra, S.A. representing Telefónica Data; Member of the Board of Directors of BPI from 1991 to 1996; Principal Partner of McKinsey & Company from 1985 to 1991 (Madrid/Lisbon Offices). Graduated in Economics from Universidade Católica Portuguesa and holds a MBA fromINSEAD, Fontainebleau.

Annual Report 2005	46

Luís de Mello Champalimaud. Portuguese, 54 years old. Elected for the first time in 2004. His mandate ended on 31 December 2005. Chairman of the Board of Directors of Banco Totta & Açores, S.A. and Crédito Predial Português, S.A. from January 1997 to January 2000; Chairman of the Board of Directors of Banco Totta and Sotto Mayor de Investimentos, S.A., from March 1996 to January 2000; Chairman of the Board of Directors of Banco Pinto & Sotto Mayor, S.A. from January 1995 to January 2000; Chairman of the Board of Directors of Companhia de Seguros Mundial - Confiança, S.A. from March 1993 to March 1995; Member of the Board of Directors of Companhia de Seguros Mundial - Confiança, S.A. from June 1992 to March1993; Chairman of the Executive Committee of Soeicom, S.A. from September 1982 to April 1992; Sales Director of Soiecom, S.A. from June 1975 to September 1982.

Patrick Monteiro de Barros. Portuguese, 61 years old. Elected for the first time in 2002. His mandate ended on 31 December 2005. Chairman of the Board of Directors of Telexpress Investments Limited since 2002; Member of the Board of Directors of Tosco Corporation from 1995 to 2001; Member of the Board of Directors of Petrogal, Petróleos de Portugal from 1995 to 2000; Member of the Board of Directors of Grupo Financeiro Espírito Santo since 1992; Member of the Board of Directors of Vodafone Portugal from 1992 to 1998; Member of the Board of Directors of Petrocontrol from 1991 to 2000; Chairman of the Board of Directors and Chairman of the Executive Committee of Argus Resources Ltd. since 1988; Chairman of the Board of Directors and Chairman of the Executive Committee of Sigmoil Resources from 1985 to 1988; Senior Vice-President of Philipp Brothers from 1985 to 1988; Chairman of the Board of Directors of Protea Holdings Inc. since 1981; Member of the Board of Directors of Sociedade Nacional de Petróleos (SONAP) from 1971 to 1975; Director of Sociedade Nacional de Petróleos (SONAP) from 1967 to 1971; President of Fundação Monteiro de Barros since 1966. Graduated in Economics from the University of Paris and in Business Administration from the École Supérieure de Commerce de Paris.

Jorge Maria Bleck. Portuguese, 51 years old. Elected for the first time in 2002. His mandate ended on 31 December 2005. Chairman of the General Meeting of Crédito Predial Português since 2000; Chairman of the Board of the General Meeting of SANTANDER – Sociedade Gestora de Fundos de Imvestimento Mobiliário, S.A.; Vice-Chairman of the General Meeting of Banco Santander de Negócios Portugal, S.A since 2000; Vice-chairman of the General Meeting of Banco Santander, S.A since 1999; Member of the Board of Directors of Foggia SGPS, S.A. since 2000. Graduated in Law from Universidade de Lisboa.*

Carlos Manuel de Almeida Blanco de Morais. Portuguese, 48 years old. Elected for the first time in 2003. His mandate ended on 31 December 2005. Professor at the Law School of the University of Lisbon since 1997; Member of the Board of Directors of Fundação D. Pedro IV since 1995; Legal Advisor of the Legal Center of the Portuguese Government since 1993. Holds a PhD in Law from Universidade de Lisboa.

João Manuel de Mello Franco. Portuguese, 59 years old. Elected for the first time in 1998. His mandate ended on 31 December 2005. Chairman of the Audit Committee of Portugal Telecom, SGPS, S.A. since 2004; Member of the Board of Directors of José de Mello Participações, SGPS, S.A. since 2002; Vice-Chairman of the Board of Directors of José de Mello Imobiliária from 2001 to 2004; Chairman of the Board of Directors of José de Mello Residências e Serviços from 2001 to 2004; Chairman of the Board of Directors of Imopólis (SGFII) from 2001 to 2004; Chairman of the Board of Directors of Engimais from 2001 to 2004; Member of the Board of Directors of International Shipowners Reinsurance Co from 1998 to 2005; Member of our Higher Board from 1996 to 1997; Chairman of the Board of Directors of Soponata - Sociedade Portuguesa de Navios Tanques, S.A. from 1999 to 2001; Chairman of the Executive Committee of Soponata - Sociedade Portuguesa de Navios Tanques, S.A. from 1997 to 2001; Vice-Chairman and Member of the Board of Directors of LISNAVE from 1995 to 1997; Chairman of the Board of Directors of Marconi from 1994 to 1995; Chairman of the Board of Directors of Guiné Telecom from 1994 to 1995; Chairman of the Board of Directors of Companhia Santomense de Telecomunicações from 1994 to 1999; Member of the Board of Directors of CN - Comunicações Nacionais S.A. from 1993 to 1995; Chairman of the Board of Directors of Associação Portuguesa para o Desenvolvimento das Comunicações from 1993 to 1995; Chairman of the Board of Directors of TMN - Telecomunicações Móveis Nacionais, S.A. from 1991 to 1994; Chairman of the Board of Directors of TLP - Telefones de Lisboa e Porto S.A. from 1989 to 1994; Director of TDC - Tecnologia of Comunicações, Lda. from 1986 to 1989. Graduated in Mechanical Engineering from the Instituto Superior Técnico.

47

Gerald S. McGowan. American, 59 years old. Elected for the first time in 2003. His mandate ended on 31 December 2005. Ambassador of the United States in Portugal from 1997 to 2001; Member of the Board of Directors of the “Overseas Private Investment Corporation” (OPIC) in 1996; Member of the Board of Directors of the Virginia Port Authority in 2002; Member of the Board of Directors of the Cellular Telecomunications Industry Association from 1990 to 1998. Graduated in Law from Georgetown University.

Peter Eugene Golob. American, 48 years old. Elected for the first time in 2003. His mandate ended on 31 December 2005. Director of Merrill Lynch Global Communications Group for Europe from 1998 to 2001; Director of Telecoms Media Technology Team e Investment Banking Operating Committee of Deutsche Morgan Grenfell from 1995 to 1998; Director of Telecoms Industry Investment Banking of S.G.Warburg from 1992 to 1995. Holds a PhD in History from Cambridge University *

Nuno João Francisco Soares de Oliveira Silvério Marques. Portuguese, 49 years old. Elected for the first time in 2003. His mandate ended on 31 December 2005. Managing partner of AGILLETM – Serviços e Consultoria de Gestão, Lda.; Partner of CIDOT, Comunicação e Imagem, Lda. since 2002; Partner of Fundaments from 2000 to 2002; Member of the Board of Directors of Telecel, Comunicações Pessoais, S.A from 1992 to 2000; Member of the Board of Directors of Telechamada S.A from 1994 to 1995; Member of the Board of Directors of Quimigal from 1988 to 1991; Manager of Quimibro, Comércio Internacional de Metais e Mercadorias Lda. from 1980 to 1988. Graduated in Business Administration from Universidade Católica Portuguesa; Integrated MBA programme with specialization in Information management / e-business from Universidade Católica Portuguesa.

Thomaz de Mello Paes de Vasconcellos. Portuguese, 48 years old. Elected for the first time in 2003. His mandate ended on 31 December 2005. Managing Partner of TPV, Lda. since 1998; General Manager and Member of the Board of Directors of Grupo Santogal from 1988 to 1998; Controller of Hubbard Group from 1987 to 1988; Manager of Arthur Andersen & Co (Lisbon) from 1980 to 1987; Revisor Oficial de Contas since 1986, registered with the no. 561. Graduated in Business Administration from Universidade Católica Portuguesa in 1980.

* Directors that have resigned from office already during the financial year of 2006

Annual Report 2005	48

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.